

UHT

Universal Health Realty Income Trust

2007 ANNUAL REPORT

Location of UHT Properties


UHT has 46 investments in fourteen states.

UHT Properties by Type


Medical Office Building 42%
Acute Care 44%
Childcare Centers 2%
Rehabilitation 4%
Behavioral Health 4%
Sub-Acute 4%

* Chart based on gross asset value of real estate (net of non-recourse debt) and the carrying value of Unconsolidated Joint Ventures.

SEC Mail Processing
Section

MAY 01 2008

Washington, DC
110

Dear Fellow Shareholders:

We are very proud of our strong and diversified portfolio of forty-six investments which includes acute care hospitals, medical office buildings, specialty hospitals, and childcare centers. 2007 was another successful year in which we were able to increase the annual dividend for the twenty-first consecutive year to an annual rate of $2.32 per share.

The medical office building sector has seen rising demand as an increasing number of medical services are provided in non-hospital settings and as the growing ranks of aging baby boomers need more care. While medical office buildings are not as flashy as high rise office towers, tenants are more stable and rents grow steadily over time. UHT has been fortunate to have recognized this value early. Most of our growth over the past several years has been through the addition of medical office buildings. Throughout 2007, we continued to build upon our strong portfolio of medical office buildings through both acquisition and development. Together with our developer partners, we completed construction on four newly constructed medical office buildings in Nevada and Arizona containing 278,000 rentable square feet of office space. We also acquired a 22,000 square foot medical office building in Globe, Arizona.

We now own over 2.4 million rentable square feet of medical office space and plan to continue growing this very attractive asset class. To that end, we have begun construction on three additional medical office building projects totaling 214,000 square feet of office space which are scheduled to be completed in the second half of 2008 and early 2009.

We routinely evaluate our portfolio of properties giving consideration to factors such as a property's long-term strategic value, current operating performance, the general real-estate environment and credit market conditions. During 2007, in conjunction with this evaluation, we capitalized on favorable market conditions and sold a single tenant medical office building in New Mexico and a multi-tenant medical office building in California. We believe these divestitures strengthened our overall portfolio by continuing our tradition of focusing on properties that are well-positioned within their markets thereby enabling them to realize sustainable, long-term growth.

Throughout the remainder of 2008, we plan to stay on course and continue our strategy of adding high quality investments, maintaining our strong balance sheet and generating consistent cash flow to support a secure stream of dividends to our shareholders.

I thank you for your continued support and look forward to further growth and success in the coming year.

Sincerely,

Alan B. Miller
Chairman of the Board,
Chief Executive Officer and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 1-9321

UNIVERSAL HEALTH REALTY INCOME TRUST
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**23-6858580** (I.R.S. Employer Identification Number)
Universal Corporate Center 367 South Gulph Road P.O. Box 61558 King of Prussia, Pennsylvania (Address of principal executive offices)	**19406-0958** (Zip Code)

Registrant's telephone number, including area code: (610) 265-0688

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Shares of beneficial interest, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ **Accelerated filer** ☒ **Non-accelerated filer** ☐ **(Do not check if a smaller reporting company)** **Smaller reporting company** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

Aggregate market value of voting shares and non-voting shares held by non-affiliates as of June 29, 2007: $390,347,761. Number of shares of beneficial interest outstanding of registrant as of January 31, 2008: 11,842,129

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for our 2008 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2007 (incorporated by reference under Part III).

UNIVERSAL HEALTH REALTY INCOME TRUST
2007 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

This Annual Report on Form 10-K is for the year ended December 31, 2007. This Annual Report modifies and supersedes documents filed prior to this Annual Report. Information that we file with the SEC in the future will automatically update and supersede information contained in this Annual Report. In this Annual Report, "we," "us," "our" and the "Trust" refer to Universal Health Realty Income Trust. In this Annual Report, the term "revenues" does not include the revenues of the unconsolidated limited liability companies in which we have various non-controlling equity interests ranging from 33% to 99%. We currently account for our share of the income/loss from these investments by the equity method (see Note 9 to the Consolidated Financial Statements included herein).

PART I

ITEM 1. *Business*

General

We are a real estate investment trust ("REIT") which commenced operations in 1986. We invest in health care and human service related facilities including acute care hospitals, behavioral healthcare facilities, rehabilitation hospitals, sub-acute facilities, surgery centers, childcare centers and medical office buildings ("MOB"s). As of December 31, 2007 we have forty-six real estate investments or commitments located in fourteen states in the United States consisting of: (i) six hospital facilities including three acute care, one behavioral healthcare, one rehabilitation and one sub-acute; (ii) thirty-six MOBs (including three being constructed), and; (iii) four preschool and childcare centers.

Available Information

We have our principal executive offices at Universal Corporate Center, 367 South Gulph Road, King of Prussia, PA 19406. Our telephone number is (610) 265-0688. Our website is located at http://www.uhrit.com. Copies of the annual, quarterly and current reports we file with the SEC, and any amendments to those reports, are available free of charge on our website. Additionally, we have adopted governance guidelines, a Code of Business Conduct and Ethics applicable to all of our officers and directors, a Code of Ethics for Senior Officers and charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board of Trustees. These documents are also available free of charge on our website. Copies of such reports and charters are available in print to any shareholder who makes a request. Such requests should be made to our Secretary at our King of Prussia, PA corporate headquarters. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Officers by promptly posting this information on our website. The information posted on our website is not incorporated into this Annual Report.

In accordance with Section 303A.12(a) of The New York Stock Exchange Listed Company Manual, we submitted our CEO's Certification to the New York Stock Exchange in 2007. Additionally, contained in Exhibits 31.1 and 31.2 of this Annual Report are our CEO's and CFO's certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

Overview of Facilities

As of December 31, 2007, we have investments or commitments in forty-six facilities, including three new MOBs being constructed, located in fourteen states and consisting of the following:

Facility Name	Location	Type of Facility	Ownership	Guarantor
Southwest Healthcare System, Inland Valley Campus (A)	Wildomar, CA	Acute Care	100%	Universal Health Services, Inc.
McAllen Medical Center (A)	McAllen, TX	Acute Care	100%	Universal Health Services, Inc.
The Bridgeway (A)	N.Little Rock, AR	Behavioral Health	100%	Universal Health Services, Inc.
Wellington Regional Medical Center (A)	W. Palm Beach, FL	Acute Care	100%	Universal Health Services, Inc.
Kindred Hospital Chicago Central (B)	Chicago, IL	Sub-Acute Care	100%	Kindred Healthcare, Inc.
HealthSouth Deaconess Rehabilitation Hospital (E)	Evansville, IN	Rehabilitation	100%	HealthSouth Corporation
Family Doctor's Medical Office Bldg. (B)	Shreveport, LA	MOB	100%	HCA Inc.
Kelsey-Seybold Clinic at Kings Crossing (B)	Kingwood, TX	MOB	100%	St. Lukes Episcopal Health Sys.
Professional Bldgs. at Kings Crossing (B)	Kingwood, TX	MOB	100%	—
Chesterbrook Academy (B)	Audubon, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Chesterbrook Academy (B)	New Britain, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Chesterbrook Academy (B)	Newtown, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Chesterbrook Academy (B)	Uwchlan, PA	Preschool & Childcare	100%	Nobel Learning Comm. & Subs.
Southern Crescent Center I (B)	Riverdale, GA	MOB	100%	—
Southern Crescent Center, II (B)	Riverdale, GA	MOB	100%	—
Desert Samaritan Hospital MOBs (C)	Mesa, AZ	MOB	76%	—
Suburban Medical Plaza II (C)	Louisville, KY	MOB	33%	—

Facility Name	Location	Type of Facility	Ownership	Guarantor
Desert Valley Medical Center (C,G)	Phoenix, AZ	MOB	90%	—
Thunderbird Paseo Medical Plaza I & II (C)	Glendale, AZ	MOB	75%	—
Cypresswood Professional Center (B)	Spring, TX	MOB	100%	—
Papago Medical Park (C)	Phoenix, AZ	MOB	89%	—
Edwards Medical Plaza (C,G)	Phoenix, AZ	MOB	90%	—
Desert Springs Medical Plaza (D)	Las Vegas, NV	MOB	99%	Community Health Systems, Inc.
Orthopaedic Specialists of Nevada Bldg. (B)	Las Vegas, NV	MOB	100%	—
Santa Fe Professional Plaza (C,G)	Scottsdale, AZ	MOB	90%	—
Sheffield Medical Building (B)	Atlanta, GA	MOB	100%	—
Centinela Medical Building Complex (C,G)	Inglewood, CA	MOB	90%	—
Summerlin Hospital MOB (D,H)	Las Vegas, NV	MOB	95%	—
Summerlin Hospital MOB II (D,F)	Las Vegas, NV	MOB	98%	—
Medical Center of Western Connecticut (B)	Danbury, CT	MOB	100%	—
Mid Coast Hospital MOB (C)	Brunswick, ME	MOB	74%	—
Deer Valley Medical Office II (C)	Phoenix, AZ	MOB	90%	—
Rosenberg Children's Medical Plaza (C)	Phoenix, AZ	MOB	85%	—
700 Shadow Lane & Goldring MOBs (D)	Las Vegas, NV	MOB	98%	—
St. Mary's Professional Office Building (C)	Reno, NV	MOB	75%	—
Apache Junction Medical Plaza (C)	Apache Junction, AZ	MOB	85%	—
Spring Valley Medical Office Building (D)	Las Vegas, NV	MOB	95%	—
Spring Valley Hospital Medical Office Building II (D,I)	Las Vegas, NV	MOB	95%	—
Sierra San Antonio Medical Plaza (C)	Fontana, CA	MOB	95%	—
Phoenix Children's East Valley Care Center (C,J)	Phoenix, AZ	MOB	95%	—
Centennial Hills Medical Office Building I (D,I)	Las Vegas, NV	MOB	95%	—
Canyon Springs Medical Plaza (C,J)	Gilbert, AZ	MOB	95%	—
Palmdale Medical Plaza (D,F,K)	Palmdale, CA	MOB	95%	—
Cobre Valley Medical Plaza (C)	Globe, AZ	MOB	95%	—
Deer Valley Medical Office Building III (C,M)	Phoenix, AZ	MOB	95%	—
Summerlin Hospital Medical Office Building III (D,L)	Las Vegas, NV	MOB	95%	—

(A) Real estate assets owned by us and leased to subsidiaries of Universal Health Services, Inc. ("UHS").

(B) Real estate assets owned by us and leased to an unaffiliated third-party or parties.

(C) Real estate assets owned by a limited liability company ("LLC") in which we have a non-controlling interest as indicated above.

(D) Real estate assets owned by a LLC in which we have a non-controlling interest as indicated above and include tenants who are unaffiliated third-parties or subsidiaries of UHS.

(E) The lessee on the HealthSouth Deaconess Rehabilitation Hospital ("Deaconess") is HealthSouth/Deaconess L.L.C., a joint venture between HealthSouth Properties Corporation and Deaconess Hospital, Inc. The lease with Deaconess is scheduled to expire in June of 2009.

(F) Tenants of this medical office building include subsidiaries of UHS. Pursuant to FIN 46R, as a result of our related party relationship with UHS and a master lease agreement between UHS and this property, this LLC is considered to be a variable interest entity. Consequently, we consolidate the results of operations of this LLC in our consolidated financial statements.

(G) The membership interests of this entity are held by a master LLC in which we hold a 90% non-controlling ownership interest.

(H) The membership interests of this entity are held by a master LLC in which we hold a 95% non-controlling ownership interest.

(I) This building, tenants of which may include subsidiaries of UHS, was completed and opened during 2007.

(J) This building was completed and opened during 2007.

(K) This building, which is under construction and may include tenants which are subsidiaries of UHS, is scheduled to be completed and opened during the second quarter of 2008.

(L) This building, which is under construction and may include tenants which ware subsidiaries of UHS, is scheduled to be completed and opened during the third quarter of 2008.

(M) This building is under construction and is scheduled to be completed and opened during the third quarter of 2008.

2008 Acquisition

In February, 2008, we purchased Kindred Hospital; Corpus Christi, an unaffiliated 74-bed long-term acute care hospital located in Corpus Christi, Texas for a total purchase price of $8.1 million. We paid $4.7 million in cash and assumed $3.4 million of third-party mortgage debt that is non-recourse to us. The lease payments on this facility are unconditionally guaranteed by Kindred Healthcare, Inc. until the scheduled expiration in June, 2019.

Other Information

Included in our portfolio at December 31, 2007 are six hospital facilities with an aggregate investment of $133.9 million. The leases with respect to these hospital facilities comprised approximately 65%, 58% and 56% of our revenues in 2007, 2006 and 2005, respectively, and as of December 31, 2007, these leases have fixed terms with an average of 4.2 years remaining and include renewal options ranging from two to four, five-year terms.

We believe a facility's earnings before interest, taxes, depreciation, amortization and lease rental expense ("EBITDAR") and a facility's EBITDAR divided by the sum of minimum rent plus additional rent payable to us ("Coverage Ratio"), which are non-GAAP financial measures, are helpful to us and our investors as a measure of the operating performance of a hospital facility. EBITDAR, which is used as an indicator of a facility's estimated cash flow generated from operations (before rent expense, capital additions and debt service), is used by us in evaluating a facility's financial viability and its ability to pay rent. For the hospital facilities owned by us as of December 31, 2007, the combined Coverage Ratio was approximately 4.6 (ranging from 3.3 to 7.0) during 2007, 5.5 (ranging from 3.8 to 8.3) during 2006 and 7.2 (ranging from 5.0 to 13.6) during 2005. The Coverage Ratio for individual facilities varies. See "Relationship with Universal Health Services, Inc." below for Coverage Ratio information related to the four hospital facilities leased to subsidiaries of UHS.

Pursuant to the terms of our leases for our hospital facilities, each lessee, including subsidiaries of UHS, is responsible for building operations, maintenance, renovations and property insurance. We, or the LLCs in which we have invested, are responsible for the building operations, maintenance and renovations of the preschool and childcare centers and the MOBs, however, a portion, or in some cases all, of the expenses associated with the MOBs are passed on directly to the tenants. Cash reserves have been established to fund required building maintenance and renovations at the multi-tenant MOBs. Lessees are required to maintain all risk, replacement cost and commercial property insurance policies on the leased properties and we, or the LLC in which we have invested, are also named insureds on these policies. In addition, we, UHS or the LLCs in which we have invested, maintain property insurance on all properties. For additional information on the terms of our leases, see "Relationship with Universal Health Services, Inc."

See our consolidated financial statements and accompanying notes to the consolidated financial statements included in this Annual Report for our total assets, liabilities, debt, revenues, income and other operating information.

Relationship with Universal Health Services, Inc. ("UHS")

Leases: We commenced operations in 1986 by purchasing certain subsidiaries from UHS and immediately leasing the properties back to the respective subsidiaries. Most of the leases were entered into at the time we commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms, with base rents set forth in the leases effective for all but the last two renewal terms. In 1998, the lease for McAllen Medical Center was amended to provide that the last two renewal terms would also be fixed at the initial agreed upon base rental. This lease amendment was in connection with certain concessions granted by UHS with respect to the renewal of other leases. The base rents are paid monthly and each lease also provides for additional or bonus rents which are computed and paid on a quarterly basis based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with subsidiaries of UHS are unconditionally guaranteed by UHS and are cross-defaulted with one another.

The combined revenues generated from the leases on the UHS hospital facilities accounted for approximately 54% of our total revenue for the five years ended December 31, 2007 (approximately 57% for the year ended December 31, 2007). Including 100% of the revenues generated at the unconsolidated LLCs in which we have various non-controlling equity interests ranging from 33% to 99%, the leases on the UHS hospital facilities accounted for approximately 25% of the combined consolidated and unconsolidated revenue for the five years ended December 31, 2007 (approximately 24% for the year ended December 31, 2007). In addition, seven MOBs (plus two additional MOBs currently under construction) owned by LLCs in which we hold various non-controlling equity interests, include tenants which are subsidiaries of UHS. For the four hospital facilities currently owned by us and leased to subsidiaries of UHS, the combined Coverage Ratio was approximately 4.5, 5.7 and 7.4 for the years ended December 31, 2007, 2006 and 2005, respectively. The Coverage Ratio for individual facilities vary and range from 3.3 to 7.0 in 2007, 3.8 to 8.3 in 2006 and 5.0 to 13.6 in 2005. We cannot predict whether the leases with subsidiaries of UHS, which have renewal options at existing lease rates, or any of our other leases, will be renewed at the end of their lease terms. If the leases are not renewed at their current rates, we would be required to find other operators for those facilities and/or enter into leases on terms potentially less favorable to us than the current leases.

Pursuant to the Master Lease Document by and among us and certain subsidiaries of UHS, dated December 24, 1986 (the "Master Lease"), which governs the leases of all hospital properties with subsidiaries of UHS, UHS has the option to renew the leases at the lease terms described below by providing notice to us at least 90 days prior to the termination of the then current term. In addition, UHS has rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. UHS also has the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at the appraised fair market value. In addition, during 2006, as part of the overall exchange and substitution proposal relating to Chalmette Medical Center ("Chalmette"), as discussed below, as well as the early five year lease renewals on Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), Wellington Regional Medical Center ("Wellington"), McAllen Medical Center ("McAllen") and The Bridgeway ("Bridgeway"), we agreed to amend the Master Lease to include a change of control provision. The change of control provision grants UHS the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the four leased hospital properties at their appraised fair market value.

During the third quarter of 2005, Chalmette, a 138-bed acute care hospital located in Chalmette, Louisiana, was severely damaged and closed as a result of Hurricane Katrina. At that time, the majority of the real estate assets of Chalmette were leased from us by a subsidiary of UHS and, in accordance with the terms of the lease, and as part of an overall evaluation of the leases between subsidiaries of UHS and us, UHS offered substitution properties rather than exercise its right to rebuild the facility or offer cash for Chalmette. Independent appraisals were obtained by us and UHS which indicated that the pre-hurricane fair market value of the leased facility was $24.0 million.

During the third quarter of 2006, we completed the asset exchange and substitution pursuant to the Asset Exchange and Substitution Agreement ("Agreement") with UHS whereby we agreed to terminate the lease between us and Chalmette and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to UHS in exchange and substitution for newly constructed real property assets owned by UHS ("Capital Additions") at Wellington, Bridgeway and Inland Valley, in satisfaction of the obligations under the Chalmette lease. The Capital Additions consist of properties which were recently constructed on, or adjacent to, facilities already owned by us as well as a recently constructed Capital Addition at Inland Valley which was completed and opened during the third quarter of 2007. Pursuant to section 1033(a)(1) of the Internal Revenue Code of 1986, as amended (the "IRC"), we recognized no gain for federal income tax purposes based upon the transaction as agreed upon in the Agreement.

The total cost of the 44-bed Capital Addition at Inland Valley amounted to $11.7 million, which exceeded the $11.0 million threshold included in the Agreement. Pursuant to the terms of the Agreement, the $760,000 of cost in excess of the $11.0 million threshold has been paid to UHS in cash and UHS will pay incremental rent on the $760,000 excess cost at a rate of 6.75%.

The table below details the renewal options and terms for each of the four UHS hospital facilities:

Hospital Name	Type of Facility	Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	Acute Care	$5,485,000	December, 2011	20(a)
Wellington Regional Medical Center	Acute Care	$3,030,000	December, 2011	20(b)
Southwest Healthcare System, Inland Valley Campus	Acute Care	$2,648,000(d)	December, 2011	20(b)
The Bridgeway	Behavioral Health	$ 930,000	December, 2014	10(c)

(a) UHS has four 5-year renewal options at existing lease rates (through 2031).
(b) UHS has two 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).
(c) UHS has two 5-year renewal options at fair market value lease rates (2015 through 2024).
(d) Includes incremental rent on the $760,000 of Capital Addition cost in excess of $11.0 million.

See Note 2 to the consolidated financial statements-*Relationship with UHS and Related Party Transactions* for additional disclosure related to our leases with subsidiaries of UHS.

UHS Legal Proceedings: We have been advised by UHS that UHS, together with its South Texas Health System affiliates, which operate McAllen Medical Center, were served with a subpoena dated November 21, 2005, issued by the Office of Inspector General of the Department of Health and Human Services ("OIG"). At that time, the Civil Division of the U.S. Attorney's office in Houston, Texas indicated that the subpoena was part of an investigation under the False Claims Act regarding compliance with Medicare and Medicaid rules and regulations pertaining to the employment of physicians and the solicitation of patient referrals from physicians from January 1, 1999 to the date of the subpoena, related to the South Texas Health System. UHS has advised us that since January of 2006, documents were produced on a rolling basis pursuant to this subpoena and several additional requests, including an additional March 9, 2007 subpoena. On February 16, 2007, UHS's South Texas Health System affiliates were served with a search warrant in connection with what UHS has been advised is a related criminal Grand Jury investigation concerning the production of documents. At that time, the government obtained various documents and other property related to the facilities. Follow-up Grand Jury subpoenas for documents and witnesses and other requests for information were subsequently served on South Texas Health System facilities and certain UHS employees and former employees.

UHS's legal representatives continue to meet with representatives of the civil and criminal divisions of the United States Attorney's Office for the Southern District of Texas to discuss the status of these matters. UHS's representatives have been advised that the government is continuing its investigations. UHS understands that, based on those discussions and its investigations to date, the government is focused on certain arrangements entered into by the South Texas Health System affiliates which, the government believes, may have violated Medicare and Medicaid rules and regulations pertaining to payments to physicians and the solicitation of patient referrals from physicians and other matters relating to payments to various individuals which may have constituted improper or illegal payments. UHS understands that the government is also focusing its investigation to determine whether the South Texas Health System affiliates and certain individuals illegally failed to fully comply with the original OIG subpoena. UHS is investigating these matters, cooperating with the investigations and responding to the matters raised with them. UHS continues to produce documents on a rolling basis to the government based on its requests pursuant to its investigations. UHS expects to continue their discussions with the government to attempt to resolve these matters in a manner satisfactory to UHS and the government. There is no assurance that UHS will be able to do so, and, at this time, UHS is unable to evaluate the extent of any potential financial or other exposure in connection with these matters which are related to the subject of the government's investigations.

UHS has advised us that it monitors all aspects of its business and that it has developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including UHS's. Although UHS believes its policies, procedures and practices comply with governmental regulations, no assurance can be given that UHS will not be subjected to further inquiries or actions, or that UHS will not be faced with sanctions, fines or penalties in connection with the investigation of their South Texas Health System affiliates. Even if UHS were to ultimately prevail, the government's inquiry and/or action in connection with this matter could have a material adverse effect on UHS's future operating results and on the future operating results of McAllen Medical Center. While the base rentals are guaranteed by UHS through the end of the existing lease term, should this matter adversely impact the future revenues and/or operating results of McAllen Medical Center, the future bonus rental earned by us on this facility may be materially, adversely impacted. Bonus rental revenue earned by us from McAllen Medical Center amounted to $1.7 million during 2007 and $1.9 million during 2006. We can provide no assurance that this matter will not have a material adverse impact on underlying value of McAllen Medical Center or on the future base rental earned on this facility should the existing lease not be renewed pursuant to its current lease rates after its December, 2011 scheduled expiration of the existing lease term.

Advisory Agreement: UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, serves as Advisor to us under an Advisory Agreement (the "Advisory Agreement") dated December 24, 1986. Under the Advisory Agreement, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal, tax and other services, for which the Advisor is reimbursed directly by us. The Advisory Agreement expires on December 31 of each year; however, it is renewable by us, subject to a determination by the Trustees who are unaffiliated with UHS (the "Independent Trustees"), that the Advisor's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by us or the Advisor. The Advisory Agreement has been renewed for 2008. All transactions between us and UHS must be approved by the Independent Trustees.

The Advisory Agreement provides that the Advisor is entitled to receive an annual advisory fee equal to 0.60% of our average invested real estate assets, as derived from our consolidated balance sheet. The advisory fee is payable quarterly, subject to adjustment at year-end based upon our audited financial statements. In addition, the Advisor is entitled to an annual incentive fee equal to 20% of the amount by which cash available for distribution to shareholders for each year, as defined in the Advisory Agreement, exceeds 15% of our equity as shown on our consolidated balance sheet, determined in accordance with generally accepted accounting principles without reduction for return of capital dividends. The Advisory Agreement defines cash available for distribution to shareholders as net cash flow from operations less deductions for, among other things, amounts required to discharge our debt and liabilities and reserves for replacement and capital improvements to our properties and investments. Advisory fees incurred and paid (or payable) to UHS amounted to $1.4 million for each of 2007, 2006 and 2005. No incentive fees were paid during 2007, 2006 or 2005.

Officers and Employees: Our officers are all employees of UHS and although as of December 31, 2007 we had no salaried employees, our officers do receive stock-based compensation from time-to-time.

Share Ownership: As of December 31, 2007, UHS owned 6.7% of our outstanding shares of beneficial interest.

SEC reporting requirements of UHS: UHS is subject to the reporting requirements of the SEC and is required to file annual reports containing audited financial information and quarterly reports containing unaudited financial information. Since the leases on the hospital facilities leased to wholly-owned subsidiaries of UHS comprised approximately 57% of our consolidated revenues for the year ended December 31, 2007, and since UHS is our Advisor, you are encouraged to obtain the publicly available filings for UHS, Inc. from the SEC's website at www.sec.gov. These filings are the sole responsibility of UHS and are not incorporated by reference herein.

Taxation

We believe we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and we intend to continue to operate in such a manner. If we qualify for taxation as a REIT, we will generally not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation", *e.g.* at the corporate and shareholder levels, that usually results from investment in the stock of a corporation. Please see the heading "*If we fail to maintain our REIT status, we will become subject to federal income tax on our taxable income at regular corporate rates*" under "Risk Factors" for more information.

Competition

We compete for the acquisition, leasing and financing of health care related facilities. Our competitors include, but are not limited to, other REITs, banks and other companies, including UHS. Some of these competitors are larger and have a lower cost of capital than we do. Additionally, the potential for consolidation at the REIT or operator level appears to have increased. These developments could result in fewer investment opportunities for us and lower spreads over our cost of our capital, which would hurt our growth.

In most geographical areas in which our facilities operate, there are other facilities that provide services comparable to those offered by our facilities. In addition, some competing facilities are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sale and income taxes. Such exemptions and support are not available to our facilities. In some markets, certain competing facilities may have greater financial resources, be better equipped and offer a broader range of services than those available at our facilities. Certain hospitals that are located in the areas served by our facilities are specialty hospitals that provide medical, surgical and behavioral health services, facilities and equipment that are not available at our hospitals. The increase in outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also increases competition for us.

In McAllen, Texas, the location of our largest facility, McAllen Medical Center (which is operated by a subsidiary of UHS), intense competition has continued from other healthcare providers, including physician-owned facilities. As a result, the facility has experienced significant declines in patient volume and profitability. In response to these competitive pressures, UHS has, among other things, undertaken significant capital investment in the market including a new dedicated 120-bed children's facility, which was completed and opened during the first quarter of 2006, as well as a 134-bed replacement behavioral health facility, which was completed and opened during the second quarter of 2006. We do not have an ownership interest in the real estate assets of either of these newly constructed UHS facilities. During the fourth quarter of 2007, newly constructed capacity at a physician owned hospital was completed and opened which unfavorably impacted the patient volumes, net revenues and profitability at McAllen Medical Center during the quarter. The future patient volumes, net revenues and profitability at McAllen Medical Center are expected to continue to be unfavorably impacted as a result of this increased competitor capacity and expansion of services. A continuation of the provider competition in this market, as well as the additional capacity recently completed by UHS and others, could result in additional erosion of the net revenues and financial operating results of McAllen Medical Center which may negatively impact the bonus rentals earned by us on this facility and may potentially have a negative impact on the future lease renewal terms (current lease expires in December, 2011) and the underlying value of the property.

In addition, the number and quality of the physicians on a hospital's staff are important factors in determining a hospital's competitive advantage. Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. The operators of our facilities also compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel. The operators of our acute care and behavioral health care facilities are experiencing the effects of a shortage of skilled nursing staff nationwide, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. Our operators may experience difficulties attracting and retaining qualified physicians, nurses and medical support personnel. We anticipate that our operators, including UHS, will continue to encounter increased competition in the future that could lead to a decline in patient volumes and harm their businesses, which in turn, could harm our business.

A large portion of our non-hospital properties consist of MOBs which are located either close to or on the campuses of hospital facilities. These properties are either directly or indirectly affected by the factors discussed above as well as general real estate factors such as the supply and demand of office space and market rental rates. To improve our competitive position, we anticipate that we will continue investing in additional healthcare related facilities and leasing the facilities to qualified operators, perhaps including UHS and subsidiaries of UHS.

Regulation and Other Factors

During 2007, 2006 and 2005, 53%, 48% and 47%, respectively, of our revenues were earned pursuant to leases with operators of acute care services hospitals, all of which are subsidiaries of UHS. A significant portion of the revenue earned by the operators of our acute care hospitals is derived from federal and state healthcare programs, including Medicare and Medicaid (excluding managed Medicare and Medicaid programs).

The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, health information privacy and security rules, and Medicare and Medicaid fraud and abuse provisions (including, but not limited to, federal statutes and regulations prohibiting kickbacks and other illegal inducements to potential referral sources, false claims submitted to federal health care programs and self-referrals by physicians). Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to significant fines or penalties and/or required to repay amounts received from government for previously billed patient services. This government regulation of the healthcare industry affects us because:

(i) The financial ability of lessees to make rent payments to us may be affected by governmental regulations such as licensure, certification for participation in government programs, and government reimbursement, and;

(ii) Our bonus rents are based on our lessees' net revenues which in turn are affected by the amount of reimbursement such lessees receive from the government.

Although UHS and the other operators of our acute care facilities believe that their policies, procedures and practices comply with governmental regulations, no assurance can be given that they will not be subjected to governmental inquiries or actions, or that they would not be faced with sanctions, fines or penalties if so subjected. Because many of these laws and regulations are relatively new, in many cases, our operators don't have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject their current or past practices to allegations of impropriety or illegality or could require them to make changes in the facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Even if they were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse effect upon them, and in turn, us. See *Relationship with Universal Health Services, Inc.-UHS Legal Proceedings* for disclosure related to McAllen Medical Center.

A significant portion of the revenue earned by the operators of our acute care hospitals is derived from federal and state healthcare programs, including Medicare and Medicaid. Under the statutory framework of the Medicare and Medicaid programs, many of the general acute care operations are subject to administrative rulings, interpretations and discretion that may affect payments made under either or both of such programs as well as by other third party payors. The federal government makes payments to participating hospitals under its Medicare program based on various formulas. For inpatient services, the operators of our acute care hospitals are subject to a prospective payment system ("PPS"). Under inpatient PPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's diagnosis related group ("DRG"). Every DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. These rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. The DRG rates are adjusted annually based on geographic region.

DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. Generally, however, the percentage increases in the DRG payments have been lower than the projected increase in the cost of goods and services purchased by hospitals. For federal fiscal years 2007, 2006 and 2005, the update factors were 3.4%, 3.7% and 3.3%, respectively. For 2008, the update factor is 3.3%. Hospitals are allowed to receive the full basket update if they provide the Centers for Medicare and Medicaid Services ("CMS") with specific data relating to the quality of services provided. The operators of our acute care hospital facilities have complied fully with this requirement and intend to comply fully in future periods.

For outpatient services, both general acute and behavioral health hospitals are paid under an outpatient PPS according to ambulatory procedure codes. Outpatient services were traditionally paid at the lower of customary charges or on a reasonable cost basis. The outpatient PPS rate is an unadjusted national payment amount that includes the Medicare payment and the beneficiary co-payment. Special payments under the outpatient PPS may be made for certain new technology items and services through transitional pass-through payments and special reimbursement rates.

Medicaid is a joint federal-state funded health care benefit program that is administered by the states to provide benefits to qualifying individuals who are unable to afford care. Most state Medicaid payments are made under a PPS-like system, or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid program are generally significantly less than a hospital's customary charges for services provided. In addition to revenues received pursuant to the Medicare program, our operators receive a large portion of their revenues either directly from Medicaid programs or from managed care companies managing Medicaid.

In addition to Medicare and Medicaid, our operators, including UHS, receive payments from private payors, including managed care companies, commercial insurance providers and individuals. The ability of our operators to negotiate favorable service contracts with purchasers of group health care services significantly affects the revenues and operating results of our facilities. A primary collection risk for our operators relates to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles.

Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by operators of our facilities. In addition to statutory and regulatory changes to the Medicare and each of the state Medicaid programs, our operators' operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities.

In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact may be. An increasing number of legislative initiatives have been introduced or proposed in recent years that would result in major changes in the health care delivery system on a national or a state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of government health insurance plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Executive Officers of the Registrant

Name	Age	Position
Alan B. Miller	70	Chairman of the Board, Chief Executive Officer and President
Charles F. Boyle	48	Vice President and Chief Financial Officer
Cheryl K. Ramagano	45	Vice President, Treasurer and Secretary
Timothy J. Fowler	52	Vice President, Acquisition and Development

Mr. Alan B. Miller has been our Chairman of the Board and Chief Executive Officer since our inception in 1986 and was appointed President in February of 2003. He had previously served as our President until 1990. Mr. Miller has been Chairman of the Board, President and Chief Executive Officer of UHS since its inception in 1978. Mr. Miller also serves as a Director of Penn Mutual Life Insurance Company.

Mr. Charles F. Boyle was appointed Chief Financial Officer in February of 2003 and has served as our Vice President and Controller since 1991. Mr. Boyle has held various positions at UHS since 1983 and currently serves as its Vice President and Controller. He was appointed Controller of UHS in 2003 and had served as its Assistant Vice President-Corporate Accounting since 1994.

Ms. Cheryl K. Ramagano was appointed Secretary in February of 2003 and served as our Vice President and Treasurer since 1992. Ms. Ramagano has held various positions at UHS since 1983 and currently serves as its Vice President and Treasurer. She was appointed Treasurer of UHS in 2003 and had served as its Assistant Treasurer since 1994.

Mr. Timothy J. Fowler was elected as our Vice President of Acquisition and Development upon the commencement of his employment with UHS in 1993. Prior thereto, he served as a Vice President of The Chase Manhattan Bank, N.A. since 1986.

ITEM 1A. ***Risk Factors***

We are subject to numerous known and unknown risks, many of which are described below and elsewhere in this Annual Report. Any of the events described below could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties that we are not aware of, or that we currently deem to be immaterial, could also impact our business and results of operations.

A substantial portion of our revenues are dependent upon one operator. If UHS experiences financial difficulties, or otherwise fails to make payments to us, our revenues will significantly decline.

For the year ended December 31, 2007, UHS accounted for 57% of our revenues. In addition, as of December 31, 2007, subsidiaries of UHS leased four of the six hospital facilities owned by us with terms expiring in 2011 or 2014. We cannot assure you that UHS will continue to satisfy its obligations to us. The failure or inability of UHS to satisfy its obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

Our relationship with UHS may create conflicts of interest.

In addition to being dependent upon UHS for a substantial portion of our revenues and leases, since 1986, UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, has served as our Advisor. Pursuant to our Advisory Agreement, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. Further, all of our officers are all employees of UHS. As of December 31, 2007, we had no salaried employees. We believe that the quality and depth of the management and advisory services provided to us by our Advisor and UHS could not be replicated by contracting with unrelated third parties or by being self-advised without considerable cost increases. We believe that these relationships have been beneficial to us in the past, but we cannot guarantee that will not become detrimental to us in the future.

All transactions with UHS must be approved by a majority of our Independent Trustees. We believe that our current leases and business dealings with UHS have been entered into on commercially reasonable terms. However, because of our historical and continuing relationship with UHS and its subsidiaries, in the future, our business dealings may not be on the same or as favorable terms as we might achieve with a third party with whom we do not have such a relationship. Disputes may arise between us and UHS that we are unable to resolve or the resolution of these disputes may not be as favorable to us as a resolution we might achieve with a third party.

We hold significant, non-controlling equity ownership interests in various LLCs.

For the year ended December 31, 2007, 59% of our consolidated and unconsolidated revenues were generated by LLCs in which we hold a majority, non-controlling equity ownership interest. Our level of investment and lack of control exposes us to potential losses of our investments and revenues. Although our ownership arrangements have been beneficial to us in the past, we cannot guarantee that they will continue to be beneficial in the future.

We cannot be certain of the availability and terms of external sources of capital to fund the growth of our business when needed.

To retain our status as a REIT, we are required to distribute 90% of our taxable income to shareholders and, therefore, we generally cannot use income from operations to fund our growth. Accordingly, our growth strategy depends, in part, upon our ability to raise additional capital at reasonable costs to fund new investments. We believe we will be able to raise additional debt and equity capital at reasonable costs to refinance our debts at or prior to their maturities and to invest at yields which exceed our cost of capital. We cannot predict, however, whether financing will be available to us on satisfactory terms when needed, which could harm our business. Our growth strategy is not assured and may fail.

In addition, the degree to which we are, or in the future may become, leveraged, our ability to obtain financing could be adversely impacted and could make us more vulnerable to competitive pressures. Our ability to meet existing and future debt obligations, depends upon our future performance and our ability to secure additional financing on satisfactory terms, each of which is subject to financial, business and other factors that are beyond our control. Any failure by us to meet our financial obligations would harm our business.

The bankruptcy, default, insolvency or financial deterioration of our tenants could significantly delay our ability to collect unpaid rents or require us to find new operators.

Our financial position and our ability to make distributions to our shareholders may be adversely affected by financial difficulties experienced by any of our major tenants, including bankruptcy, insolvency or a general downturn in the business. We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rents or interest during the bankruptcy proceeding.

Real estate ownership creates risks and liabilities that may result in unanticipated losses or expenses.

Our business is subject to risks associated with real estate acquisitions and ownership, including:

- general liability, property and casualty losses, some of which may be uninsured;

- the illiquid nature of real estate and the real estate market that impairs our ability to purchase or sell our assets rapidly to respond to changing economic conditions;
- real estate market factors, such as the supply and demand of office space and market rental rates, changes in interest rates as well as an increase in the development of medical office condominiums in certain markets;
- costs that may be incurred relating to maintenance and repair, and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act;
- environmental hazards at our properties for which we may be liable, including those created by prior owners or occupants, existing tenants, mortgagors or other persons, and;
- defaults and bankruptcies by our tenants.

In addition to the foregoing risks, we cannot predict whether the leases on our properties, including the leases on the properties leased to subsidiaries of UHS, which have options to purchase the respective leased facilities at the end of the lease or renewal terms at the appraised fair market value, will be renewed at their current rates at the end of the lease terms in 2011 or 2014. If the leases are not renewed, we may be required to find other operators for these facilities and/or enter into leases with less favorable terms. The exercise of purchase options for our facilities may result in a less favorable rate of return for us than the rental revenue currently earned on such facilities. Further, the purchase options and rights of first refusal granted to the respective lessees to purchase or lease the respective leased facilities, after the expiration of the lease term, may adversely affect our ability to sell or lease a facility, and may present a potential conflict of interest between us and UHS since the price and terms offered by a third-party are likely to be dependent, in part, upon the financial performance of the facility during the final years of the lease term.

Significant potential liabilities and rising insurance costs and availability may have an adverse effect on the operations of our operators, which may negatively impact their ability to meet their obligations to us.

As is typical in the healthcare industry, in the ordinary course of business, our operators, including UHS, are subject to medical malpractice lawsuits, product liability lawsuits and other legal actions. Some of these actions may involve large claims, as well as significant defense costs. If their ultimate liability for professional and general liability claims could change materially from current estimates, if such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed estimates or are not covered by insurance, it could have a material adverse effect on the operations of our operators.

In addition, the malpractice expenses of our operators, including UHS, have increased in recent years which may increase their self-insured exposure for professional and general liability claims. There can be no assurance that insurance will continue to be available at reasonable prices that allow them to maintain adequate coverage. If these trends continue, they could have a material adverse effect on their operations. Property insurance rates, particularly for earthquake insurance in California, have also continued to increase. Three LLCs that own properties in California, in which we have various non-controlling equity interests, could not obtain earthquake insurance at rates which are economically beneficial in relation to the risks covered.

Our tenants and operators, including UHS, may be unable to fulfill their insurance, indemnification and other obligations to us under their leases and mortgages and thereby potentially expose us to those risks. In addition, our tenants and operators may be unable to pay their lease or mortgage payments, which could potentially decrease our revenues and increase our collection and litigation costs. Moreover, to the extent we are required to foreclose on the affected facilities, our revenues from those facilities could be reduced or eliminated for an extended period of time. In addition, we may in some circumstances be named as a defendant in litigation involving the actions of our operators. Although we have no involvement in the activities of our operators and our standard leases generally require our operators to carry insurance to cover us in certain cases, a significant judgment against us in such litigation could exceed our and our operators' insurance coverage, which would require us to make payments to cover the judgment.

Increased competition in the health care industry has resulted in lower revenues and higher costs for our operators, including UHS, and may affect our revenues, property values and lease renewal terms.

The health care industry is highly competitive and competition among hospitals and other health care providers for patients has intensified in recent years. In most geographical areas in which our facilities are operated, there are other facilities that provide services comparable to those offered by our facilities. In addition, some competing facilities are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sale and income taxes. Such exemptions and support are not available to our operators. In some markets, certain competing facilities may have greater financial resources, be better equipped and offer a broader range of services than those available at our facilities. Certain hospitals that are located in the areas served by our operators' facilities are specialty or large hospitals that provide medical, surgical and behavioral health services, facilities and equipment that are not available at our operators' hospitals. The increase in outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also increases competition for our operators.

In McAllen, Texas, the location of our largest facility, McAllen Medical Center (which is operated by a subsidiary of UHS), intense competition has continued from other healthcare providers, including physician-owned facilities. As a result, the facility has experienced significant declines in patient volume and profitability. In response to these competitive pressures, UHS has, among other things, undertaken significant capital investment in the market including a new dedicated 120-bed children's facility, which was completed and opened during the first quarter of 2006, as well as a 134-bed replacement behavioral health facility, which was completed and opened during the second quarter of 2006. We do not have an ownership interest in the real estate assets of either of these newly constructed UHS facilities. During the fourth quarter of 2007, newly constructed capacity at a physician owned hospital was completed and opened which unfavorably impacted the patient volumes, net revenues and profitability at McAllen Medical Center during the quarter. The future patient volumes, net revenues and profitability at McAllen Medical Center are expected to continue to be unfavorably impacted as a result of this increased competitor capacity and expansion of services. A continuation of the provider competition in this market, as well as the additional capacity recently completed by UHS and others, could result in additional erosion of the net revenues and financial operating results of McAllen Medical Center which may negatively impact the bonus rentals earned by us on this facility and may potentially have a negative impact on the future lease renewal terms (current lease expires in December, 2011) and the underlying value of the property.

In addition, the number and quality of the physicians on a hospital's staff are important factors in determining a hospital's competitive advantage. Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. The operators of our facilities also compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel. The operators of our acute care and behavioral health care facilities are experiencing the effects of a shortage of skilled nursing staff nationwide, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. Our operators may experience difficulties attracting and retaining qualified physicians, nurses and medical support personnel. We anticipate that our operators, including UHS, will continue to encounter increased competition in the future that could lead to a decline in patient volumes and harm their businesses, which in turn, could harm our business.

Operators that fail to comply with governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators, including UHS and its subsidiaries, are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. Government regulation may have a dramatic effect on our operators' costs of doing business and the amount of reimbursement received by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. These regulations include, among other items:

- hospital billing practices;
- relationships with physicians and other referral sources;
- adequacy of medical care;
- quality of medical equipment and services;
- qualifications of medical and support personnel;
- confidentiality, maintenance and security issues associated with health-related information and patient medical records;
- the screening, stabilization and transfer of patients who have emergency medical conditions;
- licensure and accreditation of our facilities;
- hospital rate or budget review;
- operating policies and procedures, and;
- construction or expansion of facilities and services.

If our operators fail to comply with applicable laws and regulations, they could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of their licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could jeopardize that operator's ability to make lease or mortgage payments to us or to continue operating its facility. In addition, our bonus rents are based on our operators net revenues, which in turn are affected by the amount of reimbursement that such lessees receive from the government.

Although UHS and the other operators of our acute care facilities, believe that their policies, procedures and practices comply with governmental regulations, no assurance can be given that they will not be subjected to governmental inquiries or actions, or that they would not be faced with sanctions, fines or penalties if so subjected. Because many of these laws and regulations are relatively new, in many cases, our operators don't have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject their current or past practices to allegations of impropriety or illegality or could require them to make changes in the facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Even if they were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse effect upon them, and in turn, us.

UHS Legal Proceedings: We have been advised by UHS that UHS, together with its South Texas Health System affiliates, which operate McAllen Medical Center, were served with a subpoena dated November 21, 2005, issued by the Office of Inspector General of the Department of Health and Human Services ("OIG"). At that time, the Civil Division of the U.S. Attorney's office in Houston, Texas indicated that the subpoena was part of an investigation under the False Claims Act regarding compliance with Medicare and Medicaid rules and regulations pertaining to the employment of physicians and the solicitation of patient referrals from physicians from January 1, 1999 to the date of the subpoena, related to the South Texas Health System. UHS has advised us that since January of 2006, documents were produced on a rolling basis pursuant to this subpoena and several additional requests, including an additional March 9, 2007 subpoena. On February 16, 2007, UHS's South Texas

Health System affiliates were served with a search warrant in connection with what UHS has been advised is a related criminal Grand Jury investigation concerning the production of documents. At that time, the government obtained various documents and other property related to the facilities. Follow-up Grand Jury subpoenas for documents and witnesses and other requests for information were subsequently served on South Texas Health System facilities and certain UHS employees and former employees.

UHS's legal representatives continue to meet with representatives of the civil and criminal divisions of the United States Attorney's Office for the Southern District of Texas to discuss the status of these matters. UHS's representatives have been advised that the government is continuing its investigations. UHS understands that, based on those discussions and its investigations to date, the government is focused on certain arrangements entered into by the South Texas Health System affiliates which, the government believes, may have violated Medicare and Medicaid rules and regulations pertaining to payments to physicians and the solicitation of patient referrals from physicians and other matters relating to payments to various individuals which may have constituted improper or illegal payments. UHS understands that the government is also focusing its investigation to determine whether the South Texas Health System affiliates and certain individuals illegally failed to fully comply with the original OIG subpoena. UHS is investigating these matters, cooperating with the investigations and responding to the matters raised with them. UHS continues to produce documents on a rolling basis to the government based on its requests pursuant to its investigations. UHS expects to continue their discussions with the government to attempt to resolve these matters in a manner satisfactory to UHS and the government. There is no assurance that UHS will be able to do so, and, at this time, UHS is unable to evaluate the extent of any potential financial or other exposure in connection with these matters which are related to the subject of the government's investigations.

UHS has advised us that it monitors all aspects of its business and that it has developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including UHS's. Although UHS believes its policies, procedures and practices comply with governmental regulations, no assurance can be given that UHS will not be subjected to further inquiries or actions, or that UHS will not be faced with sanctions, fines or penalties in connection with the investigation of their South Texas Health System affiliates. Even if UHS were to ultimately prevail, the government's inquiry and/or action in connection with this matter could have a material adverse effect on UHS's future operating results and on the future operating results of McAllen Medical Center. While the base rentals are guaranteed by UHS through the end of the existing lease term, should this matter adversely impact the future revenues and/or operating results of McAllen Medical Center, the future bonus rental earned by us on this facility may be materially, adversely impacted. Bonus rental revenue earned by us from McAllen Medical Center amounted to $1.7 million during 2007 and $1.9 million during 2006. We can provide no assurance that this matter will not have a material adverse impact on underlying value of McAllen Medical Center or on the future base rental earned on this facility should the existing lease not be renewed pursuant to its current lease rates after its December, 2011 scheduled expiration of the existing lease term.

Medicare, Medicaid and Private Payor Reimbursement: A significant portion of the revenue earned by the operators of our acute care hospitals is derived from federal and state healthcare programs, including Medicare and Medicaid. Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by operators of our facilities. In addition to statutory and regulatory changes to the Medicare and each of the state Medicaid programs, our operators' operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities.

In addition to changes in government reimbursement programs, our operators' ability to negotiate favorable service contracts with purchasers of group health services, including managed care providers, significantly affects the revenues and operating results of our facilities. Further, a primary collection risk for our operators relates to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles.

Health Care Reform: An increasing number of legislative initiatives have been introduced or proposed in recent years that would result in major changes in the health care delivery system on a national or a state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of government health insurance plans that would cover all citizens and increase payments by beneficiaries. We cannot predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

If we fail to maintain our REIT status, we will become subject to federal income tax on our taxable income at regular corporate rates.

In order to qualify as a REIT, we must comply with certain highly technical and complex Internal Revenue Code provisions. Although we believe we have been qualified as a REIT since our inception, there can be no assurance that we have been so qualified or will remain qualified in the future. Failure to qualify as a REIT may subject us to income tax liabilities, including federal income tax at regular corporate rates. The additional income tax incurred may significantly reduce the cash flow available for distribution to shareholders and for debt service. In addition, if disqualified, we might be barred from qualification as a REIT for four years following disqualification.

The market value of our common stock could be substantially affected by various factors.

Many factors, certain of which are outside of our control, could have an adverse effect on the share price of our common stock. These factors include certain of the risks discussed herein, our financial condition, performance and prospects, the market for similar securities issued by REITs, demographic changes, operating results of our operators and other hospital companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, changes in general conditions in the economy or the financial markets, or other developments affecting the health care industry.

Ownership limitations and anti-takeover provisions in our declaration of trust and bylaws and under Maryland law may delay, defer or prevent a change in control or other transactions that could provide shareholders with a take-over premium. We are subject to significant anti-takeover provisions.

In order to protect us against the risk of losing our REIT status for federal income tax purposes, our declaration of trust permits our Trustees to redeem shares acquired or held in excess of 9.8% of the issued and outstanding shares of our voting stock and, which in the opinion of the Trustees would jeopardize our REIT status. In addition, any acquisition of our common or preferred shares that would result in our disqualification as a REIT is null and void. The right of redemption may have the effect of delaying, deferring or preventing a change in control of our company and could adversely affect our shareholders' ability to realize a premium over the market price for the shares of our common stock.

Our declaration of trust authorizes our Board of Trustees to issue additional shares of common and preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our Board of Trustees has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve the payment of a premium over the market price for our common stock or otherwise be in the best interests of our shareholders.

These provisions could discourage unsolicited acquisition proposals or make it more difficult for a third-party to gain control of us, which could adversely affect the market price of our securities and prevent shareholders from receiving a take-over premium.

We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our operators' local hospital management personnel could harm our business.

The expertise and efforts of our senior executives and key members of our operators' local hospital management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our operators' local hospital management personnel could significantly undermine our management expertise and our operators' ability to provide efficient, quality health care services at our facilities, which could harm their business, and in turn, harm our business.

Increasing investor interest in our sector and consolidation at the operator or REIT level could increase competition and reduce our profitability.

Our business is highly competitive and we expect that it may become more competitive in the future. We compete for the acquisition, leasing and financing of health care related facilities. Our competitors include, but are not limited to, other REITs, banks and other companies, including UHS, some of which are larger and have a lower cost of capital than we do. Additionally, the potential for consolidation at the REIT or operator level appears to have increased. These developments could result in fewer investment opportunities for us and lower spreads over our cost of our capital, which would hurt our growth.

We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our stock price.

As a publicly traded company, we are subject to a significant body of regulation, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we could correct any such weakness to allow our management to assess the effectiveness of our internal control over financial reporting as of the end of our fiscal year in time to enable our independent registered public accounting firm to state that such assessment will have been fairly stated in our Annual Report on Form 10-K or state that we have maintained effective internal control over financial reporting as of the end of our fiscal year. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our stock price could decline.

Item 1B. ***Unresolved Staff Comments***

None.

ITEM 2. *Properties*

The following table shows our investments in hospital facilities leased to UHS and other non-related parties. The table on the next page provides information related to various properties in which we have significant investments, some of which are accounted for by the equity method. The capacity in terms of beds (for the hospital facilities) and the five-year occupancy levels are based on information provided by the lessees.

Hospital Facility Name and Location	Type of facility	Number of available beds @ 12/31/07	Average Occupancy(1) 2007	2006	2005	2004	2003	Lease Term Minimum rent	End of initial or renewed term	Renewal term (years)
Southwest Healthcare System: Inland Valley Campus(2) Wildomar, California	Acute Care	122	67%	85%	87%	78%	74%	$2,648,000	2011	20
McAllen Medical Center(3) McAllen, Texas	Acute Care	441	68%	52%	59%	68%	72%	5,485,000	2011	20
Wellington Regional Medical Center West Palm Beach, Florida	Acute Care	143	78%	77%	73%	72%	68%	3,030,000	2011	20
The Bridgeway North Little Rock, Arkansas	Behavioral Health	98	94%	92%	96%	98%	98%	930,000	2014	10
Tri-State Rehabilitation Hospital Evansville, Indiana	Rehabilitation	80	57%	53%	74%	74%	75%	885,000	2009	15
Kindred Hospital Chicago Central Chicago, Illinois	Sub-Acute Care	114	38%	46%	47%	47%	71%	1,373,000	2011	15

ITEM 2. Properties (continued)

Facility Name and Location	Type of facility	Average Occupancy(1) 2007	2006	2005	2004	2003	Lease Term Minimum rent	End of initial or renewed term(4)	Renewal term (years)
Kelsey-Seybold Clinic at Kings Crossing Kingwood, Texas	MOB	100%	100%	100%	100%	100%	345,000	2010	none
Professional Bldgs. at Kings Crossing Kingwood, Texas	MOB	86%	90%	90%	91%	82%	245,000	2008-2015	various
Southern Crescent Center Riverdale, Georgia	MOB	26%	36%	49%	64%	70%	181,000	2011-2012	various
Southern Crescent Center, II Riverdale, Georgia	MOB	94%	94%	94%	98%	98%	1,136,000	2010	10
Cypresswood Professional Center Spring, Texas	MOB	77%	92%	100%	100%	97%	348,000	2008-2012	Various
Desert Springs Medical Plaza(5) Las Vegas, Nevada	MOB	77%	96%	100%	100%	100%	1,089,000	2008-2016	various
Orthopaedic Specialists of Nevada Building Las Vegas, Nevada	MOB	100%	100%	100%	100%	100%	232,000	2009	20
Summerlin Hospital MOB(5) Las Vegas, Nevada	MOB	87%	98%	100%	100%	100%	1,448,000	2008-2014	various
Summerlin Hospital MOB II(5) Las Vegas, Nevada	MOB	81%	100%	100%	100%	100%	1,603,000	2008-2013	various
Sheffield Medical Building Atlanta, Georgia	MOB	82%	86%	85%	88%	99%	1,341,000	2008-2012	various
Medical Center of Western Connecticut Danbury, Connecticut	MOB	98%	85%	100%	100%	94%	830,000	2009-2017	various
Chesterbrook Academy Audubon, New Britain, Newtown and Uwchlan, Pennsylvania	Preschool and Childcare Centers	N/A	N/A	N/A	N/A	N/A	593,000	2010	10
Family Doctor's Medical Office Building Shreveport, Louisiana	MOB	100%	100%	100%	100%	100%	303,000	2011	10
700 Shadow Lane and Goldring MOBs(5) Las Vegas, Nevada	MOB	96%	90%	99%	99%	99%	2,096,000	2008-2017	various
St. Mary's Professional Office Building Reno, Nevada	MOB	95%	92%	77%	—	—	3,687,000	2012-2025	various

N/A - Not Applicable

(1) Average occupancy rate for the hospital facilities is based on the average number of available beds occupied during each of the five years ended December 31, 2007. Average available beds is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction and anticipation of future needs. The average occupancy rate of a hospital is affected by a number of factors, including the number of physicians using the hospital, changes in the number of beds, the composition and size of the population of the community in which the hospital is located, general and local economic conditions, variations in local medical and surgical practices and the degree of outpatient use of the hospital services. Average occupancy rate for the multi-tenant medical office buildings is based on the occupied square footage of each building, including any applicable master leases.

(2) In July, 2002, the operations of Inland Valley Regional Medical Center ("Inland Valley") were merged with the operations of Rancho Springs Medical Center ("Rancho Springs"), an acute care hospital located in California and also operated by UHS, the real estate assets of which are not owned by us. Inland Valley, our lessee, was merged into Universal Health Services of Rancho Springs, Inc. The merged entity is now doing business as Southwest Healthcare System ("Southwest Healthcare"). As a result of merging the operations of the two facilities, the revenues of Southwest Healthcare include the revenues of both Inland Valley and Rancho Springs. Although we do not own the real estate assets of the Rancho Springs facility, Southwest Healthcare became the lessee on the lease relating to the real estate assets of the Inland Valley facility. Since the bonus rent calculation for the Inland Valley campus is based on net revenues and the financial results of the two facilities are no longer separable, the lease was amended during 2002 to exclude from the bonus rent calculation the estimated net revenues generated at the Rancho Springs campus (as calculated pursuant to a percentage based allocation determined at the time of the merger). The average occupancy rates shown for this facility for all years were based on the combined number of beds occupied at the Inland Valley and Rancho Springs campuses.

(3) During the first quarter of 2001, UHS purchased the assets and operations of the 60-bed McAllen Heart Hospital located in McAllen, Texas. Upon the acquisition by UHS, the Heart Hospital began operating under the same license as an integrated department of McAllen Medical Center. As a result of combining the operations of the two facilities, the revenues of McAllen Medical Center include revenues generated by the Heart Hospital, the real property of which is not owned by us. Accordingly, since the bonus rent calculation for McAllen Medical Center is based on net revenues and the financial results of the two facilities are no longer separable, the McAllen Medical Center lease was amended during 2001 to exclude from the bonus rent calculation, the estimated net revenues generated at the Heart Hospital (as calculated pursuant to a percentage based allocation determined at the time of the merger). During 2000, UHS purchased the South Texas Behavioral Health Center, a behavioral health care facility located in McAllen, Texas. The license for this facility, the real property of which was not owned by us, was merged with the license for McAllen Medical Center and the financial results of the facilities are no longer separable. During the second quarter of 2006, UHS opened a newly constructed behavioral health care facility and the operations of South Texas Behavioral Health Center were transferred into this new facility. We do not own the real property of this newly constructed building. There was no amendment to the McAllen Medical Center lease related to the operations of the South Texas Behavioral Health Center. No assurance can be given as to the effect, if any, the consolidation of the facilities as mentioned above, had on the underlying value of McAllen Medical Center. Base rental commitments and the guarantee by UHS under the original lease continue for the remainder of the lease terms. The average occupancy rates shown for this facility in all years presented were based on the combined number of beds at McAllen Medical Center, McAllen Heart Hospital and South Texas Behavioral Health Center.

(4) Properties are multi-tenant MOBs which have various lease maturity dates.

(5) The real estate assets of this facility are owned by a LLC in which we own a non-controlling equity interest and include tenants who are unaffiliated third-parties or subsidiaries of UHS.

Set forth is information detailing the rentable square feet ("RSF") associated with each of our investments and the percentage of RSF on which leases expire during the next five years and thereafter:

	Total RSF	Available for Lease Jan. 1, 2008	Percentage of RSF with lease expirations 2008	2009	2010	2011	2012	2013 and later
Hospital Investments								
McAllen Medical Center	532,403	0%	0%	0%	0%	100%	0%	0%
Wellington Regional Medical Center	270,915	0%	0%	0%	0%	100%	0%	0%
Kindred Hospital Chicago Central	115,554	0%	0%	0%	0%	100%	0%	0%
Southwest Healthcare System—Inland Valley Campus	108,499	0%	0%	0%	0%	100%	0%	0%
The Bridgeway	77,901	0%	0%	0%	0%	0%	0%	100%
HealthSouth Deaconess Rehabilitation Hospital	77,440	0%	0%	100%	0%	0%	0%	0%
Subtotal Hospitals	1,182,712	0%	0%	7%	0%	86%	0%	7%
Other Investments								
Medical Office Buildings:								
Desert Samaritan Hospital MOBs (a)	200,755	8%	25%	10%	16%	14%	13%	15%
Saint Mary's Professional Office Building	190,268	4%	0%	0%	0%	0%	2%	94%
Edwards Medical Plaza	141,945	12%	26%	12%	10%	1%	26%	12%
700 Shadow Lane and Goldling MOBs	116,194	3%	22%	11%	15%	3%	14%	33%
Desert Springs Medical Plaza	105,939	19%	13%	21%	13%	7%	7%	19%
Centinela Medical Buildings	103,353	5%	19%	43%	3%	14%	0%	16%
Suburban Medical Plaza II	102,818	3%	2%	12%	0%	34%	2%	46%
Thunderbird Paseo Medical Plaza I & II	96,569	0%	44%	10%	11%	17%	14%	4%
Centennial Hills Medical Office Building I	96,815	41%	0%	0%	0%	0%	28%	32%
Summerlin Hospital Medical Office Building II (b)	92,313	0%	0%	0%	37%	23%	31%	9%
Canyon Springs Medical Plaza	91,957	10%	0%	0%	0%	0%	14%	75%
Summerlin Hospital Medical Office Building	89,636	3%	13%	38%	24%	12%	7%	3%
Papago Medical Park	79,251	8%	10%	47%	8%	2%	0%	25%
Deer Valley Medical Office II	77,264	0%	1%	6%	7%	0%	61%	26%
Mid Coast Hospital MOB	74,629	0%	0%	0%	0%	45%	0%	55%
Sheffield Medical Building	71,940	23%	11%	15%	14%	9%	28%	0%
Rosenberg Children's Medical Plaza	66,231	0%	0%	0%	23%	7%	7%	62%
Sierra San Antonio Medical Plaza ('c)	59,160	36%	0%	0%	0%	18%	5%	41%
Spring Valley Medical Office Building	57,830	3%	0%	47%	15%	11%	6%	19%
Spring Valley Medical Office Building II	57,500	50%	0%	0%	0%	0%	50%	0%
Southern Crescent Center II (d)	53,680	6%	0%	8%	86%	0%	0%	0%
Desert Valley Medical Center	53,625	9%	19%	14%	20%	26%	12%	0%
Southern Crescent Center I	41,400	74%	0%	0%	0%	4%	22%	0%
Cypresswood Professional Center	40,082	43%	33%	7%	0%	0%	17%	0%
Medical Center of Western Connecticut	37,522	0%	0%	15%	63%	0%	0%	22%
Phoenix Children's East Valley Care Center	30,960	0%	0%	0%	0%	0%	0%	100%
Apache Junction Medical Plaza	26,901	0%	9%	4%	9%	9%	13%	56%
Santa Fe Professional Plaza	25,294	2%	50%	18%	18%	5%	7%	0%
Cobre Valley Medical Plaza	21,882	3%	4%	5%	14%	0%	74%	0%
Kelsey-Seybold Clinic at King's Crossing	20,470	0%	0%	0%	100%	0%	0%	0%
Professional Bldg at King's Crossing	20,447	25%	15%	0%	0%	24%	7%	30%
Orthopaedic Specialists of Nevada Building	11,000	0%	0%	100%	0%	0%	0%	0%
Family Doctor's MOB	9,155	0%	0%	0%	0%	100%	0%	0%
Preschool and Childcare Centers:								
Chesterbrook Academy—Audubon	8,300	0%	0%	0%	100%	0%	0%	0%
Chesterbrook Academy—Uwchlan	8,163	0%	0%	0%	100%	0%	0%	0%
Chesterbrook Academy—Newtown	8,100	0%	0%	0%	100%	0%	0%	0%
Chesterbrook Academy—New Britain	7,998	0%	0%	0%	100%	0%	0%	0%
Sub-total Other Investments	2,397,346	11%	11%	12%	14%	9%	14%	28%
Total	3,580,058	8%	7%	10%	10%	35%	9%	21%

(a) The Desert Samaritan Hospital MOBs is composed of three different MOB buildings, the first of which contains a master lease provision that covers all vacancies through March 31, 2008. The remaining two MOBs do not have a master lease provision.

(b) The Summerlin Hospital Medical Office Building II has a master lease provision that expires on September 30, 2010 which covers all vacancies.

(c) The Sierra San Antonio Medical Plaza has a master lease provision that expires when 45,000 RSF of the building has been occupied or the expiration term of 2011, whichever occurs first.

(d) The Southern Crescent Center II has a master lease agreement that covers 46,300 RSF of space until June 30, 2010.

ITEM 3. *Legal Proceedings*

None

ITEM 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted during the fourth quarter of the year ended December 31, 2007 to a vote of security holders.

PART II

ITEM 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Market Information

Our shares of beneficial interest are listed on the New York Stock Exchange. The high and low closing sales prices for our shares of beneficial interest for each quarter in the years ended December 31, 2007 and 2006 are summarized below:

	2007		2006	
	High Price	Low Price	High Price	Low Price
First Quarter	$42.05	$34.77	$37.35	$32.08
Second Quarter	$38.29	$32.78	$35.95	$29.72
Third Quarter	$36.70	$29.23	$36.65	$31.12
Fourth Quarter	$38.76	$32.21	$40.24	$35.09

Holders

As of January 31, 2008, there were approximately 526 shareholders of record of our shares of beneficial interest.

Dividends

It is our intention to declare quarterly dividends to the holders of our shares of beneficial interest so as to comply with applicable sections of the Internal Revenue Code governing REITs. Our revolving credit facility limits our ability to increase dividends in excess of 95% of cash available for distribution, as defined in our revolving credit agreement, unless additional distributions are required to be made so as to comply with applicable sections of the Internal Revenue Code and related regulations governing REITs. In each of the past two years, dividends per share were declared as follows:

	2007	2006
First Quarter	$.570	$.560
Second Quarter	.575	.565
Third Quarter	.575	.565
Fourth Quarter	.580	.570
	$2.30	$2.26

Securities Authorized for Issuance Under Equity Compensation Plans

The table below provides information, as of December 31, 2007, concerning securities authorized for issuance under our equity compensation plans.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding column(a))
Equity compensation plans approved by security holders	166,000	$18.11	75,000
Equity compensation plans not approved by security holders	—	—	—
TOTAL	166,000	$18.11	75,000

Stock Price Performance Graph

The following graph compares our performance with that of the S&P 500 and a group of peer companies, where performance has been weighted based on market capitalization. Companies in our peer group are as follows: HCP, Inc., Nationwide Health Properties, Inc., Omega Healthcare Investors, Inc., Health Care REIT, Inc., Healthcare Realty Trust, Inc., LTC Properties, Inc., National Health Investors, Inc. and National Health Realty, Inc. (included through 2006).

The Stock Price Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference in this Form 10-K into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

The total cumulative return on investment (change in the year-end stock price plus reinvested dividends) for each of the periods for us, the peer group and the S&P 500 composite is based on the stock price or composite index at the end of fiscal 2002.



Comparison of Cumulative Five Year Total Return
Universal Health Realty Income Trust
S&P 500 Index
Peer Group
$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007

Company Name / Index	Base Period Dec 02	INDEXED RETURNS Years Ending Dec 03	Dec 04	Dec 05	Dec 06	Dec 07
Universal Health Realty Income Trust	**$100**	$123.07	$140.03	$146.03	$193.49	$187.77
S&P 500 Index	**$100**	$128.68	$142.69	$149.70	$173.34	$182.86
Peer Group	**$100**	$147.83	$177.91	$172.22	$247.21	$247.04

ITEM 6. *Selected Financial Data*

The following table contains our selected financial data for, or at the end of, each of the five years ended December 31, 2007. You should read this table in conjunction with our consolidated financial statements and related notes contained elsewhere in this Annual Report and Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	(000s, except per share amounts)				
	2007	2006	2005	2004	2003
Operating Results:					
Total revenue(1)	$ 27,960	$ 31,714	$ 32,590	$ 31,013	$ 26,307
Income from continuing operations	19,664	34,428	25,131	21,425	23,137
Income from discontinued operations, net (including gain on sale of real property of $2,270 during 2007 and $833 during 2004)	2,527	269	292	2,246	1,288
Net income	$ 22,191	$ 34,697	$ 25,423	$ 23,671	$ 24,425
Balance Sheet Data:					
Real estate investments, net of accumulated depreciation(1)	$143,797	$143,363	$152,865	$157,601	$130,298
Investments in LLCs(1)	52,030	47,223	29,572	40,523	61,001
Total assets(1)	199,749	194,139	196,889	204,583	194,291
Total indebtedness(1)(2)	36,617	26,337	35,548	46,210	37,242
Other Data:					
Funds from operations(3)	$ 29,066	$ 28,930	$ 29,202	$ 31,149	$ 30,101
Cash provided by (used in):					
Operating activities	22,775	24,702	25,303	26,967	26,218
Investing activities	(4,336)	(2,404)	8,408	11,905	(10,194)
Financing activities	(18,106)	(23,217)	(35,582)	(36,387)	(15,994)
Per Share Data:					
Basic earnings per share:					
From continuing operations	$ 1.66	$ 2.92	$ 2.14	$ 1.83	$ 1.98
From discontinued operations	0.21	0.02	0.02	0.19	0.11
Total basic earnings per share	$ 1.87	$ 2.94	$ 2.16	$ 2.02	$ 2.09
Diluted earnings per share:					
From continuing operations	$ 1.66	$ 2.90	$ 2.13	$ 1.81	$ 1.96
From discontinued operations	0.21	0.02	0.02	0.19	0.11
Total diluted earnings per share	$ 1.87	$ 2.92	$ 2.15	$ 2.00	$ 2.07
Dividends per share	$ 2.300	$ 2.260	$ 2.175	$ 2.000	$ 1.960
Other Information (in thousands)					
Weighted average number of shares outstanding—basic	11,818	11,784	11,764	11,744	11,713
Weighted average number of shares and share equivalents outstanding—diluted	11,875	11,866	11,841	11,813	11,779

(1) During the first quarter of 2004, pursuant to the terms of FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*, we began recording the operating results of three LLCs, in which we hold majority, non-controlling ownership interests, on a consolidated basis. At that time, these LLCs were recorded on a consolidated basis due to certain master lease, lease assurance or lease guarantee agreement between UHS and the properties owned by the LLCs. As a result of the expiration of the master lease arrangements between UHS and two of these LLCs, during the fourth quarter of 2006, we

began recording the financial results of these LLCs on an unconsolidated basis. Additionally, as a result of a master lease arrangement between a subsidiary of UHS and a LLC that owns a medical office building that is currently under construction, this LLC is included in our consolidated financial statements on a consolidated basis. Therefore, as of December 31, 2007, our consolidated balance sheet includes the assets, liabilities and third-party debt (that is non-recourse to us) incurred by the LLC in connection with this newly constructed building which is scheduled to be completed and opened during the second quarter of 2008. There was no impact on our net income as a result of recording these LLCs on an unconsolidated or a consolidated basis.

(2) Excludes $214.9 million as of December 31, 2007 and $180.9 million as of December 31, 2006, of third-party debt, that is non-recourse to us, incurred by unconsolidated LLCs in which we hold various non-controlling equity interests (see Note 9 to the consolidated financial statements).

(3) Funds from operations, is a widely recognized measure of REIT performance. Although FFO is a non-GAAP financial measure, we believe that information regarding FFO is helpful to shareholders and potential investors. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"), which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we interpret the definition. To facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income, determined in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income determined in accordance with GAAP. In addition, FFO should not be used as: (i) an indication of our financial performance determined in accordance with GAAP; (ii) as an alternative to cash flow from operating activities determined in accordance with GAAP; (iii) as a measure of our liquidity; (iv) nor is FFO an indicator of funds available for our cash needs, including our ability to make cash distributions to shareholders. A reconciliation of our reported net income to FFO is shown below.

FFO shown above is calculated is follows:

	(000s)				
	2007	2006	2005	2004	2003
Net income	$22,191	$ 34,697	$25,423	$23,671	$24,425
Depreciation expense:					
Consolidated investments	5,167	5,314	5,379	4,918	4,242
Unconsolidated affiliates	5,990	4,613	4,012	4,282	4,146
Discontinued operations	—	124	124	120	119
Less gains:					
Previously deferred gain on sale of our interest in an unconsolidated LLC	—	(1,860)	—	—	—
Gain on asset exchange and substitution agreement with UHS—Chalmette	(1,748)	(13,958)	—	—	—
Property damage recovered from UHS-Wellington	—	—	(4,693)	—	—
Gains recorded by unconsolidated affiliates	(264)	—	(1,043)	(1,009)	(2,831)
Gain on sale of real property, included in income from discontinued operations	(2,270)	—	—	(833)	—
FFO	$29,066	$ 28,930	$29,202	$31,149	$30,101

ITEM 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

We are a real estate investment trust ("REIT") that commenced operations in 1986. We invest in healthcare and human service related facilities including acute care hospitals, behavioral healthcare facilities, rehabilitation hospitals, sub-acute facilities, surgery centers, childcare centers and medical office buildings. As of December 31, 2007, we have forty-six real estate investments or commitments in fourteen states consisting of:

- six hospital facilities including three acute care, one behavioral healthcare, one rehabilitation and one sub-acute;
- thirty-six medical office buildings (including three under construction), and;
- four preschool and childcare centers.

In addition, in February, 2008, we purchased Kindred Hospital; Corpus Christi, an unaffiliated 74-bed long-term acute care hospital located in Corpus Christi, Texas for a total purchase price of $8.1 million. We paid $4.7 million in cash and assumed $3.4 million of third-party mortgage debt that is non-recourse to us.

Forward Looking Statements

This Annual Report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

- a substantial portion of our revenues are dependent upon one operator, Universal Health Services, Inc., ("UHS");
- a subsidiary of UHS is our Advisor and our officers are all employees of UHS, which may create the potential for conflicts of interest;
- lost revenues from purchase option exercises and lease expirations and renewals, loan repayments and other restructuring;
- the availability and terms of capital to fund the growth of our business;
- the outcome of known and unknown litigation, government investigations, and liabilities and other claims asserted against us or the operators of our facilities, including the government's ongoing investigation of UHS's South Texas Health Systems affiliates, which includes McAllen Medical Center, as described herein;
- our majority ownership interests in various LLCs in which we hold non-controlling equity interests;

- real estate market factors, including without limitation the supply and demand of office space and market rental rates, changes in interest rates as well as an increase in the development of medical office condominiums in certain markets;
- government regulations, including changes in the reimbursement levels under the Medicare and Medicaid program;
- the issues facing the health care industry that affect the operators of our facilities, including UHS, such as: changes in, or the ability to comply with, existing laws and government regulations; unfavorable changes in the levels and terms of reimbursement for our charges by third party payors or government programs, including Medicare or Medicaid; demographic changes; the ability to enter into managed care provider agreements on acceptable terms; an increase in uninsured and self-pay patients which unfavorably impacts the collectibility of patient accounts; decreasing in-patient admission trends; technological and pharmaceutical improvements that may increase the cost of providing, or reduce the demand for, health care; the ability to attract and retain qualified medical personnel, including physicians;
- the ability of operators of our facilities, particularly UHS, to obtain adequate levels of general and professional liability insurance;
- three LLCs that own properties in California, in which we have various non-controlling equity interests, could not obtain earthquake insurance at rates which are economically beneficial in relation to the risks covered;
- competition for our operators from other REITs;
- competition from other health care providers, including physician owned facilities and other facilities owned by UHS, including, but not limited to, McAllen, Texas, the site of our largest acute care facility;
- changes in, or inadvertent violations of, tax laws and regulations and other factors than can affect REITs and our status as a REIT;
- fluctuations in the value of our common stock, and;
- other factors referenced herein or in our other filings with the Securities and Exchange Commission.

Given these uncertainties, risks and assumptions, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition, including the operating results of our lessees and the facilities leased to subsidiaries of UHS, could differ materially from those expressed in, or implied by, the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

A summary of our critical accounting policies is outlined in Note 1 to the consolidated financial statements. We consider our critical accounting policies to be those that require us to make significant judgments and estimates when we prepare our financial statements, including the following:

Revenue Recognition: Our revenues consist primarily of rentals received from tenants, which are comprised of minimum rent (base rentals), bonus rentals and reimbursements from tenants for their pro-rata share of expenses such as common area maintenance costs, real estate taxes and utilities.

The minimum rent for all hospital facilities is fixed over the initial term or renewal term of the respective leases. Rental income recorded by our consolidated and unconsolidated medical office buildings ("MOBs ") relating to leases in excess of one year in length, is recognized using the straight-line method under which contractual rents are recognized evenly over the lease term regardless of when payments are due. The amount of rental revenue resulting from straight-line rent adjustments is dependent on many factors including the nature and amount of any rental concessions granted to new tenants, scheduled rent increases under existing leases, as well as the acquisitions and sales of properties that have existing in-place leases with terms in excess of one year. As a result, the straight-line adjustments to rental revenue may vary from period-to-period. Bonus rents are recognized when earned based upon increases in each facility's net revenue in excess of stipulated amounts. Bonus rentals are determined and paid each quarter based upon a computation that compares the respective facility's current quarter's net revenue to the corresponding quarter in the base year. Tenant reimbursements for operating expenses are accrued as revenue in the same period the related expenses are incurred.

Investments in Limited Liability Companies ("LLCs"): Our consolidated financial statements include the consolidated accounts of our controlled investments and those investments that meet the criteria of a variable interest entity where we are the primary beneficiary. In accordance with the American Institute of Certified Public Accountants' Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures" as amended by FASB Staff Position SOP 78-9-1 *"Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5"*, Emerging Issues Task Force Issue (EITF) 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" and EITF 04-5 *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"* we account for our unconsolidated investments in LLCs which we do not control using the equity method of accounting. The third-party members in these investments have equal voting rights with regards to issues such as, but not limited to: (i) divestiture of property; (ii) annual budget approval, and; (iii) financing commitments. These investments, which represent 33% to 99% non-controlling ownership interests, are recorded initially at our cost and subsequently adjusted for our net equity in the net income, cash contributions to, and distributions from, the investments. Pursuant to certain agreements, allocations of profits and losses of some of the LLC investments may be allocated disproportionately as compared to ownership interests after specified preferred return rate thresholds have been satisfied.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. This Interpretation, as revised ("FIN 46R"), addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. As a result of our related party relationship with UHS, and certain master lease, lease assurance or lease guarantee arrangements between UHS and various properties owned by three LLCs in which we own non-controlling ownership interests ranging from 95% to 99%, these three LLCs were considered to be variable interest entities. In addition, we were the primary beneficiary of these three LLC investments. Upon the adoption of FIN 46R on March 31, 2004, we began consolidating the results of operations of these three LLC investments in our consolidated financial statements.

As a result of the expiration of the master lease arrangements between subsidiaries of UHS and two of these three LLCs, during the fourth quarter of 2006, we began recording the financial results of two LLCs on an unconsolidated basis in our consolidated financial statements. Beginning with the fourth quarter of 2006, the revenues and expenses of these two LLCs are no longer included in our consolidated revenues and expenses; instead, our share of the net income generated from each of these two LLCs is included in our consolidated statements of income as "Equity in income of unconsolidated LLCs". The revenues and expenses for these two LLCs related to the periods prior to the fourth quarter of 2006 are included in our revenues and expenses in our consolidated statements of income. There was no impact on our net income as a result of the change in accounting for these LLCs. Additionally, as a result of a master lease arrangement between a subsidiary of UHS and a LLC that owns a medical office building that is currently under construction, this LLC is included in our consolidated financial statements on a consolidated basis. Therefore, as of December 31, 2007, our consolidated balance sheet includes the assets, liabilities and third-party debt (that is non-recourse to us) incurred by the LLC in connection with this newly constructed building which is scheduled to be completed and opened during the second quarter of 2008.

The other LLCs in which we hold various non-controlling ownership interests are not variable interest entities and therefore are not subject to the consolidation requirements of FIN 46R.

Federal Income Taxes: No provision has been made for federal income tax purposes since we qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, and intend to continue to remain so qualified. As such, we are exempt from federal income taxes and we are required to distribute at least 90% of our real estate investment taxable income to our shareholders.

We are subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the amount by which 85% of our ordinary income plus 95% of any capital gain income for the calendar year exceeds cash distributions during the calendar year, as defined. No provision for excise tax has been reflected in the financial statements as no tax was due.

Earnings and profits, which determine the taxability of dividends to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the cost basis of assets and in the estimated useful lives used to compute depreciation and the recording of provision for investment losses.

Relationship with UHS and Related Party Transactions

UHS is our principal tenant and through UHS of Delaware, Inc., a wholly owned subsidiary of UHS, serves as our advisor (the "Advisor") under an Advisory Agreement dated December 24, 1986 between the Advisor and us (the "Advisory Agreement"). Our officers are all employees of UHS and although as of December 31, 2007 we had no salaried employees, our officers do receive stock-based compensation from time-to-time.

Under the Advisory Agreement, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal, tax and other services, for which the Advisor is reimbursed directly by us. The Advisory Agreement expires on December 31 of each year; however, it is renewable by us, subject to a determination by the Independent Trustees who are unaffiliated with UHS, that the Advisor's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by us or the Advisor. The Advisory Agreement has been renewed for 2008. All transactions between us and UHS must be approved by the Independent Trustees. The Advisor is entitled to certain advisory fees for its services. See "Relationship with Universal Health Services, Inc." in Item 1 and Note 2 to the consolidated financial statements for additional information on the Advisory Agreement and related fees.

The leases on the hospital facilities leased to wholly-owned subsidiaries of UHS comprised approximately 53%, 48% and 47% of our revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Including 100% of the revenues generated at the unconsolidated LLCs in which we have various non-controlling equity interests ranging from 33% to 99%, the leases with wholly-owned UHS hospital facilities accounted for 24%, 24% and 25% of the combined consolidated and unconsolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The leases to the hospital facilities of UHS are guaranteed by UHS and cross-defaulted with one another.

Recent Accounting Pronouncements

Business Combinations: In December 2007, the FASB issued SFAS 141 (revised 2007) *"Business Combinations"* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not anticipate that the adoption of SFAS 141R will have a material impact on our results of operations or financial position.

Noncontrolling Interests in Consolidated Financial Statements: In December 2007, the FASB issued SFAS 160, *"Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51"*. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. We do not anticipate that the adoption of SFAS No. 160 will have a material impact on our results of operations or financial position.

Fair Value Option for Financial Assets and Financial Liabilities: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115," ("SFAS No. 159"). SFAS No. 159 permits a company to choose to measure many financial instruments and certain other items at fair value at specified election dates. Most of the provisions in SFAS No. 159 are elective; however, it applies to all companies with available-for-sale and trading securities. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the company does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument; (b) is irrevocable (unless a new election date occurs), and; (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of a company's first fiscal year beginning after November 15, 2007. We do not anticipate that the adoption of SFAS No. 159 will have a material impact on our results of operations or financial position.

Fair Value Measurements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions for SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except in limited circumstances including certain positions in financial instruments that trade in active markets as well as certain financial and hybrid financial instruments initially measured under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") using the transaction price method. In these circumstances, the transition adjustment is measured as the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS No. 157 is initially applied. In February, 2008, the FASB decided to issue final staff positions that will: (i) partially defer the effective date of SFAS No. 157 for one year for certain non-financial assets and non-financial liabilities, and; (ii) remove certain leasing transactions from the scope of SFAS No. 157. We do not anticipate that the adoption of SFAS No. 157 will have a material impact on our results of operations or financial position.

Results of Operations

Year ended December 31, 2007 as compared to the year ended December 31, 2006:

As a result of the expiration of the master lease arrangements between subsidiaries of UHS and two LLCs in which we own non-controlling ownership interests of 95% and 99%, during the fourth quarter of 2006, we began recording the financial results of these LLCs on an unconsolidated basis. Prior to the fourth quarter 2006, these LLCs were included in our financial results on a consolidated basis in accordance with Financial Interpretation No. 46R, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*, ("FIN 46R"). Commencing in the fourth quarter of 2006, the revenues and expenses of these LLCs are no longer included in our consolidated revenues and expenses, but instead, our share of the net income generated from each of these LLCs is included in our consolidated statements of income as "Equity in income of unconsolidated LLCs". There was no impact on our net income as a result of the change in accounting for these two LLCs. The following table shows the combined operating results for these two LLCs during the periods the results were recorded on a consolidated basis ("LLC Impact"). The "As Adjusted" column on the table below presents our consolidated income statement for the twelve month period ended December 31, 2006 as if we did not consolidate these two LLCs for the twelve months ended December 31, 2006. For comparative purposes, the amounts in the "As Adjusted" column are used in the discussions below (amounts in thousands).

	2006 As Reported	Combined results for two LLCs during period they were recorded on a consolidated basis during 2006 ("LLC Impact")	2006 As Adjusted	2007 As Reported
Revenues	$31,714	$(3,777)	$27,937	$27,960
Expenses:				
Depreciation and amortization	5,436	(736)	4,700	5,209
Advisory fee to UHS	1,424	—	1,424	1,425
Other operating expenses	6,149	(1,615)	4,534	4,482
	13,009	(2,351)	10,658	11,116
Income before equity in unconsolidated LLCs, replacement property recovered from UHS and interest expense	18,705	(1,426)	17,279	16,844
Equity in income of unconsolidated LLCs (including the recognition of gain on sale of real property of $264 during 2007 and a previously deferred gain of $1,860 on sale of our interest in an unconsolidated LLC during 2006)	4,241	711	4,952	2,821
Replacement property recovered from UHS—Chalmette	13,958	—	13,958	1,748
Interest expense	(2,476)	715	(1,761)	(1,749)
Income from continuing operations	$34,428	$ —	$34,428	$19,664

Total revenue decreased $3.8 million during 2007, as compared to 2006, due primarily to the $3.8 million related to the LLC Impact, as indicated above. During, 2007 and 2006, income from continuing operations was $19.7 million and $34.4 million, or $1.66 and $2.90 per diluted share, respectively. Income from discontinued operations totaled $2.5 million, or $.21 per diluted share during 2007, as compared to $269,000, or $.02 per diluted share during 2006. Included in income from discontinued operations during 2007 was a gain of $2.3 million, or $.19 per diluted share, realized on the sale of a medical office building.

The decrease in income from continuing operations of $14.8 million, or $1.24 per diluted share, during 2007 as compared to 2006, was primarily attributable to:

- an unfavorable change of $12.2 million, or $1.03 per diluted share, resulting from the decrease in the gain recognized in connection with the Chalmette asset exchange and substitution transaction, as discussed herein;
- a favorable change of $264,000, or $.02 per diluted share, resulting from the gain recorded during 2007 in connection with the sale of real property by a LLC in which we had an 80% non-controlling equity interest;
- an unfavorable change of $1.9 million, or $.16 per diluted share, resulting from a previously deferred gain which was recognized during 2006 in connection with the sale of our interest in an unconsolidated LLC;
- an unfavorable change of $509,000, or $.04 per diluted share (after giving effect to the $736,000 LLC Impact, as indicated above), resulting primarily from increased depreciation expense recorded during 2007 on the replacement assets received from UHS in connection with the Chalmette asset exchange and substitution transaction which was completed during the third quarter of 2007, and;
- an unfavorable change of $535,000, or $.04 per diluted share (excluding gains recorded in each year and after giving effect to the $711,000 LLC impact, as indicated above), resulting from a decrease in equity in income of unconsolidated LLCs. This decrease was partially due to an unfavorable change of $231,000, or $.02 per diluted share, representing our share of the net operating losses sustained at three newly constructed MOBs that were completed and opened during the fourth quarter of 2007.

Included in our financial results was equity in income of unconsolidated LLCs of $2.8 million during 2007 and $4.2 million during 2006. After giving effect to the $711,000 LLC Impact, as indicated above, the equity in income of unconsolidated LLCs decreased by approximately $2.1 million during 2007, as compared to 2006, primarily resulting from: (i) a decrease of $1.9 million resulting from the 2006 recognition of a deferred gain recorded in connection with the sale of our interest in an unconsolidated LLC during 2005; (ii) a favorable change of $264,000 resulting from the gain recorded on the sale of real property by a LLC during 2007, and; (iii) $535,000 of other combined unfavorable changes, as mentioned above.

After giving effect to the $1.6 million LLC Impact, as indicated in the table above, other operating expenses decreased $52,000 to $4.5 million during 2007, as compared to 2006. Included in our other operating expenses are expenses related to the consolidated medical office buildings, which totaled $3.2 million for both years 2007 and 2006 (after adjusting for $1.6 million LLC Impact in 2006). A portion of the expenses associated with our consolidated medical office buildings is passed on directly to the tenants. Tenant reimbursements for operating expenses are accrued as revenue in the same period the related expenses are incurred and are included as tenant reimbursement revenue in our consolidated statements of income. During 2007, $2.4 million, or 74% of the expenses related to consolidated medical office buildings were passed on directly to the tenants. During 2006, $2.4 million (after adjusting for $1.3 million LLC impact in 2006), or 73% of the expenses related to consolidated medical office buildings were passed on directly to the tenants. Building expenses allocated to tenants for reimbursement are dependent upon various factors such as overall building occupancy levels and terms of individual leases.

After giving effect to the $715,000 LLC Impact, as indicated above, interest expense, net of interest income, decreased $12,000 during 2007, as compared to 2006.

Our FFO increased $136,000 to $29.1 million during 2007 as compared to $28.9 million during 2006. Below is a reconciliation of our reported net income to FFO for 2007 and 2006 (in thousands):

	2007	2006
Net income	$22,191	$ 34,697
Depreciation expense:		
Consolidated investments	5,167	5,314
Unconsolidated affiliates	5,990	4,613
Discontinued operations	—	124
Less gains:		
Gain on sale of real property, included in income from discontinued operations	(2,270)	—
Gain on LLC's sale of real property	(264)	—
Gain on asset exchange and substitution agreement with UHS – Chalmette	(1,748)	(13,958)
Previously deferred gain on sale of our interest in an unconsolidated LLC	—	(1,860)
Funds From Operations	$29,066	$ 28,930

Year ended December 31, 2006 as compared to the year ended December 31, 2005:

The following table shows the combined operating results for the two LLCs that we began recording on an unconsolidated basis during 2006, during the period the results were recorded on an unconsolidated basis ("LLC Impact"). The "As Adjusted" column on the table below presents our consolidated income statement for 2006 as if we had continued to consolidate these two LLCs through December 31, 2006. For comparative purposes, the amounts in the "As Adjusted" column are used in the discussions below (amounts in thousands).

	2006 As Reported	Combined results for two LLCs during period they were recorded on an unconsolidated basis ("LLC Impact")	2006 As Adjusted	2005 As Reported
Revenues	$31,714	$ 834	$32,548	$32,590
Expenses:				
Depreciation and amortization	5,436	172	5,608	5,499
Advisory fee to UHS	1,424	—	1,424	1,420
Other operating expenses	6,149	377	6,526	6,335
	13,009	549	13,558	13,254
Income before equity in unconsolidated LLCs, replacement property recovered from UHS and interest expense	18,705	285	18,990	19,336
Equity in income of unconsolidated LLCs (including recognition of previously deferred gain of $1,860 during 2006 and gain on sale of real property of $1,043 during 2005)	4,241	(93)	4,148	4,602
Replacement property recovered from UHS—Chalmette	13,958	—	13,958	—
Property damage recovered from UHS—Wellington	—	—	—	4,693
Interest expense	(2,476)	(192)	(2,668)	(3,500)
Income from continuing operations	$34,428	$ —	$34,428	$25,131

Total revenue decreased $876,000 during 2006, as compared to 2005, due primarily to the LLC Impact, as indicated above. Income from continuing operations increased $9.3 million, or $.78 per diluted share, to $34.4 million, or $2.90 per diluted share, during 2006 as compared to $25.1 million, or $2.12 per diluted share, during 2005. Income from discontinued operations was $269,000, or $.02 per diluted share, during 2006 as compared to $292,000, or $.03 per diluted share during 2005. The increase in income from continuing operations and net income during 2006, as compared to 2005, was primarily attributable to:

- a favorable change of $14.0 million, or $1.18 per diluted share, resulting from the Chalmette asset exchange and substitution transaction with UHS, as discussed herein;
- an unfavorable change of $1.3 million, or $.10 per diluted share, resulting from a decrease in our equity in unconsolidated LLCs, as discussed below (excluding gains recorded by LLCs during 2006 and 2005 and after adjusting for $93,000 LLC Impact, as indicated above);
- a favorable change of $1.9 million, or $.16 per diluted share, resulting from the 2006 recognition of a deferred gain recorded in connection with the sale of our interest in an unconsolidated LLC during 2005;
- an unfavorable change of $1.0 million, or $.09 per diluted share, resulting from a gain on the sale of real property recorded by an unconsolidated LLC during 2005;
- an unfavorable change of $4.7 million, or $.40 per diluted share, resulting from property damage recovered from UHS during 2005 related to hurricane damage sustained at Wellington Regional Medical Center;
- a favorable change of $832,000, or $.07 per diluted share, resulting from a decrease in interest expense, as discussed below (after adjusting for the $192,000 LLC Impact, as indicated above);
- an unfavorable change of $191,000, or $.02 per diluted share, resulting from an increase in other operating expenses (after adjusting for the $377,000 LLC Impact, as indicated above), and;
- an unfavorable change of $200,000, or $.02 per diluted share, resulting from other combined unfavorable changes including a $109,000 increase in depreciation and amortization expense, as discussed below (after adjusting for the $172,000 LLC Impact, as indicated above).

Included in our consolidated statement of income during 2005 was a property write-down charge of $6.3 million representing the book value of the Chalmette property damaged by the hurricane. Included in our 2005 net income was an equal amount representing the property damage recoverable from UHS. Prior to the completion of the asset exchange and substitution, Chalmette had a combined asset value of $8.3 million on our consolidated balance sheet consisting of $2.0 million of land held for exchange and $6.3 million of property damage receivable from UHS. Included in our net income during 2006 was a gain of $14.0 million representing the total property transferred to us from UHS as of December 31, 2006 ($22.2 million) in excess of the $8.3 million book value of Chalmette. Upon the completion of the asset exchange and substitution during the third quarter of 2006, we received the above mentioned Capital Additions from Wellington and Bridgeway which had a combined fair value of $13.0 million. In addition, the construction costs related to the completed Capital Addition at Inland Valley amounted to $9.2 million as of December 31, 2006 ($11.0 million was the total minimum estimated cost of Inland Valley's Capital Addition).

FASB Interpretation No. 30 ("FIN 30"), *Accounting for Involuntary Conversion of Nonmonetary Assets to Monetary Assets, an Interpretation of APB No. 29 ("APB29")*, provides guidance on the accounting for involuntary conversions of nonmonetary assets (such as property) to monetary assets (such as insurance proceeds). Although the damage to Chalmette did not directly result in the conversion of a nonmonetary asset to a monetary asset, we do not believe that the receipt of a nonmonetary asset is in substance different than the receipt of a monetary asset in the context of an involuntary conversion. The guidance in FIN 30 would result in recognition of the assets received upon the involuntary conversion at their fair values with gain or loss recognized for the difference between the fair value of the assets received and the carrying value of the assets converted. We also considered the guidance in SFAS No. 153 ("SFAS No. 153"), *Exchanges of Nonmonetary Assets, as Amendment of APB 29,* which is effective for nonmonetary asset exchanges occurring in the fiscal year beginning after June 15, 2005. SFAS No. 153 is based upon the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, unless the exchange lacks "commercial substance", as defined in paragraph 21 of APB 29, as amended by SFAS 153. After evaluating the provisions of SFAS No. 153, we concluded that the exchange of these assets had "commercial substance" since, as indicated above, the base or minimum rent component of the total rental earned on the substituted assets has increased (by $562,000) over the base rental amount earned pursuant to the terms of the Chalmette lease. As a result, the risk component of the future lease stream has been significantly and favorably impacted. In addition, the future bonus rental earned on the substituted assets at Wellington, Bridgeway and Inland Valley will be impacted (either favorably or unfavorably) by the distinct operating characteristics of those facilities such as the nature of the healthcare care services provided, the geographic markets serviced and patient and payor mix, among other things. As a result of the facts and conclusions detailed above, and pursuant to the contingent gain guidance in SFAS No, 5, *Accounting for Contingencies,* we recorded the $14.0 million gain during 2006 which reflects the fair value of the assets transferred from UHS to us as of December 31, 2006, net of the $6.3 million recoverable from UHS recorded during 2005 and the $2.0 million of Chalmette land relinquished. During 2007, we recorded an additional gain of $1.7 million related to this transaction.

Included in our financial results was equity in income of unconsolidated LLCs of $4.2 million during 2006 and $4.6 million during 2005. After giving effect to the $93,000 LLC Impact, as indicated above, the equity in income of unconsolidated LLCs decreased by approximately $500,000 during 2006, as compared to 2005, as follows: (i) an increase of $1.9 million resulting from the 2006 recognition of a deferred gain recorded in connection with the sale of our interest in an unconsolidated LLC during 2005; (ii) a decrease of $1.0 million resulting from a gain on the sale of real property recorded by an unconsolidated LLC during 2005; (iii) a combined decrease of approximately $500,000 due to our share of the increased interest expense incurred by two LLCs during 2006, as compared to 2005, as a result of increased borrowings from refinancing of third-party debt, that is non-recourse to us; (iv) a decrease of approximately $300,000 due to the losses incurred by a newly constructed MOB that was completed and opened in March of 2006; (v) a decrease of approximately $200,000 due to the recording of our share of a charge incurred by a LLC to write-off unamortized financing costs in connection with the refinancing of third-party debt, and; (vi) approximately $400,000 of other combined decreases.

After giving effect to the $192,000 LLC Impact, as indicated above, interest expense decreased $832,000 during 2006, as compared to 2005, due primarily to: (i) a $369,000 decrease due to the expiration of two interest-rate swaps that expired during 2005 and 2006; (ii) a $252,000 decrease due to a net charge recorded during 2005 related to an interest-rate swap agreement that became ineffective based upon the forecasted borrowings under our revolving credit facility; (iii) a decrease of $145,000 due to interest earned during 2006 on a note receivable related to the sale of our ownership interest in a LLC, and; (iv) $66,000 of other combined decreases.

After giving effect to the $377,000 LLC Impact, as indicated above, other operating expenses (from continuing operations) increased $191,000 during 2006, as compared to 2005, as follows: (i) $109,000 of combined increases in expense resulting primarily from increased operating expenses at our MOBs, and; (ii) $82,000 of expense recorded during 2006 in connection with the adoption of SFAS No. 123R. Included in our other operating expenses are expenses related to the consolidated MOBs, a portion of which are passed on directly to the tenants. During both 2006 and 2005, 75% of the operating expenses associated with our MOBs were passed on directly to the tenants. Building expenses allocated to tenants for reimbursement are dependent upon various factors such as overall building occupancy levels and terms of individual leases.

After giving effect to the $172,000 LLC impact, as indicated above, depreciation and amortization expense increased $109,000 during 2006, as compared to 2005. The majority of the increase resulted from the increased depreciation expense recorded during 2006 on the Wellington and Bridgeway assets received in connection with the asset exchange and substitution agreement with UHS (related to the damage sustained at Chalmette from Hurricane Katrina) and replacement property at Wellington (related to hurricane damage sustained during 2004).

Below is a reconciliation of our reported net income to FFO for 2006 and 2005 (in thousands):

	2006	2005
Net income	$ 34,697	$25,423
Depreciation expense:		
Consolidated investments	5,314	5,379
Unconsolidated affiliates	4,613	4,012
Discontinued operations	124	124
Less gains:		
Previously deferred gain on sale of our interest in an unconsolidated LLC	(1,860)	—
Gain on asset exchange and substitution agreement with UHS—Chalmette	(13,958)	—
Property damage recovered from UHS-Wellington	—	(4,693)
Gains recorded by unconsolidated affiliates	—	(1,043)
Funds From Operations	$ 28,930	$29,202

Our FFO decreased $272,000 to $28.9 million during 2006 as compared to $29.2 million during 2005. This decrease in FFO was due primarily to:

- an unfavorable change of approximately $900,000 of FFO generated from our unconsolidated LLCs. This decrease, which excludes depreciation and amortization expense recorded at the LLCs, resulted primarily from a $1.3 million decrease in our equity in unconsolidated LLCs, as discussed above (excluding gains recorded by LLCs during 2006 and 2005 and after adjusting for $93,000 LLC impact, as indicated above);
- a favorable change of $823,000 resulting from a decrease in interest expense, as discussed above (after adjusting for the $192,000 LLC impact, as indicated above), and;
- other combined unfavorable changes of approximately $200,000.

Effects of Inflation

Although inflation has not had a material impact on our results of operations over the last three years, the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are rising supply costs which tend to escalate as vendors pass on the rising costs through price increases. Operators of our hospital facilities are experiencing the effects of the tight labor market, including a shortage of nurses which has caused and may continue to cause an increase, in excess of the inflation rate, in salaries, wages and benefits expense. Therefore, there can be no assurance that a continuation of these trends will not have a material adverse effect on the future results of operations of the operators of our facilities which may affect their ability to make lease payments to us.

Most of our leases contain provisions designed to mitigate the adverse impact of inflation. Our hospital leases require all building operating expenses, including maintenance, real estate taxes and other costs, to be paid by the lessee. In addition, certain of the hospital leases contain bonus rental provisions, which require the lessee to pay additional rent to us based on increases in the revenues of the facility over a base year amount. In addition, most of our MOB leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, insurance and real estate taxes. These provisions may reduce our exposure to increases in operating costs resulting from inflation. To the extent that some leases do not contain such provisions, our future operating results may be adversely impacted by the effects of inflation.

Liquidity and Capital Resources

Year ended December 31, 2007 as compared to December 31, 2006:

Net cash provided by operating activities

Net cash provided by operating activities was $22.8 million during 2007 as compared to $24.7 million during 2006. The $1.9 million decrease was attributable to:

- an unfavorable change of $1.3 million due to a decrease in net income plus or minus the adjustments to reconcile net income to net cash provided by operating activities (depreciation and amortization, gain on sale of property, gain on sale of property by a LLC, gain on sale of our interest in a LLC and replacement property recovered from UHS-Chalmette). This decrease was primarily due to an unfavorable change in net cash provided by operating activities related to our investments in unconsolidated LLCs as follows: (i) $736,000 of the decrease resulted from a decrease in the depreciation and amortization expense add back during 2007, as compared to 2006, as a result of the LLC Impact, as indicated above, and; (ii) $535,000 of the decrease resulted from a decrease in the equity in income of unconsolidated LLCs during 2007, as compared to 2006, as discussed above (excludes gains from both periods and after giving effect to the LLC Impact, as indicated above):
- an unfavorable change of $1.2 million in accrued expenses and other liabilities, as discussed below;
- a favorable change of $127,000 in rent receivable;
- a favorable change of $237,000 in accrued interest, and;
- other favorable changes of approximately $200,000.

The $1.2 million unfavorable change in accrued expenses and other liabilities resulted primarily from the exercise and settlement of an aggregate of 50,000 Dividend Equivalent Rights ("DERs") during 2007. The liability associated with the DER settlement during 2007 was $951,000. The DER cash settlement, after withholding taxes, was returned to us to satisfy the cost of stock option exercises and is reflected in "Cash flows from financing activities" on the consolidated statements of cash flows.

Net cash used in investing activities

Net cash used in investing activities was $4.3 million during 2007 as compared to $2.4 million during 2006.

2007:

During 2007, we used $4.3 million of net cash in investing activities as follows:

- We spent $16.7 million to fund advances to unconsolidated LLCs as follows:
  - $8.5 million advance (which was fully repaid during 2007) made to an existing LLC that owns Thunderbird Paseo Medical Plaza I and II located in Glendale, Arizona, in which we have a 75% non-controlling equity interest;
  - $3.1 million advance made to the LLC that owns the Spring Valley Medical Building II, an existing LLC in which we have a 95% non-controlling equity interest;
  - $5.0 million advance made to the LLC that owns Desert Springs Medical Plaza, an existing LLC in which we have a 99% non-controlling equity interest, and;
  - $120,000 advance made to the LLC that owns the Spring Valley Medical Building I, an existing LLC in which we have a 95% non-controlling equity interest.
- We spent $8.2 million to fund equity investments in unconsolidated LLCs as follows:
  - $4.0 million invested in the LLC that owns the Canyon Springs Medical Plaza in which we have a 95% non-controlling equity interest;

- $1.7 million invested in the LLC that owns the Spring Valley Hospital Medical Office Building II, in which we have a 95% non-controlling equity interest;
- $765,000 invested in exchange for a 95% non-controlling equity interest in a LLC that owns the Cobre Valley Medical Plaza;
- $748,000 invested in the LLC that owns 700 Shadow Lane and Goldring Medical Office Buildings in which we have a 98% non-controlling equity interest;
- $495,000 invested in the master LLC, which governs four unconsolidated LLCs, in which we have a 90% non-controlling equity interest;
- $380,000 invested in the LLC that owns the Centennial Hills Medical Office Building I, which was completed during the fourth quarter of 2007, in which we have a 95% non-controlling equity interest;
- $74,000 invested in the LLC that will construct and own the Phoenix Children's East Valley Care Center, in which we have a 95% non-controlling equity interest, and;
- $95,000 invested in the LLC that owns the Sierra San Antonio Medical Plaza in which we have a 95% non-controlling equity interest.

- We spent $7.2 million to fund capital additions at certain of our consolidated real estate investments as follows:
  - $5.8 million funded at a consolidated LLC that will develop, construct, own and operate the Palmdale Medical Office Building;
  - $760,000 funded in connection with the Inland Valley additions in excess of $11.0 million, related to the Chalmette asset exchange and substitution transaction, as discussed herein, and;
  - $669,000 of other capital additions.
- We received $10.0 million in repayments of advances previously provided to unconsolidated LLCs as follows:
  - $8.6 million received from the LLC that owns the Thunderbird Paseo Medical Plaza I and II, in which we own a 75% non-controlling equity interest;
  - $485,000 received from the LLC that owns the Sierra San Antonio Medical Plaza in which we have a 95% non-controlling equity interest;
  - $696,000 received from the LLC that owned the Rio Rancho Medical Center in which we owned a 80% non-controlling equity interest. This LLC was sold during the first quarter of 2007;
  - $219,000 received from the LLC that owns the Spring Valley Hospital Medical Office Building II, in which we have a 95% non-controlling equity interest, and;
  - $50,000 received from the LLC that owns the Suburban Medical Plaza II in which we have a 33% non-controlling equity interest.
- We received $7.2 million of cash proceeds in connection with refinancing of third-party debt by unconsolidated LLCs as follows:
  - $5.4 million received from the LLC that owns the Thunderbird Paseo Medical Plaza I and II, in which we have a 75% non-controlling equity interest;
  - $998,000 received from the LLC that owns the Canyon Springs Medical Plaza, in which we have a 95% non-controlling equity interest;
  - $829,000 received from the LLC that owns the Phoenix Children's East Valley Care Center, in which we have a 95% non-controlling equity interest, and;
  - $77,000 received from the LLC that owns the Papago Medical Park, in which we have a 89% non-controlling equity interest.

- We received $7.3 million of cash proceeds in connection with the sale of real property;
- We received $2.2 million of cash distributions in excess of income and other cash activities related to our unconsolidated LLCs, and;.
- We received $1.1 million of cash distributions in connection with the sale of real property by a LLC.

2006:

During 2006, we used $2.4 million of net cash in investing activities as follows:

- We spent $7.6 million to fund advances to unconsolidated LLCs as follows:
  - $5.3 million advance made to a LLC that will develop, construct, own and operate the Spring Valley Hospital Medical Office Building II, located in Las Vegas, Nevada on the campus of a UHS facility, in which we have a 95% non-controlling equity interest. We have committed to a total of $12.3 million of debt financing to this LLC, of which $5.3 million has been funded as of December 31, 2006. This project was opened during the second quarter of 2007;
  - $630,000 advance (which was fully repaid during 2007) made to the LLC that owns Rio Rancho Medical Center, an existing LLC in which we have a 80% non-controlling equity interest (subsequent to December 31, 2006, the real estate assets of this LLC were sold);
  - $540,000 advance (which was fully repaid during the third quarter of 2006) made to a master LLC which governs four unconsolidated LLCs in which we have a 90% non-controlling equity interest;
  - $485,000 advance (which was fully repaid during 2007) made to the LLC that constructed and owns the Sierra San Antonio Medical Plaza, located in Fontana, California, in which we have a 95% non-controlling equity interest. The LLC also obtained a $7.5 million third-party construction loan, which is non-recourse to us. This project was completed and opened during the first quarter of 2006;
  - $363,000 advance (which was converted to equity during 2007) made to the LLC that will develop, construct, own and operate the Phoenix Children's East Valley Care Center, located in Gilbert, Arizona, in which we have a 95% non-controlling equity interest. This project was opened during the fourth quarter of 2007, and;
  - $259,000 of advances made to various LLCs in which we own a non-controlling equity interest.
- During 2006, we spent $5.3 million spent to fund equity investments in unconsolidated LLCs as follows:
  - $1.6 million of equity funded to the LLC that constructed and owns the Sierra San Antonio Medical Plaza, located in Fontana, California, in which we have a 95% non-controlling equity interest. We have committed to invest a total of up to $3.5 million in equity in this LLC, of which $2.7 million has been funded to date. The LLC also obtained a $7.5 million third-party construction loan, which is non-recourse to us. This project was completed and opened during the first quarter of 2006;
  - $1.5 million of equity funded to the LLC that will develop, construct, own and operate the Phoenix Children's East Valley Care Center, located in Gilbert, Arizona, in which we have a 95% non-controlling equity interest. We have committed to invest a total of up to $3.5 million in equity in this LLC, of which $2.0 million has been funded to date. This project is scheduled to be completed and opened during the third quarter of 2007;
  - $637,000 of additional equity funded to the LLC that constructed and owns the Saint Mary's Professional Office Building located in Reno, Nevada, in which we have a 75% non-controlling equity interest. We have committed to invest a total of $8.0 million in equity in this LLC, of which $5.2 million has been funded as of December 31, 2007. The LLC also obtained a $29 million third-party mortgage that is non-recourse to us;

- $532,000 of additional equity funded to the LLC that owns the Desert Samaritan Hospital MOBs located in Mesa, Arizona, in which we have a 76% non-controlling equity interest;
- $329,000 of additional equity funded to the LLC that owns the 700 Shadow Lane & Goldring MOBs located in Las Vegas, Nevada, in which we have a 98% non-controlling equity interest;
- $214,000 of additional equity funded to the LLC that owns the Spring Valley Medical Office Building located in Las Vegas, Nevada, on the campus of a UHS facility, in which we have a 95% non-controlling equity interest, and;
- $562,000 of additional investments in various LLCs in which we own a non-controlling equity interest.

- We received $1.9 million of cash received in connection with repayments of advances previously made to LLCs, was as follows:
  - $1.2 million received from the LLC that owns the Suburban Medical Plaza II, located in Louisville, Kentucky, in which we have a 33% non-controlling equity interest;
  - $540,000 received from the master LLC which governs four unconsolidated LLCs in which we have a 90% non-controlling equity interest, and;
  - $160,000 received from various LLCs in which we own non-controlling equity interests.
- We spent $1.3 million to fund capital additions at certain of our consolidated real estate investments;
- We received $5.7 million of cash proceeds in connection with refinancing of third-party debt by an unconsolidated LLC;
- We received $3.1 million of cash proceeds related to the sale of our interest in a LLC, and;
- We received $1.1 million of net cash distributions in excess of income and other cash activities related to our unconsolidated LLCs.

Net cash used in financing activities

Net cash used in financing activities was $18.1 million during 2007 and $23.2 million during 2006.

During 2007, we had net debt borrowings of $3.2 million on our revolving line of credit, paid $27.2 million in dividends, paid $527,000 in financing fees related to our new revolving credit agreement, paid $201,000 on a mortgage note payable of a consolidated LLC, that is non-recourse to us, paid $132,000 on a mortgage note payable that is non-recourse to us, paid $236,000 for shares repurchases, borrowed $5.8 million on a construction loan payable of a consolidated LLC, that is non-recourse to us and generated $1.2 million of net cash from the issuance of shares of beneficial interest

During 2006, we had net debt borrowings of $3.6 million on our revolving line of credit, paid $26.6 million of dividends, paid $577,000 on mortgage notes payable that are non-recourse to us and generated $391,000 of net cash from the issuance of shares of beneficial interest.

Year ended December 31, 2006 as compared to December 31, 2005:

Net cash provided by operating activities

Net cash provided by operating activities was $24.7 million during 2006 as compared to $25.3 million during 2005. The $601,000 net decrease was attributable to:

- an unfavorable change of $1.1 million due to a decrease in net income plus or minus the adjustments to reconcile net income to net cash provided by operating activities (depreciation and amortization, gain on sales of properties by LLCs, gain on sale of our interest in a LLC, property write-down from hurricane damage-Chalmette, property damage recoverable from UHS-Chalmette, property damage recovered from UHS (Chalmette and Wellington) and net loss on ineffective cash flow hedge);

- a favorable change of $574,000 in rent receivable;
- a favorable change of $140,000 in tenant reserves, escrows, deposits and prepaid rents;
- an unfavorable change of $136,000 in accrued interest, and;
- $79,000 of other unfavorable changes.

The $1.1 million unfavorable change in net income plus or minus the adjustments to reconcile net income to net cash provided by operating activities was due to: (i) a $1.3 million unfavorable change resulting from a decrease in equity in income of unconsolidated LLCs, as discussed above (excludes the gains from both periods); (ii) an $823,000 favorable change resulting from a decrease in interest expense, as discussed above; (iii) an unfavorable change of $257,000 due to an increase in other operating expenses, as discussed above, and; (iv) other combined unfavorable changes of $366,000.

Net cash (used in)/provided by investing activities

Net cash (used in)/provided by investing activities was ($2.4 million) during 2006, as discussed above, as compared to $8.4 million during 2005.

2005:

We generated $8.4 million of net cash provided by investing activities as follows:

- We spent $8.3 million to fund equity investments in unconsolidated LLCs and $2.9 million to fund advances made to unconsolidated LLCs ($11.2 million in total) as follows:
  - $4.5 million of equity funded in connection with the purchase of a 75% non-controlling interest in a LLC that constructed and owns the Saint Mary's Center for Health located in Reno, Nevada, which opened in March, 2005;
  - $2.5 million paid to an unrelated third-party member as net consideration in connection with the restructure of the ownership interests in five existing unconsolidated LLCs (see Note 9 to the consolidated financial statements);
  - $1.0 million funded in exchange for a 95% non-controlling interest in a LLC that constructed and owns the Sierra San Antonio Medical Plaza, located in Fontana, California. This project was completed and opened during 2006;
  - $235,000 of additional equity funded during the third quarter of 2005 to the LLC that owns the 700 Shadow Lane & Goldring MOBs located in Las Vegas, Nevada, in which we have a 98% non-controlling equity interest;
  - $400,000 additional advance to a LLC that owns the Saint Mary's Center for Health, in connection with the purchase of a 75% non-controlling interest in the LLC (which was fully repaid during 2005);
  - $680,000 advance made to Desert Samaritan Hospital MOBs, an existing LLC which we have a 76% non-controlling equity interest (which was fully repaid during 2005);
  - $425,000 advance made to Edwards Medical Plaza, an existing LLC in which we have a 90% non-controlling equity interest;
  - $1.3 million advance (which was partially repaid during 2006 and 2007) made to Suburban Medical Plaza II, an existing LLC in which we have a 33% non-controlling equity interest, and;
  - $85,000 advance (which was fully repaid during 2007) made to Rio Rancho Medical Center, an existing LLC in which we have a 80% non-controlling equity interest (subsequent to December 31, 2006, the real estate assets of this LLC were sold).

- We received $9.6 million of cash in connection with repayments of advances previously made to LLCs, as follows:
  - $6.5 million received as repaid advances previously provided to a LLC that owns the 700 Shadow Lane & Goldring MOBs located in Las Vegas, Nevada, in which we have a 98% non-controlling equity interest;
  - $2.5 million received as repaid advances previously provided to a LLC that owns the Saint Mary's Center for Health located in Reno, Nevada, in which we have a 75% non-controlling equity interest, and;
  - $680,000 received as repaid advances previously provided to a LLC that owns the Desert Samaritan Hospital MOBs located in Mesa, Arizona, in which we have a 76% non-controlling equity interest.
- We spent $2.4 million to fund capital additions at certain of our consolidated real estate investments;
- We received $8.5 million of cash proceeds in connection with refinancing of third-party debt by unconsolidated LLCs;
- We received $2.9 million of cash proceeds related to sales of properties by unconsolidated LLCs;
- We received $1.0 million of cash distributions in excess of income from our unconsolidated LLCs.

Net cash used in financing activities

Net cash used in financing activities was $23.2 million during 2006, as discussed above, and $35.6 million during 2005.

During 2005, we had net debt repayments of $10.0 million on our revolving line of credit, paid $25.6 million in dividends, paid $662,000 on mortgage notes payable that are non-recourse to us and generated $668,000 of cash from the issuance of shares of beneficial interest.

Credit facilities and mortgage debt

In January 2007, we entered into a new unsecured $100 million revolving credit agreement (the "Agreement") which expires on January 19, 2012. We have a one time option, which can be exercised at any time, subject to bank approval, to increase the amount by $50 million for a total commitment of $150 million. The Agreement provides for interest at our option, at the Eurodollar rate plus .75% to 1.125%, or the prime rate plus zero to .125%. A fee of .15% to .225% is paid on the unused portion of the commitment. The margins over the Eurodollar, prime rate and commitment fee are based upon our debt to total capital ratio as defined by the Agreement. As of December 31, 2007, the applicable margin over the Eurodollar rate was .75%, the margin over the prime rate was zero, and the commitment fee was .15%.

At December 31, 2007, we had $16.8 million of outstanding borrowings and $25.2 million of letters of credit outstanding against the revolving credit agreement. We had $58.0 million of available borrowing capacity, net of the outstanding borrowings and letters of credit outstanding as of December 31, 2007. There are no compensating balance requirements. The Agreement contains a provision whereby the commitments will be reduced by 50% of the proceeds generated from any new equity offering. The average amounts outstanding under our revolving credit agreement were $11.3 million in 2007, $11.9 million in 2006, and $12.0 million in 2005 with corresponding effective interest rates, including commitment fees and interest rate swap expense, of 7.1% in 2007, 7.9% in 2006, and 9.0% in 2005. The carrying value of the amounts borrowed approximates fair market value.

Covenants relating to the Agreement require the maintenance of a minimum tangible net worth and specified financial ratios, limit our ability to incur additional debt, limit the aggregate amount of mortgage receivables and limit our ability to increase dividends in excess of 95% of cash available for distribution, unless additional distributions are required to comply with the applicable section of the Internal Revenue Code and related regulations governing real estate investment trusts. We are in compliance with all of the covenants at year end 2007.

We expect to meet our short-term liquidity requirements generally through our available working capital and net cash provided by operations. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986.

We have two mortgages and one construction loan, which are non-recourse to us, included on our consolidated balance sheet as of December 31, 2007, with a combined outstanding balance of $19.8 million. Both mortgages carry an interest rate of 8.3% and both have maturity dates in 2010. The construction loan carries an interest rate as of December 31, 2007 of LIBOR plus 2.60% or 7.2% and has a maturity date in 2008. The mortgages are secured by the real property of the buildings as well as property leases and rents. These two mortgages and the construction loan have a combined fair value of approximately $20.6 million as of December 31, 2007. Changes in market rates on our fixed rate debt impacts the fair value of debt, but it has no impact on interest incurred or cash flow.

The following represents the scheduled maturities of our contractual obligations as of December 31, 2007:

	Payments Due by Period (dollars in thousands)				
Contractual Obligation	**Total**	**Less than 1 Year**	**2-3 years**	**4-5 years**	**After 5 years**
Long-term debt fixed(a)	$12,404	$ 361	$12,043	$ —	$—
Long-term debt-variable(b)	24,213	7,413	—	16,800	—
Estimated future interest payments on debt outstanding as of December 31, 2007(c)	6,803	2,288	3,455	1,060	—
Equity and debt financing commitments(d)	35,305	35,305	—	—	—
Total contractual cash obligations	$78,725	$45,367	$15,498	$17,860	$—

(a) Consists of two mortgages, which are non-recourse to us, included on our consolidated balance sheet as of December 31, 2007. Excluded from the table above is the $214.9 million of combined third-party debt outstanding as of December 31, 2007, that is non-recourse to us, at the unconsolidated LLCs in which we hold various non-controlling ownership interests (see Note 9 to the consolidated financial statements).

(b) Consists of $16.8 million of borrowings outstanding as of December 31, 2007 under the terms of our $100 million revolving credit agreement entered into in January 2007, and $7.4 million of borrowings outstanding as of December 31, 2007 pursuant to a construction loan at a LLC, which is non-recourse to us.

(c) Assumes that all debt outstanding as of December 31, 2007, including borrowings under the revolving credit agreement and two mortgage notes payable and a construction loan, which are non-recourse to us, remain outstanding until the final maturity of the debt agreements at the same interest rates which were in effect as of December 31, 2007. We have the right to repay borrowings under the revolving credit agreement and construction loan at any time during the terms of the agreements, without penalty.

(d) As of December 31, 2007, we have equity investment and debt financing commitments remaining in connection with our investments in various LLCs, as follows (in thousands):

	Amount
Arlington Medical Properties	$ 2,800
Sierra Medical Properties	776
Spring Valley Medical Properties II	1,884
PCH Southern Properties	2,354
Centennial Hills Medical Properties	6,167
Canyon Healthcare Properties	2,967
Palmdale Medical Properties	4,158
Banburry Medical Properties	6,424
Deerval Properties II	6,800
Deerval Parking Company (a.)	975
Total	$35,305

(a.) Deerval Parking Company is owned 50% by Deerval Properties and 50% by Deerval Properties II.

Off Balance Sheet Arrangements

As of December 31, 2007, we are party to certain off balance sheet arrangements consisting of standby letters of credit and equity and debt financing commitments as detailed on the above "Contractual Obligations" table. Our outstanding letters of credit at December 31, 2007 totaled $25.2 million consisting of: (i) $2.0 million related to the Deerval Parking Company; (ii) $5.8 million related to the Deerval Properties II; (iii) $900,000 related to Arlington Medical Properties; (iv) $1.1 million related to Sierra Medical Properties; (v) $6.0 million related to Centennial Hills Medical Properties, (vi) $5.5 million related to the Banburry Medical Properties; (vii) $3.9 million related to Palmdale Medical Properties.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risks Associated with Financial Instruments

Our interest expense is sensitive to changes in the general level of interest rates. To mitigate the impact of fluctuations in interest rates, we have, from time to time, fixed the rate on a portion of our debt by entering into interest rate swap agreements. Interest rate swap agreements are contracts that require us to pay a fixed rate and receive a floating interest rate over the life of the agreements. The floating-rates are based on LIBOR and the fixed-rates are determined upon commencement of the swap agreements. We do not hold or issue derivative instruments for trading purposes and we are not a party to any instruments with leverage features. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial instruments.

As of December 31, 2007 and 2006, we had no outstanding interest rate swap agreements.

We did not have any hedging activity during 2007. Additional interest expense recorded as a result of our hedging activity during 2006 and 2005, was $62,000 and $431,000, respectively. For the years ended December 31, 2006 and 2005, we received a weighted average rate of 4.8% and 3.2%, respectively, and paid a weighted average rate on our interest rate swap agreements of 6.9% and 6.1% in 2006 and 2005, respectively.

The sensitivity analysis related to our fixed-rate debt assumes an immediate 100 basis point move in interest rates from their 2007 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the fair value of our fixed-rate debt by approximately $71,000. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed-rate debt by approximately $73,000. The carrying value of amounts borrowed approximates fair value.

The table below presents information about our financial instruments that are sensitive to changes in interest rates, including debt obligations as of December 31, 2007. For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates.

	Maturity Date, Year Ending December 31						
(Dollars in thousands)	2008	2009	2010	2011	2012	Thereafter	Total
Long-term debt:							
Fixed rate	$ 361	$409	$11,634	$—	$ —	$—	$12,404
Weighted average interest rates	8.3%	8.3%	8.3%	—	—	—	8.3%
Variable rate long-term debt (a)	$7,413	—	—	—	$16,800	$—	$24,213
Weighted average interest rates	7.2%	—	—	—	5.6%	—	5.9%

(a) Consists of borrowings outstanding under the terms of our $100 million revolving credit agreement, as amended in January of 2007, and our construction loan.

As calculated based upon our variable rate debt outstanding as of December 31, 2007 that is subject to interest rate fluctuations, each 1% of change in interest rates would impact our net income by approximately $242,000.

ITEM 8. *Financial Statements and Supplementary Data*

Our Consolidated Balance Sheets, Consolidated Statements of Income, Shareholders' Equity and Cash Flows, together with the report of KPMG LLP, independent registered public accountants, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Schedule."

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2007, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Securities and Exchange Act of 1934 and the SEC rules thereunder.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2007, based on criteria in *Internal Control – Integrated Framework,* issued by the COSO. The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees
Universal Health Realty Income Trust:

We have audited Universal Health Realty Income Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Universal Health Realty Income Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Universal Health Realty Income Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Health Realty Income Trust and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 13, 2008, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 13, 2008

ITEM 9B. *Other Information*

None.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

There is hereby incorporated by reference the information to appear under the captions "Proposal No. 1" (Election of Trustees), "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007. See also "Executive Officers of the Registrant" appearing in Item I hereof.

ITEM 11. *Executive Compensation*

There is hereby incorporated by reference information to appear under the caption "Executive Compensation" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is hereby incorporated by reference the information to appear under the captions "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007. See also "Securities Authorized for Issuance Under Equity Compensation Plans" appearing in Item 5 hereof.

ITEM 13. *Certain Relationships and Related Transactions and Director Independence*

There is hereby incorporated by reference the information to appear under the captions "Certain Relationships and Related Transactions" and "Corporate Governance" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007.

ITEM 14. *Principal Accounting Fees and Services*

There is hereby incorporated herein by reference the information to appear under the caption "Relationship with Independent Auditor" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2007.

PART IV

ITEM 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this report:

(1) Financial Statements: See "Index to Financial Statements and Financial Statement Schedules."

(2) Financial Statement Schedules: See "Index to Financial Statements and Financial Statement Schedules."

(3) Exhibits:

3.1 Declaration of Trust, dated as of August 1986, previously filed as Exhibit 4.1 to the Trust's Registration Statement on Form S-3 (File No. 333-60638) is incorporated herein by reference.

3.2 Amendment to Declaration of Trust, dated as of June 15, 1993, previously filed as Exhibit 4.2 to the Trust's Registration Statement on Form S-3 (File No. 333-60638) is incorporated herein by reference.

3.3 Amended and restated bylaws previously filed as Exhibit 4.3 to the Trust's registration statement on Form S-3 (File No. 333-60638) is incorporated herein by reference.

10.1 Advisory Agreement, dated as of December 24, 1986, between UHS of Delaware, Inc. and the Trust, previously filed as Exhibit 10.2 to the Trust's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.2 Agreement dated December 3, 2007, to renew Advisory Agreement dated as of December 24, 1986 between Universal Health Realty Income Trust and UHS of Delaware, Inc.

10.3 Contract of Acquisition, dated as of August 1986, between the Trust and certain subsidiaries of Universal Health Services, Inc., previously filed as Exhibit 10.2 to Amendment No. 3 of the Registration Statement on Form S-11 and S-2 of Universal Health Services, Inc. and the Trust (File No. 33-7872), is incorporated herein by reference.

10.4 Form of Leases, including Form of Master Lease Document Leases, between certain subsidiaries of Universal Health Services, Inc. and the Trust, previously filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Universal Health Services, Inc. and the Trust (File No. 33-7872), is incorporated herein by reference.

10.5 Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 1986, issued by Universal Health Services, Inc. in favor of the Trust, previously filed as Exhibit 10.5 to the Trust's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.6* Share Compensation Plan for Outside Trustees, previously filed as Exhibit 10.12 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1991, is incorporated herein by reference.

10.7 Lease, dated December 22, 1993, between the Trust and THC-Chicago, Inc., as lessee, previously filed as Exhibit 10.14 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1993, is incorporated herein by reference.

10.8* Universal Health Realty Income Trust 1997 Incentive Plan, previously filed as Exhibit 10.1 to the Trust's Form 10-Q for the quarter ended September 30, 1997, is incorporated herein by reference.

10.9 Credit Agreement, dated as of January 19, 2007, by and among the Trust, the financial institutions from time to time party thereto and Wachovia Bank, National Association, as Administrative Agent, previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K dated January 24, 2007, is incorporated herein by reference.

10.10 Dividend Reinvestment and Share Purchase Plan included in the Trust's Registration Statement Form S-3 (Registration No. 333-81763) filed on June 28, 1999, is incorporated herein by reference.

10.11 Asset Exchange and Substitution Agreement, dated as of April 24, 2006, by and among the Trust and Universal Health Services, Inc. and certain of its subsidiaries, previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K dated April 25, 2006, is incorporated herein by reference.

10.12 Amendment No. 1 to the Master Lease Document, between certain subsidiaries of Universal Health Services, Inc. and the Trust, previously filed as Exhibit 10.2 to the Trust's Current Report on Form 8-K dated April 25, 2006, is incorporated herein by reference.

10.13* Universal Health Realty Income Trust 2007 Restricted Stock Plan, previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K, dated April 27, 2007, is incorporated herein by reference.

10.14* Form of Restricted Stock Agreement, previously filed as Exhibit 10.2 to the Trust's Current Report on Form 8-K dated April 27, 2007, is incorporated herein by reference.

11 Statement re computation of per share earnings is set forth on the Consolidated Statements of Income.

21 Subsidiaries of Registrant.

23.1 Consent of Independent Registered Public Accounting Firm.

31.1 Certification from the Trust's Chief Executive Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

31.2 Certification from the Trust's Chief Financial Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

32.1 Certification from the Trust's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification from the Trust's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement.

Exhibits, other than those incorporated by reference, have been included in copies of this Annual Report filed with the Securities and Exchange Commission. Shareholders of the Trust will be provided with copies of those exhibits upon written request to the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL HEALTH REALTY INCOME TRUST

By: /s/ ALAN B. MILLER

Alan B. Miller,
Chairman of the Board,
Chief Executive Officer and President

Date: March 13, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ALAN B. MILLER **Alan B. Miller**	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 13, 2008
/s/ JAMES E. DALTON, JR. **James E. Dalton, Jr**	Trustee	March 13, 2008
/s/ MYLES H. TANENBAUM **Myles H. Tanenbaum**	Trustee	March 13, 2008
/s/ MILES L. BERGER **Miles L. Berger**	Trustee	March 13, 2008
/s/ ELLIOT J. SUSSMAN **Elliot J. Sussman, M.D., M.B.A.**	Trustee	March 13, 2008
/s/ CHARLES F. BOYLE **Charles F. Boyle**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 13, 2008
/s/ CHERYL K. RAMAGANO **Cheryl K. Ramagano**	Vice President, Treasurer and Secretary	March 13, 2008

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Trustees
Universal Health Realty Income Trust:

We have audited the accompanying consolidated balance sheets of Universal Health Realty Income Trust and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Health Realty Income Trust and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Health Realty Income Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 13, 2008

UNIVERSAL HEALTH REALTY INCOME TRUST

CONSOLIDATED BALANCE SHEETS
(dollar amounts in thousands)

	December 31, 2007	December 31, 2006
ASSETS:		
Real Estate Investments:		
Buildings and improvements	$ 178,655	$ 171,761
Accumulated depreciation	(60,627)	(56,935)
	118,028	114,826
Land	18,258	19,317
Construction in progress	7,511	9,220
Net Real Estate Investments	143,797	143,363
Investments in and advances to limited liability companies ("LLCs")	52,030	47,223
Other Assets:		
Cash and cash equivalents	1,131	798
Bonus rent receivable from UHS	960	1,025
Rent receivable—other	746	814
Deferred charges and other assets, net	1,085	916
Total Assets	$ 199,749	$ 194,139
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities:		
Line of credit borrowings	$ 16,800	$ 13,600
Mortgage note payable, non-recourse to us	3,717	3,849
Mortgage and construction loans payable of consolidated LLCs, non-recourse to us	16,100	8,888
Accrued interest	125	84
Accrued expenses and other liabilities	1,874	2,857
Tenant reserves, escrows, deposits and prepaid rents	741	595
Total Liabilities	39,357	29,873
Minority interest	87	69
Shareholders' Equity:		
Preferred shares of beneficial interest, $.01 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Common shares, $.01 par value; 95,000,000 shares authorized; issued and outstanding: 2007—11,841,938; 2006—11,791,950	118	118
Capital in excess of par value	188,638	187,524
Cumulative net income	327,065	304,874
Cumulative dividends	(355,516)	(328,319)
Total Shareholders' Equity	160,305	164,197
Total Liabilities and Shareholders' Equity	$ 199,749	$ 194,139

See the accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST

CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share amounts)

	Year ended December 31, 2007	2006	2005
Revenues (Note 1):			
Base rental—UHS facilities	$12,244	$12,448	$12,567
Base rental—Non-related parties	9,352	11,313	11,696
Bonus rental—UHS facilities	3,958	4,317	4,509
Tenant reimbursements and other—Non-related parties	2,293	3,336	3,415
Tenant reimbursements and other—UHS facilities	113	300	403
	27,960	31,714	32,590
Expenses:			
Depreciation and amortization	5,209	5,436	5,499
Advisory fees to UHS (Note 2)	1,425	1,424	1,420
Other operating expenses	4,482	6,149	6,335
Property write-down—hurricane damage—Chalmette	—	—	6,259
Property replacement recoverable from UHS—Chalmette	—	—	(6,259)
	11,116	13,009	13,254
Income before equity in income of unconsolidated limited liability companies ("LLCs"), replacement property recovered from UHS (Chalmette) and interest expense	16,844	18,705	19,336
Equity in income of unconsolidated LLCs (including recognition of gain on sale of real property of $264 during 2007, a previously deferred gain of $1,860 on our sale of our interest in an unconsolidated LLC during 2006 and a gain on sale of real property of $1,043 during 2005)	2,821	4,241	4,602
Replacement property recovered from UHS—Chalmette	1,748	13,958	—
Property damage recovered from UHS—Wellington	—	—	4,693
Interest expense	(1,749)	(2,476)	(3,500)
Income from continuing operations	19,664	34,428	25,131
Income from discontinued operations, net (including gain on sale of real property of $2,270 during 2007)	2,527	269	292
Net income	$22,191	$34,697	$25,423
Basic earnings per share:			
From continuing operations	$ 1.66	$ 2.92	$ 2.14
From discontinued operations	$ 0.21	$ 0.02	$ 0.02
Total basic earnings per share	$ 1.87	$ 2.94	$ 2.16
Diluted earnings per share:			
From continuing operations	$ 1.66	$ 2.90	$ 2.12
From discontinued operations	$ 0.21	$ 0.02	$ 0.03
Total diluted earnings per share	$ 1.87	$ 2.92	$ 2.15
Weighted average number of shares outstanding—Basic	11,818	11,784	11,764
Weighted average number of share equivalents	57	82	77
Weighted average number of shares and equivalents outstanding—Diluted	11,875	11,866	11,841

See the accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2007, 2006 and 2005
(amounts in thousands, except per share amounts)

	Common Shares		Capital in excess of par value	Cumulative net income	Cumulative dividends	Accumulated other comprehensive (loss)/income	Total
	Number of Shares	Amount					
January 1, 2005	11,756	$118	$186,275	$244,754	($ 276,100)	($ 994)	$154,053
Issuance of shares of beneficial interest	22	—	668	—	—	—	668
Dividends ($2.175/share)	—	—	—	—	(25,588)	—	(25,588)
Comprehensive income:							
Net income	—	—	—	25,423	—	—	25,423
Adjustment for settlement amounts reclassified into income	—	—	—	—	—	863	863
Unrealized derivative gains on cash flow hedges	—	—	—	—	—	31	31
Total—comprehensive income	—	—	—	25,423	—	894	26,317
December 31, 2005	11,778	118	186,943	270,177	(301,688)	(100)	155,450
Issuance of shares of beneficial interest	14	—	499	—	—	—	499
Dividends ($2.26/share)	—	—	—	—	(26,631)	—	(26,631)
Stock-based compensation expense	—	—	82		—		82
Comprehensive income:							
Net income	—	—	—	34,697	—	—	34,697
Adjustment for settlement amounts reclassified into income	—	—	—	—	—	62	62
Unrealized derivative losses on cash flow hedges	—	—	—	—	—	38	38
Total—comprehensive income	—	—	—	34,697	—	100	34,797
December 31, 2006	11,792	118	187,524	304,874	(328,319)	—	164,197
Shares of Beneficial Interest:							
Issued	57	—	1,213	—	—	—	1,213
Repurchased	(7)	—	(236)	—	—	—	(236)
Dividends ($2.30/share)	—	—	—	—	(27,197)	—	(27,197)
Stock-based compensation expense	—	—	137	—	—	—	137
Comprehensive income:							
Net income	—	—	—	22,191	—	—	22,191
Total—comprehensive income	—	—	—	22,191	—	—	22,191
December 31, 2007	11,842	$118	$188,638	$327,065	($ 355,516)	$ —	$160,305

See the accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 22,191	$ 34,697	$ 25,423
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,209	5,560	5,623
Gain on sale of property	(2,270)	—	—
Gains on sales of properties by limited liability companies ("LLCs")	(264)	—	(1,043)
Gain on sale of our interest in a LLC	—	(1,860)	—
Replacement property recovered from UHS—Wellington	—	—	(4,693)
Property write-down from hurricane damage—Chalmette	—	—	6,259
Property damage recoverable from UHS—Chalmette	—	—	(6,259)
Replacement property recovered from UHS—Chalmette	(1,748)	(13,958)	—
Net loss on ineffective cash flow hedge	—	—	254
Changes in assets and liabilities:			
Rent receivable	133	6	(568)
Accrued expenses and other liabilities	(779)	386	354
Tenant reserves, escrows, deposits and prepaid rents	146	134	(6)
Accrued interest	41	(196)	(60)
Other, net	116	(67)	19
Net cash provided by operating activities	22,775	24,702	25,303
Cash flows from investing activities:			
Investments in LLCs	(8,231)	(5,332)	(8,281)
Repayments of advances made to LLCs	10,003	1,949	9,631
Advances made to LLCs	(16,693)	(7,573)	(2,902)
Cash distributions in excess of income from LLCs	2,101	1,399	954
Proceeds received from sale of our interest in a LLC	—	3,102	—
Cash distributions from sales of properties by LLCs	1,108	—	2,851
Cash distributions of refinancing proceeds from LLCs	7,279	5,704	8,499
Cash received from sale of property	7,280	—	—
Other cash activities of LLCs	51	(359)	—
Additions to real estate investments	(7,234)	(1,294)	(2,391)
Proceeds received from sale of minority ownership interest in LLC	—	—	47
Net cash (used in)/provided by investing activities	(4,336)	(2,404)	8,408
Cash flows from financing activities:			
Net borrowings/(repayments) on line of credit	3,200	3,600	(10,000)
Financing costs paid	(527)	—	—
Repayments of mortgage notes payable of consolidated LLCs	(201)	(454)	(551)
Borrowings of construction loans payable of consolidated LLC	5,774	—	—
Repayments of mortgage notes payable	(132)	(123)	(111)
Dividends paid	(27,197)	(26,631)	(25,588)
Repurchase of shares of beneficial interest	(236)	—	—
Issuance of shares of beneficial interest	1,213	499	668
Dividend reinvestment receivable	—	(108)	—
Net cash used in financing activities	(18,106)	(23,217)	(35,582)
Increase (decrease) in cash and cash equivalents	333	(919)	(1,871)
Cash and cash equivalents, beginning of period	798	1,717	3,588
Cash and cash equivalents, end of period	$ 1,131	$ 798	$ 1,717
Supplemental disclosures of cash flow information:			
Interest paid	$ 1,795	$ 2,661	$ 3,104
Supplemental disclosures of non-cash transactions:			
Replacement property recovered from UHS—Chalmette	$ 1,748	$ 13,958	—
Property damage costs capitalized —UHS—Wellington	—	—	4,693
Increase (decrease) in net property due to recording of LLCs on consolidated/unconsolidated basis	1,674	(25,571)	—
Increase (decrease) in debt due to recording of LLCs on consolidated/unconsolidated basis	1,725	(12,234)	—

See accompanying notes to these consolidated financial statements.

UNIVERSAL HEALTH REALTY INCOME TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Universal Health Realty Income Trust and subsidiaries (the "Trust") is organized as a Maryland real estate investment trust. We invest in healthcare and human service related facilities including acute care hospitals, behavioral healthcare facilities, rehabilitation hospitals, sub-acute facilities, surgery centers, childcare centers and medical office buildings. As of December 31, 2007, we have forty-six real estate investments or commitments located in fourteen states consisting of:

- six hospital facilities including three acute care, one behavioral healthcare, one rehabilitation and one sub-acute;
- thirty-six medical office buildings (including three being constructed), and;
- four pre-school and childcare centers.

Since we have significant investments in six hospital facilities, which comprised 65%, 58% and 56% of net revenues in 2007, 2006 and 2005, respectively, we are subject to certain industry risk factors which directly impact the operating results of our lessees. In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. In addition, the healthcare industry has been characterized in recent years by increased competition and consolidation. Four of our six hospital facilities and all or a portion of seven medical office buildings are leased to subsidiaries of Universal Health Services, Inc. ("UHS") at December 31, 2007.

Management is unable to predict the effect, if any, that the industry factors discussed above will have on the operating results of our lessees or on their ability to meet their obligations under the terms of their leases with us. Management's estimate of future cash flows from our leased properties could be materially affected in the near term, if certain of the leases are not renewed at the end of their lease terms.

Revenue Recognition

Our revenues consist primarily of rentals received from tenants, which are comprised of minimum rent (base rentals), bonus rentals and reimbursements from tenants for their pro-rata share of expenses such as common area maintenance costs, real estate taxes and utilities.

The minimum rent for all hospital facilities is fixed over the initial term or renewal term of the respective leases. Rental income recorded by our consolidated and unconsolidated medical office buildings ("MOBs") relating to leases in excess of one year in length, is recognized using the straight-line method under which contractual rents are recognized evenly over the lease term regardless of when payments are due. The amount of rental revenue resulting from straight-line rent adjustments is dependent on many factors including the nature and amount of any rental concessions granted to new tenants, scheduled rent increases under existing leases, as well as the acquisitions and sales of properties that have existing in-place leases with terms in excess of one year. As a result, the straight-line adjustments to rental revenue may vary from period-to-period. Bonus rents are recognized when earned based upon increases in each facility's net revenue in excess of stipulated amounts. Bonus rentals are determined and paid each quarter based upon a computation that compares the respective facility's current quarter's net revenue to the corresponding quarter in the base year. Tenant reimbursements for operating expenses are accrued as revenue in the same period the related expenses are incurred.

Cash and Cash Equivalents

We consider all highly liquid investment instruments with original maturities of three months or less to be cash equivalents.

Real Estate Properties

We record acquired real estate at cost and use the straight-line method to calculate depreciation expense for buildings and improvements over their estimated useful lives of 25 to 45 years.

We follow the provisions of FASB Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Statement establishes a single accounting model for long-lived assets to be disposed of by sale. It requires companies to report separately discontinued operations, and extends that reporting for all periods presented to a component of an entity that either has been disposed of or is classified as held for sale. Additionally, SFAS No. 144 requires that assets and liabilities of components held for sale, if material, be disclosed separately in the balance sheet.

It is our policy to review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. Generally, the estimated fair value will be determined using valuation techniques such as the present value of expected future cash flows. In assessing the carrying value of our real estate investments for possible impairment, management reviews estimates of future cash flows expected from each of our facilities and evaluates the creditworthiness of our lessees based on their current operating performance and on current industry conditions.

Investments in Limited Liability Companies ("LLCs")

Our consolidated financial statements include the consolidated accounts of our controlled investments and those investments that meet the criteria of a variable interest entity where we are the primary beneficiary. In accordance with the American Institute of Certified Public Accountants' Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures" as amended by FASB Staff Position SOP 78-9-1 *"Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5"*, Emerging Issues Task Force Issue (EITF) 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" and EITF 04-5 *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"*, we account for our unconsolidated investments in LLCs which we do not control using the equity method of accounting. The third-party members in these investments have equal voting rights with regards to issues such as, but not limited to: (i) divestiture of property; (ii) annual budget approval, and; (iii) financing commitments. These investments, which represent 33% to 99% non-controlling ownership interests, are recorded initially at our cost and subsequently adjusted for our equity in the net income, cash contributions to, and distributions from, the investments. Pursuant to certain agreements, allocations of profits and losses of some of the LLC investments may be allocated disproportionately as compared to ownership interests after specified preferred return rate thresholds have been satisfied.

The FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*, as revised ("FIN 46R"), which addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. As a result of our related party relationship with UHS, and certain master lease, lease assurance or lease guarantee arrangements between UHS and various properties owned by three LLCs in which we own non-controlling ownership interests ranging from 95% to 99%, these three LLCs were considered to be variable interest entities. In addition, we were the primary beneficiary of these three LLC investments. Upon the adoption of FIN 46R on March 31, 2004, we began consolidating the results of operations of these three LLC investments in our consolidated financial statements.

As a result of the expiration of the master lease arrangements between subsidiaries of UHS and two of these three LLCs, during the fourth quarter of 2006, we began recording the financial results of two LLCs on an unconsolidated basis in our consolidated financial statements. Beginning with the fourth quarter of 2006, the revenues and expenses of these two LLCs are no longer included in our consolidated revenues and expenses; instead, our share of the net income generated from each of these two LLCs is included in our consolidated statements of income as "Equity in income of unconsolidated LLCs". There was no impact on our net income as a result of the change in accounting for these LLCs. Additionally, as a result of a master lease arrangement between a subsidiary of UHS and a LLC that owns a medical office building that is currently under construction, this LLC is included in our consolidated financial statements on a consolidated basis. Therefore, as of December 31, 2007, our consolidated balance sheet includes the assets, liabilities and third-party debt (that is non-recourse to us) incurred by the LLC in connection with this newly constructed building which is scheduled to be completed and opened during the second quarter of 2008.

The other LLCs in which we hold various non-controlling ownership interests are not variable interest entities and therefore are not subject to the consolidation requirements of FIN 46R.

Federal Income Taxes

No provision has been made for federal income tax purposes since we qualify as a real estate investment trust under Sections 856 to 860 of the Internal Revenue Code of 1986, and intend to continue to remain so qualified. As such, we are exempt from federal income taxes and we are required to distribute at least 90% of our real estate investment taxable income to our shareholders.

We are subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the amount by which 85% of our ordinary income plus 95% of any capital gain income for the calendar year exceeds cash distributions during the calendar year, as defined. No provision for excise tax has been reflected in the financial statements as no tax was due.

Earnings and profits, which determine the taxability of dividends to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the cost basis of assets and in the estimated useful lives used to compute depreciation and the recording of provision for impairment losses.

The aggregate gross cost basis and net book value of the properties for federal income tax purposes are approximately $161 million and $103 million, respectively, at December 31, 2007 and $170 million and $111 million respectively, at December 31, 2006.

Stock-Based Compensation

The 1997 Incentive Plan (the "1997 Plan") expired on June 22, 2007. Awards granted under the 1997 Plan on or before the termination date remain exercisable, in accordance with their respective terms, after the termination of the 1997 Plan. During the second quarter of 2007, our Board of Trustees approved and adopted the Universal Health Realty Income Trust 2007 Restricted Stock Plan (the "2007 Plan"). The 2007 Plan was also approved by our shareholders during the second quarter of 2007. A total of 75,000 shares have been authorized for issuance under the 2007 Plan and there have been no shares issued under the 2007 Plan at December 31, 2007. Additionally, during the second quarter of 2007, the Board of Trustees approved the termination of the Universal Health Realty Income Trust's Share Compensation Plan for outside Trustees.

Effective January 1, 2006, we adopted SFAS No. 123R, "Share-Based Payment" and related interpretations and began expensing the grant-date fair value of stock options. SFAS No. 123R requires companies to recognize the grant-date fair value of stock options and other equity-based compensation. SFAS 123R generally requires that a company account for these transactions using the fair-value based method and eliminates a company's ability to account for share-based compensation transactions using the intrinsic value method of accounting provided in Accounting Principles Board, ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," which was permitted under Statement No. 123, as originally issued. Prior to January 1, 2006, we accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, and related interpretations. Accordingly, no compensation expense was reflected in net income for stock option grants, as all options granted under the plan had an original exercise price equal to the market value of the underlying shares on the date of grant. The impact of adopting SFAS No. 123R for the years ended December 31, 2007 and 2006, reduced net income by approximately $137,000 and $82,000, respectively, recognized related to outstanding stock options and Dividend Equivalent Rights ("DERs") that were granted or have vestings after December 31, 2005. As of December 31, 2007, there was approximately $368,000 of unrecognized compensation costs related to unvested options and DERs which is expected to be recognized over the weighted average remaining vesting period of 2.8 years. During 2007, there were 24,000 options and DERs issued under the 1997 Plan with a weighted-average grant-date fair value of $14.70 per option. We will recognize compensation cost related to restricted share awards associated with the 2007 Plan over the respective vesting periods. However, as of December 31, 2007, there were no unvested restricted share awards outstanding.

We adopted SFAS No. 123R using the modified prospective transition method and; therefore, we have not restated prior periods. Under this transition method, compensation costs associated with stock options recognized in 2007 and 2006 includes amortization related to the remaining unvested portion of stock option and dividend equivalent rights awards granted prior to January 1, 2006, and include amortization expense related to new awards granted after January 1, 2006. We use the Black-Scholes model as our option pricing model for applying SFAS 123R.

The expense associated with share-based compensation arrangements is a non-cash charge. In the consolidated statements of cash flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities.

For stock options and DERs granted prior to the adoption of SFAS No. 123R, the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123R to our stock option and DER plans for 2005 is shown in the table below.

	Year Ended December 31, 2005
	(in thousands, except per share data)
Income from continuing operations	$25,131
Income from discontinued operations, net	292
Net income	$25,423
Income from continuing operations	$25,131
Add: total stock-based compensation expenses included in net income	227
Deduct: total stock-based employee compensation expenses determined under fair value based methods for all awards:	(236)
Pro forma net income from continuing operations	$25,122
Income from discontinued operations, net	292
Total pro forma net income	$25,414
Basic earnings per share, as reported:	
From continuing operations	$ 2.14
From discontinued operations	0.02
Total basic earnings per share, as reported	$ 2.16
Basic earnings per share, pro forma:	
From continuing operations	$ 2.14
From discontinued operations	0.02
Total basic earnings per share, pro forma	$ 2.16
Diluted earnings per share, as reported:	
From continuing operations	$ 2.12
From discontinued operations	0.03
Total diluted earnings per share, as reported	$ 2.15
Diluted earnings per share, pro forma:	
From continuing operations	$ 2.12
From discontinued operations	0.03
Diluted earnings per share	$ 2.15

Fair Value of Financial Instruments

From time to time, we may enter into interest rate swap agreements and the fair value of such interest rate swap agreements would be based on quoted market prices. The carrying amounts reported in the balance sheet for cash, receivables, and short-term borrowings approximate their fair values due to the short-term nature of these instruments. Accordingly, these items are excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity", an Amendment of SFAS 133, require that all derivative instruments be recorded on the balance sheet at their respective fair values. [At December 31, 2007, we had no outstanding swap agreements.]

On the date a derivative contract is entered into, we designate the derivative as either a hedge of a forecasted transaction or the variability of cash flows to be paid related to a recognized liability. For all hedging relationships we formally document the hedging relationship and our risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as cash-flow hedges to specific liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

We discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold or terminated, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, we continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings.

We manage our ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost-effective manner, from time to time, we enter into interest rate swap agreements, in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts.

Recent Accounting Pronouncements

Business Combinations: In December 2007, the FASB issued SFAS 141 (revised 2007) *"Business Combinations"* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not anticipate that the adoption of SFAS 141R will have a material impact on our results of operations or financial position.

Noncontrolling Interests in Consolidated Financial Statements: In December 2007, the FASB issued SFAS 160, *"Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51"*. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. We do not anticipate that the adoption of SFAS No. 160 will have a material impact on our results of operations or financial position.

Fair Value Option for Financial Assets and Financial Liabilities: In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," ("SFAS No. 159"). SFAS No. 159 permits a company to choose to measure many financial instruments and certain other items at fair value at specified election dates. Most of the provisions in SFAS No. 159 are elective; however, it applies to all companies with available-for-sale and trading securities. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the company does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument; (b) is irrevocable (unless a new election date occurs), and; (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of a company's first fiscal year beginning after November 15, 2007. We do not anticipate that the adoption of SFAS No. 159 will have a material impact on our results of operations or financial position.

Fair Value Measurements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions for SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except in limited circumstances including certain positions in financial instruments that trade in active markets as well as certain financial and hybrid financial instruments initially measured under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") using the transaction price method. In these circumstances, the transition adjustment is measured as the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS No. 157 is initially applied. In February, 2008, the FASB decided to issue final staff positions that will: (i) partially defer the effective date of SFAS No. 157 for one year for certain non-financial assets and non-financial liabilities, and; (ii) remove certain leasing transactions from the scope of SFAS No. 157. We do not anticipate that the adoption of SFAS No. 157 will have a material impact on our results of operations or financial position.

(2) RELATIONSHIP WITH UHS AND RELATED PARTY TRANSACTIONS

Leases: We commenced operations in 1986 by purchasing certain subsidiaries from UHS and immediately leasing the properties back to the respective subsidiaries. Most of the leases were entered into at the time we commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms, with base rents set forth in the leases effective for all but the last two renewal terms. In 1998, the lease for McAllen Medical Center was amended to provide that the last two renewal terms would also be fixed at the initial agreed upon base rental. This lease amendment was in connection with certain concessions granted by UHS with respect to the renewal of other leases. The base rents are paid monthly and each lease also provides for additional or bonus rents which are computed and paid on a quarterly basis based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with subsidiaries of UHS are unconditionally guaranteed by UHS and are cross-defaulted with one another.

The combined revenues generated from the leases on the UHS hospital facilities accounted for approximately 54% of our total revenue for the five years ended December 31, 2007 (approximately 57%, 51%, and 49% for the years ended December 31, 2007, 2006 and 2005, respectively). Including 100% of the revenues generated at the unconsolidated LLCs in which we have various non-controlling equity interests ranging from 33% to 99%, the leases on the UHS hospital facilities accounted for approximately 25% of the combined consolidated and unconsolidated revenue for the five years ended December 31, 2007 (approximately 24%, 24% and 25% for the years ended December 31, 2007, 2006 and 2005, respectively). In addition, seven MOBs (plus two additional MOBs currently under construction) owned by LLCs in which we hold various non-controlling equity interests, include tenants which are subsidiaries of UHS.

Pursuant to the Master Lease Document by and among us and certain subsidiaries of UHS, dated December 24, 1986 (the "Master Lease"), which governs the leases of all hospital properties with subsidiaries of UHS, UHS has the option to renew the leases at the lease terms described below by providing notice to us at least 90 days prior to the termination of the then current term. In addition, UHS has rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. UHS also has the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at the appraised fair market value. In addition, during 2006, as part of the overall exchange and substitution proposal relating to Chalmette Medical Center ("Chalmette"), as discussed below, as well as the early five year lease renewals on Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), Wellington Regional Medical Center ("Wellington"), McAllen Medical Center ("McAllen") and The Bridgeway ("Bridgeway"), we agreed to amend the Master Lease to include a change of control provision. The change of control provision grants UHS the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the four leased hospital properties at their appraised fair market value.

During the third quarter of 2005, Chalmette, a 138-bed acute care hospital located in Chalmette, Louisiana, was severely damaged and closed as a result of Hurricane Katrina. At that time, the majority of the real estate assets of Chalmette were leased from us by a subsidiary of UHS and, in accordance with the terms of the lease, and as part of an overall evaluation of the leases between subsidiaries of UHS and us, UHS offered substitution properties rather than exercise its right to rebuild the facility or offer cash for Chalmette. Independent appraisals were obtained by us and UHS which indicated that the pre-hurricane fair market value of the leased facility was $24.0 million.

During the third quarter of 2006, we completed the asset exchange and substitution pursuant to the Asset Exchange and Substitution Agreement ("Agreement") with UHS whereby we agreed to terminate the lease between us and Chalmette and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to UHS in exchange and substitution for newly constructed real property assets owned by UHS ("Capital Additions") at Wellington, Bridgeway and Inland Valley, in satisfaction of the obligations under the Chalmette lease. The Capital Additions consist of properties which were recently constructed on, or adjacent to, facilities already owned by us as well as a recently constructed Capital Addition at Inland Valley which was completed and opened during the third quarter of 2007. Pursuant to section 1033(a)(1) of the Internal Revenue Code of 1986, as amended (the "IRC"), we recognized no gain for federal income tax purposes based upon the transaction as agreed upon in the Agreement.

The total cost of the 44-bed Capital Addition at Inland Valley amounted to $11.7 million, which exceeded the $11.0 million threshold included in the Agreement. Pursuant to the terms of the Agreement, the $760,000 of cost in excess of the $11.0 million threshold has been paid to UHS in cash and UHS will pay incremental rent on the $760,000 excess cost at a rate of 6.75%.

The table below details the renewal options and terms for each of the four UHS hospital facilities:

Hospital Name	Type of Facility	Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	Acute Care	$5,485,000	December, 2011	20(a)
Wellington Regional Medical Center	Acute Care	$3,030,000	December, 2011	20(b)
Southwest Healthcare System, Inland Valley Campus	Acute Care	$2,648,000(d)	December, 2011	20(b)
The Bridgeway	Behavioral Health	$ 930,000	December, 2014	10(c)

(a) UHS has four 5-year renewal options at existing lease rates (through 2031).
(b) UHS has two 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).
(c) UHS has two 5-year renewal options at fair market value lease rates (2015 through 2024).
(d) Includes incremental rent on the $760,000 of Capital Addition cost in excess of $11.0 million.

The properties included in the Asset Exchange and Substitution Agreement consist of the following, based upon fair value amounts (in thousands):

Wellington—Bed Tower	$ 8,926
Bridgeway—28 bed addition	4,072
Inland Valley—44 bed expansion	11,728
Total fair value of exchanged and substituted assets, including $760,000 excess repaid to UHS	$24,726

During 2005, 2004 and 2003, the total rent earned by us under the Chalmette lease was approximately $1.6 million to $1.7 million annually (including $960,000 of base rental and approximately $700,000 of bonus rental). The total rent payable to us on the Capital Additions included in the substitution package (including the estimated base rent on the Inland Valley Capital Addition in excess of $11.0 million) is expected to approximate the total rent earned by us under the Chalmette lease.

Also during the second quarter of 2006, as part of the overall asset exchange and substitution arrangement with UHS, UHS agreed to early renewals of the leases between us and each of Inland Valley, Wellington and McAllen which were scheduled to mature on December 31, 2006, and Bridgeway, which was scheduled to mature on December 31, 2009. These leases were renewed on the same economic terms as the current leases.

Included in our consolidated statement of income during 2005 was a property write-down charge of $6.3 million representing the book value of the Chalmette property damaged by the hurricane. Included in our 2005 net income was an equal amount representing the property damage recoverable from UHS. Prior to the completion of the asset exchange and substitution, Chalmette had a combined asset value of $8.3 million on our consolidated balance sheet consisting of $2.0 million of land held for exchange and $6.3 million of property damage receivable from UHS. Included in our net income during 2007 and 2006 are gains of $1.7 million and $14.0 million, respectively, representing the total property transferred to us from UHS as of December 31, 2007 in excess of the $8.3 million book value of Chalmette.

During 2007, we committed to invest up to $6.4 million in debt or equity, in exchange for a 95% non-controlling equity interest in a limited liability company that will develop, construct, own and operate the Summerlin Medical Office Building III, located in Las Vegas, Nevada, on the campus of a UHS hospital. This building, tenants of which include subsidiaries of UHS, is scheduled to be completed and opened during the fourth quarter of 2008.

During 2006, we committed to invest up to $6.6 million ($250,000 in equity, $250,000 of which has been funded as of December 31, 2007 and $6.3 million in debt financing or equity, of which $183,000 has been funded as of December 31, 2007) in exchange for a 95% non-controlling equity interest in a limited liability company that developed, constructed, owns and operates the Centennial Hills Medical Office Building I, located in Las Vegas, Nevada, on the campus of a UHS hospital. The LLC has a $15.7 million construction loan commitment from a third-party, which is non-recourse to us. This building, tenants of which include subsidiaries of UHS, was completed and opened during the fourth quarter of 2007.

Additionally, during 2006, we committed to invest up to $4.3 million in equity, of which $143,000 has been funded as of December 31, 2007, in exchange for a 95% non-controlling equity interest in a limited liability company that will develop, construct, own and operate the Palmdale Medical Plaza, located in Palmdale, California, on the campus of a UHS hospital currently under construction. This MOB will be 75% master leased by UHS of Palmdale, Inc., a subsidiary of UHS, on a triple net basis. The master lease for each suite will be cancelled at such time that the suite is leased for a minimum term of five years, to another tenant acceptable to the LLC and UHS of Palmdale. Based upon the executed leases and letter of intent commitments in place as of December 31, 2007, the master lease threshold of 75% was not expected to be met by the completion and opening of the building. The LLC has a $9.9 million construction loan commitment from a third-party, which is non-recourse to us. At December 31, 2007, $7.4 million of third-party debt has been borrowed against this $9.9 million construction loan commitment. This building, tenants of which include subsidiaries of UHS, is scheduled to be completed and opened during the second quarter of 2008. This LLC, which is deemed to be a variable interest entity, is consolidated in our financial statements as of December 31, 2007.

During 2005, we committed to invest up to $12.3 million in debt and/or equity, of which $10.2 million has been funded ($219,000 was repaid during 2007) as of December 31, 2007, in exchange for a 95% non-controlling interest in a limited liability company that developed, constructed, owns and operates the Spring Valley Medical Office Building II, a second MOB on the campus of a UHS hospital located in Las Vegas, Nevada. This MOB was completed and opened during the second quarter of 2007.

During the third quarter of 2004, Wellington, our 121-bed acute care facility located in West Palm Beach, Florida, sustained storm damage caused by a hurricane. This facility is leased by a wholly-owned subsidiary of UHS and pursuant to the terms of the lease, UHS is responsible for maintaining replacement cost property insurance for the facility, a substantial portion of which is insured by a commercial carrier. The facility did not experience significant business interruption. During the year ended December 31, 2005, UHS incurred $4.7 million in replacement costs (in addition to $1.9 million incurred during 2004) and since these additional costs were recovered from UHS, $4.7 million has been included in net income during the year ended December 31, 2005. The repairs to the facility were completed as of December 31, 2005. UHS spent a total of approximately $6.6 million to replace the damaged property at this facility.

UHS Legal Proceedings: We have been advised by UHS that UHS, together with its South Texas Health System affiliates, which operate McAllen Medical Center, were served with a subpoena dated November 21, 2005, issued by the Office of Inspector General of the Department of Health and Human Services ("OIG"). At that time, the Civil Division of the U.S. Attorney's office in Houston, Texas indicated that the subpoena was part of an investigation under the False Claims Act regarding compliance with Medicare and Medicaid rules and regulations pertaining to the employment of physicians and the solicitation of patient referrals from physicians from January 1, 1999 to the date of the subpoena, related to the South Texas Health System. UHS has advised us that since January of 2006, documents were produced on a rolling basis pursuant to this subpoena and several additional requests, including an additional March 9, 2007 subpoena. On February 16, 2007, UHS's South Texas Health System affiliates were served with a search warrant in connection with what UHS has been advised is a related criminal Grand Jury investigation concerning the production of documents. At that time, the government obtained various documents and other property related to the facilities. Follow-up Grand Jury subpoenas for documents and witnesses and other requests for information were subsequently served on South Texas Health System facilities and certain UHS employees and former employees.

UHS's legal representatives continue to meet with representatives of the civil and criminal divisions of the United States Attorney's Office for the Southern District of Texas to discuss the status of these matters. UHS's representatives have been advised that the government is continuing its investigations. UHS understands that, based on those discussions and its investigations to date, the government is focused on certain arrangements entered into by the South Texas Health System affiliates which, the government believes, may have violated Medicare and Medicaid rules and regulations pertaining to payments to physicians and the solicitation of patient referrals from physicians and other matters relating to payments to various individuals which may have constituted improper or illegal payments. UHS understands that the government is also focusing its investigation to determine whether the South Texas Health System affiliates and certain individuals illegally failed to fully comply with the original OIG subpoena. UHS is investigating these matters, cooperating with the investigations and responding to the matters raised with them. UHS continues to produce documents on a rolling basis to the government based on its requests pursuant to its investigations. UHS expects to continue their discussions with the government to attempt to resolve these matters in a manner satisfactory to UHS and the government. There is no assurance that UHS will be able to do so, and, at this time, UHS is unable to evaluate the extent of any potential financial or other exposure in connection with these matters which are related to the subject of the government's investigations.

UHS has advised us that it monitors all aspects of its business and that it has developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including UHS's. Although UHS believes its policies, procedures and practices comply with governmental regulations, no assurance can be given that UHS will not be subjected to further inquiries or actions, or that UHS will not be faced with sanctions, fines or penalties in connection with the investigation of their South Texas Health System affiliates. Even if UHS were to ultimately prevail, the government's inquiry and/or action in connection with this matter could have a material adverse effect on UHS's future operating results and on the future operating results of McAllen Medical Center. While the base rentals are guaranteed by UHS through the end of the existing lease term, should this matter adversely impact the future revenues and/or operating results of McAllen Medical Center, the future bonus rental earned by us on this facility may be materially, adversely impacted. Bonus rental revenue earned by us from McAllen Medical Center amounted to $1.7 million during 2007 and $1.9 million during 2006. We can provide no assurance that this matter will not have a material adverse impact on underlying value of McAllen Medical Center or on the future base rental earned on this facility should the existing lease not be renewed pursuant to its current lease rates after its December, 2011 scheduled expiration of the existing lease term.

Advisory Agreement: UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, serves as Advisor to us under an Advisory Agreement (the "Advisory Agreement") dated December 24, 1986. Under the Advisory Agreement, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal, tax and other services, for which the Advisor is reimbursed directly by us. The Advisory Agreement expires on December 31 of each year; however, it is renewable by us, subject to a determination by the Trustees who are unaffiliated with UHS (the "Independent Trustees"), that the Advisor's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by us or the Advisor. The Advisory Agreement has been renewed for 2008. All transactions between us and UHS must be approved by the Independent Trustees.

The Advisory Agreement provides that the Advisor is entitled to receive an annual advisory fee equal to 0.60% of our average invested real estate assets, as derived from our consolidated balance sheet. The advisory fee is payable quarterly, subject to adjustment at year-end based upon our audited financial statements. In addition, the Advisor is entitled to an annual incentive fee equal to 20% of the amount by which cash available for distribution to shareholders for each year, as defined in the Advisory Agreement, exceeds 15% of our equity as shown on our consolidated balance sheet, determined in accordance with generally accepted accounting principles without reduction for return of capital dividends. The Advisory Agreement defines cash available for distribution to shareholders as net cash flow from operations less deductions for, among other things, amounts required to discharge our debt and liabilities and reserves for replacement and capital improvements to our properties and investments. Advisory fees incurred and paid (or payable) to UHS amounted to $1.4 million for each of 2007, 2006 and 2005. No incentive fees were paid during 2007, 2006 or 2005.

Officers and Employees: Our officers are all employees of UHS and although as of December 31, 2007 we had no salaried employees, our officers do receive stock-based compensation from time-to-time.

Share Ownership: As of December 31, 2007, UHS owned 6.7% of our outstanding shares of beneficial interest.

(3) ACQUISITIONS AND DISPOSITIONS

2008:

Acquisitions:

In February, 2008, we purchased Kindred Hospital; Corpus Christi, an unaffiliated 74-bed long-term acute care hospital located in Corpus Christi, Texas for a total purchase price of $8.1 million. We paid $4.7 million in cash and assumed $3.4 million of third-party mortgage debt that is non-recourse to us. The lease payments on this facility are unconditionally guaranteed by Kindred Healthcare, Inc. until its scheduled expiration in June, 2019.

Dispositions:

None.

2007:

Acquisitions:

None.

Dispositions:

We received $8.4 million in connection with the following divestitures:

- During the first quarter of 2007, we received $7.3 million for the sale of the Fresno-Herndon Medical Plaza, a medical office building located in Fresno, California. The financial results of this property are reflected as discontinued operations on our condensed consolidated statements of income for 2007, 2006 and 2005. This transaction resulted in a gain of $2.3 million which is included in "Income from discontinued operations, net" during 2007, and;
- During the second quarter of 2007, we received $1.1 million for the sale of real property by RioMed Investments, a LLC in which we had an 80% non-controlling equity interest, which sold the Rio Rancho Medical Center, located in Gilbert, Arizona. This transaction resulted in a $264,000 gain which is included in "Equity in income of unconsolidated LLCs" during 2007.

2006:

Acquisitions:

None.

Dispositions:

None.

2005:

Acquisitions:

None.

Dispositions:

During the fourth quarter of 2005, we sold our non-controlling equity interest in West Highland Holdings, a LLC which owned the St. Jude Heritage Health Complex, located in California, in exchange for a $3.1 million note receivable which was collateralized by the entire ownership interest of the LLC. This transaction resulted in a deferred gain of $1.9 million which was recognized as income during 2006 when the cash proceeds to repay the note receivable were received by us.

During the first quarter of 2005, Bayway Properties, a LLC in which we owned a 73% non-controlling ownership interest, sold the real estate assets of the East Mesa Medical Center, which is located in Mesa, Arizona. Our share of the net sale proceeds resulting from this transaction was $2.9 million. The transaction resulted in a gain of approximately $1.0 million which is included in our results of operations for 2005.

(4) LEASES

All of our leases are classified as operating leases with initial terms ranging from 3 to 20 years with up to four additional, five-year renewal options. Under the terms of the leases, we earn fixed monthly base rents and pursuant to the leases with subsidiaries of UHS, we may earn periodic bonus rents (see Note 1). The bonus rents from the subsidiaries of UHS, which are based upon each facility's net revenue in excess of base amounts, are computed and paid on a quarterly basis based upon a computation that compares current quarter revenue to the corresponding quarter in the base year.

Minimum future base rents from non-cancelable leases, excluding increases resulting from changes in the consumer price index and bonus rents, are as follows (amounts in thousands):

2008	$21,569
2009	20,588
2010	18,141
2011	15,619
2012	2,406
Thereafter	2,921
Total minimum base rents	$81,244

Under the terms of the hospital leases, the lessees are required to pay all operating costs of the properties including property insurance and real estate taxes. Tenants of the medical office buildings generally are required to pay their pro-rata share of the property's operating costs.

(5) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We use variable-rate debt to finance a portion of our operations and investments. These variable-rate debt obligations expose us to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of our interest payments. To meet this objective, from time to time, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, we receive variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. At December 31, 2007, we had no outstanding swap agreements.

Changes in the fair value of an interest rate swap designated as a hedging instrument that effectively offsets the variability of cash flows associated with variable-rate debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense in the same period in which the underlying hedged item affects earnings. During 2007, we had no hedging activity. For the years ended December 31, 2006 and 2005, we recorded additional interest expense of $62,000 and $431,000, respectively, as a result of our hedging activity.

During 2005, based on revised borrowing forecasts, one of our interest rate swap agreements was deemed to be ineffective. In connection with this ineffective interest rate swap agreement, we recorded a net loss of $252,000 which was included in interest expense during 2005 and consisted of the following: (i) a loss of $515,000 representing the amount recorded in accumulated other comprehensive income ("AOCI") as of January 1, 2005, and; (ii) a gain of $263,000 to recognize the change in fair value of this derivative during 2005. This swap was terminated during 2005 and a termination fee of $319,000 was paid.

(6) DEBT

In January 2007, we entered into a new unsecured $100 million revolving credit agreement (the "Agreement") which expires on January 19, 2012. We have a one time option, which can be exercised at any time, subject to bank approval, to increase the amount by $50 million for a total commitment of $150 million. The Agreement provides for interest at our option, at the Eurodollar rate plus .75% to 1.125%, or the prime rate plus zero to .125%. A fee of .15% to .225% is paid on the unused portion of the commitment. The margins over the Eurodollar, prime rate and commitment fee are based upon our debt to total capital ratio as defined by the Agreement. As of December 31, 2007, the applicable margin over the Eurodollar rate was .75%, the margin over the prime rate was zero, and the commitment fee was .15%.

At December 31, 2007, we had $16.8 million of outstanding borrowings and $25.2 million of letters of credit outstanding under our revolving credit agreement. We had $58.0 million of available borrowing capacity, net of the outstanding borrowings and letters of credit outstanding as of December 31, 2007. There are no compensating balance requirements. The Agreement contains a provision whereby the commitments will be reduced by 50% of the proceeds generated from any new equity offering. The average amounts outstanding under our revolving credit agreement were $11.3 million in 2007, $11.9 million in 2006, and $12.0 million in 2005 with corresponding effective interest rates, including commitment fees and interest rate swap expense, of 7.1% in 2007, 7.9% in 2006, and 9.0% in 2005. The carrying value of the amounts borrowed approximates fair market value.

Covenants relating to the Agreement require the maintenance of a minimum tangible net worth and specified financial ratios, limit our ability to incur additional debt, limit the aggregate amount of mortgage receivables and limit our ability to increase dividends in excess of 95% of cash available for distribution, unless additional distributions are required to comply with the applicable section of the Internal Revenue Code and related regulations governing real estate investment trusts. We are in compliance with all of the covenants at December 31, 2007.

We have two mortgages and one construction loan, which are non-recourse to us, included on our consolidated balance sheet as of December 31, 2007, with a combined outstanding balance of $19.8 million. Both mortgages carry an interest rate of 8.3% and both have maturity dates in 2010. The construction loan carries an interest rate as of December 31, 2007 of LIBOR plus 2.60% or 7.2% and has a maturity date in 2008. The mortgages are secured by the buildings as well as property leases and rents. These two mortgages plus the construction loan have a combined fair value of approximately $20.6 million as of December 31, 2007.

The following table summarizes our outstanding mortgages and construction loan at December 31, 2007 (amounts in thousands):

Facility Name / Secured by	Outstanding Balance (in thousands)	Interest Rate	Maturity Date
Medical Center of Western Connecticut	$ 3,717	8.3%	2010
Palmdale Medical Plaza	7,413	7.2%	2008
Summerlin Hospital MOB II	8,687	8.3%	2010
Total	$19,817		

As of December 31, 2007, our aggregate consolidated scheduled debt repayments (including mortgages and construction loan) are as follows (amounts in thousands):

2008	$ 7,774
2009	393
2010	11,650
2011	—
2012(a)	16,800
Later	—
Total	$36,617

(a) Consists of borrowings outstanding under the terms of our new $100 million revolving credit agreement entered into in January, 2007.

(7) DIVIDENDS

Dividends of $2.30 per share were declared and paid in 2007, of which $1.646 per share was ordinary income, $0.2446 per share was a capital gain distribution and $0.4094 per share was a return of capital distribution. Dividends of $2.260 per share were declared and paid in 2006, of which $1.831 per share was ordinary income, $0.160 per share was a capital gain distribution and $0.269 per share was a return of capital distribution. Dividends of $2.175 per share were declared and paid in 2005, of which $1.754 per share was ordinary income, $0.093 per share was a capital gain distribution and $0.328 per share was a return of capital distribution.

(8) INCENTIVE PLANS

As discussed in Note 1, effective January 1, 2006, we adopted SFAS No. 123R and related interpretations and began expensing the grant-date fair value of stock options. Prior to January 1, 2006, we accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense was reflected in net income for stock option grants, as all options granted under the plan had an original exercise price equal to the market value of the underlying shares on the date of grant. As a result of adopting SFAS No. 123R, during 2007 and 2006 we recognized compensation cost in our financial statements on the unvested portion of existing options that were granted prior to the effective date and the cost of stock options granted after the effective date based on the fair value of the stock options at grant date.

During 1997, our Board of Trustees approved the Universal Health Realty Income Trust 1997 Incentive Plan ("The Plan"), a stock option and dividend equivalents rights plan for employees of the Trust, including officers and trustees; this plan expired on June 22, 2007. Awards granted under this Plan on or before the termination date remain exercisable, in accordance with their respective terms, after the termination of The Plan. A combined total of 400,000 shares and dividend equivalent rights had been reserved for issuance under The Plan. From inception through the expiration of the plan during the second quarter of 2007, there have been 161,000 stock options with dividend equivalent rights granted to eligible individuals, including officers and trustees. All stock options were granted with an exercise price equal to the fair market value on the date of the grant. The options granted vest ratably at 25% per year beginning one year after the date of grant, and expire in ten years. Dividend equivalent rights effectively reduce the exercise price of the 1997 Incentive Plan options by an amount equal to the cash or stock dividends distributed subsequent to the date of grant. We recorded expenses relating to the dividend equivalent rights of $112,000 in 2007, $195,000 in 2006 and $227,000 in 2005. During 2007, there were 24,000 options and DERs issued under the 1997 Incentive Plan with a weighted-average grant-date fair value of $14.70 per option. As of December 31, 2007, there were 51,000 options exercisable under The Plan with an average exercise price of $22.17 per share (average exercise price, adjusted to give effect to the dividend equivalent rights is $8.89 per share).

During the second quarter of 2007, our Board of Trustees approved and adopted the Universal Health Realty Income Trust 2007 Restricted Stock Plan (the "2007 Plan"). The 2007 Plan was approved by our shareholders during the second quarter of 2007. A total of 75,000 shares have been authorized for issuance under the 2007 Plan and there have been no shares issued under the 2007 Plan at December 31, 2007. Additionally, during the second quarter of 2007, the Board of Trustees approved the termination of the Universal Health Realty Income Trust's Share Compensation Plan for outside Trustees. There were no shares issued or outstanding under the terms of this plan.

Compensation cost related to stock options is recognized using the straight-line method over the stated vesting period of the award. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year Ended December 31,	2007	2006	2005
Volatility	18%	17%	18% - 19%
Interest rate	4%	4%	4%
Expected life (years)	9.5	9.2	9.2
Forfeiture rate	2%	2%	3%
Dividend yield(a.)	0%	0%	6.5%

(a.) Fair value calculated at 0% expected dividend yield to provide for effect of DERs.

Stock options to purchase shares of beneficial interest have been granted to eligible individuals, including our officers and trustees, under various plans. Information with respect to these options, before adjustment to the option price to give effect to the dividend equivalent rights, is summarized as follows:

Outstanding Options	Number of Shares	Exercise Weighted-Average Price	Grant Price Range (High-Low)
Balance, January 1, 2005	100,500	$ 19.67	$ 34.07/$14.75
Granted	14,000	$ 34.55	$ 34.90/$30.06
Exercised	(4,500)	$ 20.13	$ 34.07/$14.75
Cancelled	(1,000)	$ 32.47	$ 34.07/$27.65
Balance, January 1, 2006	109,000	$ 21.45	$ 34.90/$14.75
Balance, January 1, 2007	109,000	$ 21.45	$ 34.90/$14.75
Granted	24,000	$ 36.53	$ 36.53/$36.53
Exercised	(50,000)	$18.625	$18.625/$18.625
Balance, December 31, 2007	83,000	$ 27.51	$ 36.53/$14.75

The total in-the-money value of all stock options exercised during the years ended December 31, 2007 and 2005 was $836,000 and $59,000, respectively. There were no options granted, exercised or cancelled during 2006.

The following table provides information about unvested options as of December 31, 2007:

	Shares	Weighted Average Grant Date Fair Value
Unvested options as of January 1, 2007	14,250	$12.80
Granted	24,000	$14.70
Vested	(6,250)	$12.00
Cancelled	—	$ —
Unvested options as of December 31, 2007	32,000	$14.38

The following table provides information about options outstanding and exercisable options at December 31, 2007:

	Options Outstanding	Options Exercisable	Expected to Vest
Number	83,000	51,000	31,520
Weighted average exercise price	$ 27.51	$ 22.17	$ 36.02
Aggregate intrinsic value	$684,000	$677,000	$22,000
Weighted average remaining contractual life	5.7	3.8	6.9

The weighted average remaining contractual life and weighted average exercise price for options outstanding and the weighted average exercise prices per share for exercisable and expected to vest options at December 31, 2007 were as follows:

	Options Outstanding			Exercisable Options		Expected to Vest Options (a.)	
Exercise Price	**Shares**	**Weighted Average Exercise Price Per Share**	**Weighted Average Remaining Contractual Life (in Years)**	**Shares**	**Weighted Average Exercise Price Per Share**	**Shares**	**Weighted Average Exercise Price Per Share**
$14.75 -$14.75	24,000	$14.75	2.2	24,000	$14.75	N/A	N/A
$18.625 -$19.625	2,500	19.63	.9	2,500	19.63	N/A	N/A
$21.4375 -$26.25	7,500	24.62	3.5	7,500	24.62	N/A	N/A
$27.65 -$29.44	7,000	28.42	5.2	7,000	28.42	N/A	N/A
$30.06 -$34.90	18,000	34.45	7.5	10,000	34.41	7,880	34.49
$36.53 -$36.53	24,000	36.53	9.2	—	—	23,640	36.53
Total	83,000	$27.51	5.7	51,000	$22.17	31,520	$36.02

(a.) Assumes a weighted average forfeiture rate of 1.5%

(9) SUMMARIZED FINANCIAL INFORMATION OF EQUITY AFFILIATES

Since January 1, 1995 through December 31, 2007, we have invested $69.2 million of cash (including advances to various LLCs) in LLCs in which we own various non-controlling equity interests ranging from 33% to 99% (consolidated and unconsolidated), before reductions for cash distributions received from the LLCs. As of December 31, 2007, short-term unsecured advances aggregated $14.3 million due from four LLCs. Including the cumulative adjustments for our share of equity in the net income of the LLCs and cash contributions to and distributions from these investments, our net investment in LLCs was $52.1 million, (excluding consolidated investments), as reflected on our consolidated balance sheet as of December 31, 2007.

As of December 31, 2007, we had investments or commitments to invest in twenty-seven LLCs, twenty-five of which are accounted for by the equity method and two that are consolidated into the results of operations. The following tables represent summarized financial and other information related to the twenty-five LLCs which were accounted for under the equity method as of December 31, 2007:

Name of LLC	Ownership	Property Owned by LLC
DSMB Properties	76%	Desert Samaritan Hospital MOBs
DVMC Properties(a.)	90%	Desert Valley Medical Center
Suburban Properties	33%	Suburban Medical Plaza II
Litchvan Investments	89%	Papago Medical Park
Paseo Medical Properties II	75%	Thunderbird Paseo Medical Plaza I & II
Willetta Medical Properties(a.)	90%	Edwards Medical Plaza
Santa Fe Scottsdale(a.)	90%	Santa Fe Professional Plaza
575 Hardy Investors(a.)	90%	Centinela Medical Building Complex
Brunswick Associates	74%	Mid Coast Hospital MOB
Deerval Properties	90%	Deer Valley Medical Office II
PCH Medical Properties	85%	Rosenberg Children's Medical Plaza
Gold Shadow Properties(b.)	98%	700 Shadow Lane & Goldring MOBs
Arlington Medical Properties(c.)	75%	Saint Mary's Professional Office Building
ApaMed Properties	85%	Apache Junction Medical Plaza
Spring Valley Medical Properties(b.)	95%	Spring Valley Medical Office Building
Sierra Medical Properties(d.)	95%	Sierra San Antonio Medical Plaza
Spring Valley Medical Properties II(b.)(e.)	95%	Spring Valley Hospital Medical Office Building II
PCH Southern Properties(f.)	95%	Phoenix Children's East Valley Care Center
Centennial Medical Properties(b.)(g.)	95%	Centennial Hills Medical Office Building I
Canyon Healthcare Properties(h.)	95%	Canyon Springs Medical Plaza
653 Town Center Drive(b.)(i.)	95%	Summerlin Hospital Medical Office Building
DesMed(b.)(i.)	99%	Desert Springs Medical Plaza
Deerval Properties II(j.)	95%	Deer Valley Medical Office Building III
Cobre Properties(k.)	95%	Cobre Valley Medical Plaza
Banburry Medical Properties(b.)(l.)	95%	Summerlin Hospital Medical Office Building III

(a.) The membership interests of this entity are held by a master LLC in which we hold a 90% non-controlling ownership interest.

(b.) Tenants of these medical office buildings include subsidiaries of UHS.

(c.) We have committed to invest a total of $8.0 million in equity, of which $5.2 million has been funded as of December 31, 2007, in exchange for a 75% non-controlling interest in a LLC that owns the Saint Mary's Professional Office Building located in Reno, Nevada. As of December 31, 2007, the LLC has an outstanding mortgage loan balance of $27.9 million from a third party, which is non-recourse to us. This medical office building opened in March of 2005.

(d.) We have committed to invest a total of up to $3.5 million in equity in exchange for a 95% non-controlling interest in a LLC that owns the Sierra San Antonio Medical Plaza located in Fontana, California. As of December 31, 2007, we have invested $2.7 million in equity and $485,000 in debt financing (which was repaid during the first quarter of 2007) in connection with this project. The LLC has a $7.5 million construction loan from a third party, which is non-recourse to us. This medical office building opened during the first quarter of 2006.

(e.) We have committed to invest a total of up to $12.3 million in debt and/or equity financing (of which $10.2 million has been funded as of December 31, 2007 of which $219,000 was repaid during 2007), in exchange for a 95% non-controlling interest in a LLC that owns and operates the Spring Valley Hospital Medical Office Building II, located in Las Vegas, Nevada on the campus of a UHS facility. This building was completed and opened during the second quarter of 2007.

(f.) We have committed to invest a total of up to $3.5 million in equity, of which $2.0 million has been funded as of December 31, 2007, in exchange for a 95% non-controlling interest in a LLC that owns the Phoenix Children's East Valley Care Center, a single tenant medical office building, located in Gilbert, Arizona. The LLC has a $7.3 million outstanding mortgage loan balance from a third-party, which is non-recourse to us. This building was completed and opened during the fourth quarter of 2007.

(g.) We have committed to invest up to $6.6 million ($250,000 in equity all of which has been funded as of December 31, 2007, and $6.3 million in equity or debt financing, $183,000 of which has been funded as equity as of December 31, 2007) in exchange for a 95% non-controlling interest in a LLC that owns the Centennial Hills Medical Office Building I, located in Las Vegas, Nevada on the campus of a UHS hospital. The LLC has a $15.7 million construction loan commitment from a third-party, which is non-recourse to us, of which $12.8 million has been drawn as of December 31, 2007. This building was completed and opened during the fourth quarter of 2007.

(h.) We have committed to invest up to $6.0 million ($5.5 million in equity of which $4.0 million has been funded as of December 31, 2007, and $500,000 in either equity and/or debt financing, none of which has been funded as of December 31, 2007) in exchange for a 95% non-controlling interest in a LLC that owns the Canyon Springs Medical Plaza in Gilbert, Arizona. The LLC has an outstanding mortgage loan balance of $17.5 million from a third-party, which is non-recourse to us. This building was completed and opened during the fourth quarter of 2007.

(i.) We began recording these LLCs on an unconsolidated basis during the fourth quarter of 2006.

(j.) We have committed to invest up to $6.8 million ($250,000 in equity, none of which has been funded as of December 31, 2007, and $6.6 million in either equity and/or debt financing, none of which has been funded as of December 31, 2007) in exchange for a 95% non-controlling interest in a LLC that will develop, construct, own and operate the Deer Valley Medical Office Building III in Phoenix, Arizona. The LLC has a $13.6 million construction loan commitment with a third-party, which is non-recourse to us, under which $738,000 has been drawn as of December 31, 2007. This project is scheduled to be completed and opened during the third quarter of 2008.

(k.) We have invested $765,000 in exchange for a 95% non-controlling interest in a LLC that owns the Cobre Valley Medical Plaza, located in Gilbert, Arizona. The LLC has a $2.6 million mortgage loan balance from a third party, which is non-recourse to us.

(l.) We have committed to invest up to $6.2 million in debt and/or equity, none of which has been funded as of December 31, 2007, and $250,000 of equity, none of which has been funded as of December 31, 2007, in exchange for a 95% non-controlling interest in a LLC that will develop, construct, own and operate the Summerlin Medical Office Building III, located in Las Vegas, Nevada. This project is scheduled to be completed and opened during the third quarter of 2008.

Below are the combined statements of income for the LLCs accounted for under the equity method:

	For the Year Ended December 31,		
	2007	2006	2005
	(amounts in thousands)		
Revenues	$40,040	$34,524	$31,689
Operating expenses	17,987	14,853	13,993
Depreciation and amortization	7,189	5,603	4,846
Interest, net	12,100	10,631	9,671
Net income before gain	2,764	3,437	3,179
Gains on sales	339	—	1,693
Net income	$ 3,103	$ 3,437	$ 4,872
Our share of net income before gains on divestitures	$ 2,557	$ 2,381	$ 3,559
Our share of gains on divestitures(a.)	264	1,860	1,043
Our share of net income	$ 2,821	$ 4,241	$ 4,602

(a.) During the second quarter of 2007, we received $1.1 million for the sale of real property by RioMed Investments, a LLC in which we had an 80% non-controlling equity interest, which sold the Rio Rancho Medical Center, located in Gilbert, Arizona. This transaction resulted in a $264,000 gain during 2007.

During the fourth quarter of 2005, we sold our non-controlling equity interest in West Highland Holdings, a LLC which owned the St. Jude Heritage Health Complex, located in California, in exchange for a $3.1 million note receivable which was collateralized by the entire ownership interest of the LLC. This transaction resulted in a deferred gain of $1.9 million which we recognized as income during 2006 when the cash proceeds to repay the note receivable were received by us.

During the first quarter of 2005, Bayway properties, a LLC in which we owned a 73% non-controlling ownership interest, sold the real estate assets of the East Mesa Medical Center, located in Mesa, Arizona. Our share of the net sale proceeds resulting from this transaction was $2.9 million. The transaction resulted in a gain of approximately $1.0 million, which is included in our results of operations for 2005.

Included in the 2006 information presented above was the combined income statement information for two above-mentioned LLCs that we began accounting for on an unconsolidated basis during the fourth quarter of 2006, pursuant to the provisions of FIN 46R. The combined revenue amounts included in the table above for the fourth quarter of 2006 for these two properties were $834,000, the combined operating expenses were $377,000, the combined depreciation and amortization expenses were $172,000 and the combined net interest expense was $192,000. For the year ended December 31, 2006, the amount of combined revenue reflected on our consolidated income statement for these two LLCs while accounted for on a consolidated basis, and therefore not included in the table above, totaled $3.8 million, the amount of combined operating expenses were $1.6 million, the combined depreciation and amortization expenses were $736,000 and the combined net interest expense was $715,000. There was no impact on our net income as a result of recording these two LLCs on an unconsolidated basis.

Below are the combined balance sheets for the LLCs accounted for under the equity method:

	December 31,	
	2007	2006(a.)
	(amounts in thousands)	
Net property, including CIP	$247,514	$210,241
Other assets	22,859	16,840
Total assets	$270,373	$227,081
Liabilities	$ 10,707	$ 3,930
Mortgage notes payable, non-recourse to us	214,912	180,928
Notes payable to us	14,035	7,238
Equity	30,719	34,985
Total liabilities and equity	$270,373	$227,081
Our share of equity and notes receivable from LLCs	$ 52,030	$ 47,223

(a.) Includes the assets, liabilities and equity related to the two LLCs discussed above which we began accounting for under the equity method during the fourth quarter of 2006.

As of December 31, 2007, aggregate maturities of mortgage notes payable by unconsolidated LLCs, which are accounted for under the equity method and are non-recourse to us, are as follows (amounts in thousands):

2008	$ 11,162
2009	31,212
2010	23,601
2011	11,653
2012	20,880
Later	116,404
Total	$214,912

Pursuant to the operating agreements of the LLCs, the third-party member and the Trust, at any time, have the right to make an offer ("Offering Member") to the other member(s) ("Non-Offering Member") in which it either agrees to: (i) sell the entire ownership interest of the Offering Member to the Non-Offering Member ("Offer to Sell") at a price as determined by the Offering Member ("Transfer Price"), or; (ii) purchase the entire ownership interest of the Non-Offering Member ("Offer to Purchase") at the equivalent proportionate Transfer Price. The Non-Offering Member has 60 days to either: (i) purchase the entire ownership interest of the Offering-Member at the Transfer Price, or; (ii) sell its entire ownership interest to the Offering Member at the equivalent proportionate Transfer Price. The closing of the transfer must occur within 60 days of the acceptance by the Non-Offering Member.

The LLCs in which we have invested maintain property insurance on all properties. Although we believe that generally our properties are adequately insured, two of the LLCs in which we own various non-controlling equity interests, own properties in California that are located in earthquake zones. These properties, in which we have invested a total of $5.4 million, are no longer covered by earthquake insurance since earthquake insurance is no longer available at rates which are economical in relation to the risks covered.

(10) SEGMENT REPORTING

Our primary business is investing in and leasing healthcare and human service facilities through direct ownership or through joint ventures, which aggregate into a single reportable segment under SFAS 131. We actively manage our portfolio of healthcare and human service facilities and may from time to time make decisions to sell lower performing properties not meeting our long-term investment objectives. The proceeds of sales are typically reinvested in new developments or acquisitions, which we believe will meet our planned rate of return. It is our intent that all healthcare and human service facilities will be owned or developed for investment purposes. Our revenue and net income are generated from the operation of our investment portfolio.

Our portfolio is located throughout the United States; however, we do not distinguish or group our operations on a geographical basis for purposes of allocating resources or measuring performance. We review operating and financial data for each property on an individual basis, therefore we define an operating segment as our individual properties. Individual properties have been aggregated into one reportable segment based upon their similarities with regard to both the nature and economics of the facilities, tenants and operational processes, as well as long-term average financial performance.

(11) QUARTERLY RESULTS (unaudited)

	2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(amounts in thousands, except per share amounts)				
Revenues	$7,043	$7,079	$6,905	$6,933	$27,960
Net income	$5,811	$7,971	$4,430	$3,979	$22,191
Total basic earnings per share	$ 0.49	$ 0.68	$ 0.37	$ 0.34	$ 1.87
Total diluted earnings per share	$ 0.49	$ 0.67	$ 0.37	$ 0.33	$ 1.87

Included in net income during the first, second and third quarters of 2007 are gains on the asset exchange and substitution agreement with UHS of $789,000, $939,000 and $20,000, respectively. Included in net income during the first and fourth quarters of 2007 are gains of $252,000 and $12,000, respectively, on the sale of real property by a LLC. Also included in net income during the second quarter of 2007 is a gain on sale of real property of $2.3 million.

	2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(amounts in thousands, except per share amounts)				
Revenues	$8,161	$8,136	$ 8,205	$7,212	$31,714
Net income	$4,948	$6,892	$15,725	$7,132	$34,697
Total basic earnings per share	$ 0.42	$ 0.58	$ 1.33	$ 0.60	$ 2.94
Total diluted earnings per share	$ 0.42	$ 0.58	$ 1.32	$ 0.60	$ 2.92

Included in net income during the third and fourth quarters of 2006 are gains on the asset exchange and substitution agreement with UHS of $11.3 million and $2.7 million, respectively. Additionally, during the second quarter of 2006, a deferred gain of $1.9 million was recognized in connection with the sale of our interest in an unconsolidated LLC. Revenues during the fourth quarter of 2006 exclude the $834,000 of combined revenues generated by two LLCs that we began recording on an unconsolidated basis during the fourth quarter of 2006.

Schedule III
Universal Health Realty Income Trust
Real Estate and Accumulated Depreciation—December 31, 2007
(amounts in thousands)

	Initial Cost to Universal Health Realty Income Trust		Net cost capitalized/ divested subsequent to acquisition	Gross amount at which carried at close of period							
Description	Land	Building & Improv.	Amount	Land	Building & Improvements	CIP	Total	Accumulated Depreciation as of Dec. 31, 2007	Date of construction, acquisition or most recent significant expansion or renovation	Date Acquired	Average Depreciable Life
Inland Valley Regional Medical Center *Wildomar, California*	2,050	10,701	14,595	2,050	25,296		27,346	6,200	2007	1986	43 Years
McAllen Medical Center *McAllen, Texas*	4,720	31,442	10,188	6,281	40,069		46,350	17,769	1994	1986	42 Years
Wellington Regional Medical Center *West Palm Beach, Florida*	1,190	14,652	17,370	1,663	31,549		33,212	8,728(a.)	2006	1986	42 Years
The Bridgeway *North Little Rock, Arkansas*	150	5,395	4,571	150	9,966		10,116	3,724	2006	1986	35 Years
HealthSouth Deaconess Rehabilitation Hospital *Evansville, Indiana*	500	6,945	1,062	500	8,007		8,507	3,647	1993	1989	40 Years
Kindred Hospital Chicago Central *Chicago, Illinois*	158	6,404	1,837	158	8,241		8,399	6,658	1993	1986	25 Years
Fresno-Herndon Medical Plaza *Fresno, California*	1,073	5,266	(6,339)	0	0		0	0	1992	1994	45 Years
Family Doctor's Medical Office Building *Shreveport, Louisiana*	54	1,526	494	54	2,020		2,074	569	1991	1995	45 Years
Kelsey-Seybold Clinic at King's Crossing	439	1,618	257	439	1,875		2,314	505	1995	1995	45 Years
Professional Center at King's Crossing *Kingwood, Texas*	439	1,837	100	439	1,937		2,376	525	1995	1995	45 Years
Chesterbrook Academy *Audubon, Pennsylvania*	307	996	—	307	996		1,303	258	1996	1996	45 Years
Chesterbrook Academy *New Britain, Pennsylvania*	250	744	—	250	744		994	193	1991	1996	45 Years
Chesterbrook Academy *Uwchlan, Pennsylvania*	180	815	—	180	815		995	211	1992	1996	45 Years
Chesterbrook Academy *Newtown, Pennsylvania*	195	749	—	195	749		944	194	1992	1996	45 Years
The Southern Crescent Center	1,130	5,092	181	1,130	5,273		6,403	1,368	1994	1996	45 Years
The Southern Crescent Center II *Riverdale, Georgia*	—	—	5,095	806	4,289		5,095	938	2000	1998	35 Years
The Cypresswood Professional Center *Spring ,Texas*	573	3,842	121	573	3,963		4,536	1,177	1997	1997	35 Years
Orthopaedic Specialists of Nevada Building *Las Vegas, Nevada*	—	1,579	—	—	1,579		1,579	521	1999	1999	25 Years
Sheffield Medical Building *Atlanta, Georgia*	1,760	9,766	1,729	1,760	11,495		13,255	3,669	1999	1999	25 Years
Medical Center of Western Connecticut—Bldg. 73 (a.) *Danbury, Connecticut*	1,151	5,176	345	1,151	5,521		6,672	1,432	2000	2000	30 Years
Summerlin Hospital MOB II (b.) *Las Vegas, Nevada*	158	13,073	1,198	158	14,271		14,429	2,341	2000	2000	40 Years
Palmdale Medical Properties (c.) *Palmdale, California*	14	—	—	14	0	7,511	7,525	—	2007	2007	n/a
TOTALS	$16,491	$127,618	$52,804	$18,258	$178,655	$7,511	$204,424	$60,627			

(a.) At December 31, 2007 this property had an outstanding mortgage balance of $3.7 million. The mortgage carries a 8.3% interest rate and matures on February 1, 2010.

The mortgage is non-recourse to us and is secured by the Medical Center of Western Connecticut.

(b.) At December 31, 2007 this property had an outstanding mortgage balance of $8.6 million. The mortgage carries a 8.3% interest rate and matures on December 10, 2010.

The mortgage is non-recourse to us and is secured by the Summerlin Hospital MOB II.

(c.) At December 31, 2007 this property had an outstanding construction loan balance of $7.4 million.

UNIVERSAL HEALTH REALTY INCOME TRUST

NOTES TO SCHEDULE III
DECEMBER 31, 2007
(amounts in thousands)

(1) RECONCILIATION OF REAL ESTATE PROPERTIES

The following table reconciles the Real Estate Properties from January 1, 2005 to December 31, 2007:

	2007	2006	2005
Balance at January 1,	$200,298	$210,594	$214,254
Initial consolidation of variable interest entities	2,017	—	—
Impact of deconsolidating two LLCs	—	(31,804)	—
Property write-down due to hurricane damage	—	—	(10,621)
Sale of real property	(6,435)	—	—
Construction in progress	5,508	9,220	—
Other	(127)	—	(123)
Additions (a.)	3,163	12,288	7,084
Balance at December 31,	$204,424	$200,298	$210,594

(a.) Amounts for each of the three years presented include replacement property recovered from UHS.

(2) RECONCILIATION OF ACCUMULATED DEPRECIATION

The following table reconciles the Accumulated Depreciation from January 1, 2005 to December 31, 2007:

	2007	2006	2005
Balance at January 1,	$56,935	$57,729	$56,609
Impact of deconsolidating two LLCs	—	(6,232)	—
Property write-down due to hurricane damage	—	—	(4,362)
Sale of real property	(1,438)	—	—
Other	(37)	—	(21)
Current year depreciation expense	5,167	5,438	5,503
Balance at December 31,	$60,627	$56,935	$57,729

UHT

Universal Health Realty Income Trust

April 25, 2008

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Universal Health Realty Income Trust (the "Trust") which will be held on Thursday, June 5, 2008 at 10:00 AM, at the offices of the Trust, Universal Corporate Center, 367 South Gulph Road, King of Prussia, Pennsylvania for the following purposes:

(1) the election by our shareholders of two Class I Trustees, to serve for a term of three years, until the annual election of Trustees in the year 2011 and election and qualification of their successors; and

(2) to transact such other business as may properly come before the meeting or any adjournment thereof.

Detailed information concerning these matters is set forth in the attached Notice of Annual Meeting of Shareholders and Proxy Statement.

Your vote is important. Whether or not you plan to attend the meeting, please either vote by telephone, by internet, or by promptly signing and returning your proxy card in the enclosed envelope. If you then attend and wish to vote your shares in person, you still may do so. In addition to the matters noted above, we will discuss the business of the Trust and be available for your comments and discussion relating to the Trust.

I look forward to seeing you at the meeting.

Sincerely,

Alan B. Miller
Chairman of the Board,
Chief Executive Officer and President

UHT

Universal Health Realty Income Trust

UNIVERSAL CORPORATE CENTER
367 SOUTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 5, 2008

Notice is hereby given that the Annual Meeting of Shareholders of Universal Health Realty Income Trust (the "Trust") will be held on Thursday, June 5, 2008 at 10:00 AM, at the offices of the Trust, Universal Corporate Center, 367 South Gulph Road, King of Prussia, Pennsylvania for the following purposes:

(1) the election by our shareholders of two Class I Trustees, to serve for a term of three years, until the annual election of Trustees in the year 2011 and election and qualification of their successors; and

(2) to transact such other business as may properly come before the meeting or any adjournment thereof.

You are entitled to vote at the Annual Meeting only if you were a shareholder of record at the close of business on April 10, 2008. You are cordially invited to attend the Annual Meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE BY TELEPHONE, INTERNET OR MARK YOUR VOTES, THEN DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY IF YOU DECIDE TO ATTEND THE ANNUAL MEETING AND WISH TO VOTE YOUR SHARES IN PERSON.

BY ORDER OF THE BOARD OF TRUSTEES

Cheryl K. Ramagano
Secretary

King of Prussia, Pennsylvania
April 25, 2008

UHT

Universal Health Realty Income Trust

Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

PROXY STATEMENT

QUESTIONS AND ANSWERS

1. **Q: Why am I receiving these materials?**

   A: This Proxy Statement and enclosed form of proxy (first mailed to shareholders on or about April 30, 2008) are furnished in connection with the solicitation of proxies by our Board of Trustees for use at the Annual Meeting of Shareholders, or at any adjournment thereof. The Annual Meeting will be held on Thursday, June 5, 2008 at 10:00 a.m., at our offices located at Universal Corporate Center, 367 South Gulph Road, King of Prussia, Pennsylvania. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

2. **Q: What is the purpose of the Annual Meeting?**

   A: The Annual Meeting is being held to: (1) elect two Class I Trustees, who will serve for a term of three years until the annual election of Trustees in the year 2011 and the election and qualification of their successors; and (2) to transact such other business as may properly be brought before the meeting or any adjournment thereof. We will also discuss our business and be available for your comments and discussion.

3. **Q: How may I obtain your Annual Report for 2007?**

   A: A copy of our Annual Report to Shareholders, including financial statements for the year ended December 31, 2007, is enclosed herewith. Refer to question 25 for information on how to request additional information from us.

4. **Q: Who may attend the Annual Meeting?**

   A: Shareholders of record as of the close of business on April 10, 2008, or their duly appointed proxies, may attend the meeting. Shareholders whose shares are held through a broker or other nominee will need to bring a copy of a brokerage statement reflecting their ownership of our shares as of the record date.

5. **Q: Who is entitled to vote at the Annual Meeting?**

   A: Only shareholders of record as of the close of business on April 10, 2008 are entitled to vote at the Annual Meeting. On that date, 11,848,545 shares of beneficial interest, par value $.01 per share, were outstanding.

6. **Q: Who is soliciting my vote?**

A: The principal solicitation of proxies is being made by our Board of Trustees by mail. Certain of our officers and employees and certain officers and employees of UHS of Delaware, Inc. (our "Advisor"), a wholly-owned subsidiary of Universal Health Services, Inc. ("UHS"), or its affiliates, none of whom will receive additional compensation therefore, may solicit proxies by telegram, telephone or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

7. **Q: What items of business will be voted at the Annual Meeting?**

A: The item of business that will be voted is the election of two Class I Trustees, who will serve for a term of three years until the annual election of Trustees in the year 2011 and the election and qualification of their successors.

8. **Q: How does the Board of Trustees recommend that I vote?**

A: The Board of Trustees recommends that you vote your shares FOR the nominees for Class I Trustees.

9. **Q: How will voting on any other business be conducted?**

A: Other than the items of business described in this Proxy Statement, we know of no other business to be presented for action at the Annual Meeting. As for any other business that may properly come before the Annual Meeting, your signed proxy confers discretionary authority in the persons named therein. Those persons will vote or act in accordance with their best judgment.

10. **Q: What is the difference between a "stockholder of record" and a "street name" holder?**

A: These terms describe how your shares are held. If your shares are registered directly in your name with Computershare Trust Company, N.A., our transfer agent, you are a "stockholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "street name" holder.

11. **Q: How do I vote my shares if I am a stockholder of record?**

A: You may vote by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. Unless otherwise indicated on the proxy, shares represented by any proxy will, if the proxy is properly executed and received by us prior to the Annual Meeting, be voted "FOR" each of the nominees for trustees. You may also vote by telephone or internet.

12. **Q: How do I vote by telephone or electronically?**

A: Instead of submitting your vote by mail on the enclosed proxy card, your vote can be submitted by telephone or electronically, via the internet. Please refer to the specific instructions set forth on the enclosed proxy card. For security reasons, our electronic voting system has been designed to authenticate your identity as a stockholder.

13. **Q: How do I vote my shares if they are held in street name?**

A: If your shares are held in street name, your broker or other nominee will provide you with a form seeking instruction on how your shares should be voted.

14. **Q: Can I change or revoke my vote?**

A: Yes. Any proxy executed and returned to us is revocable by delivering a later signed and dated proxy or other written notice to our Secretary at any time prior to its exercise. Your proxy is also subject to revocation if you are present at the meeting and choose to vote in person.

15. **Q: What is the vote required to approve the proposal?**

A: For the election of the Trustees, the nominee receiving the highest number of affirmative votes of the shares of beneficial interest, present in person or represented by proxy and entitled to vote, a quorum being present, shall be elected as the Class I Trustee. Only votes cast for the nominees will be counted, except that the accompanying proxy will be voted for a nominee in the absence of instruction to the contrary.

16. **Q: What constitutes a "quorum"?**

A: The shareholders entitled to vote as the meeting representing a majority of the total number of votes authorized to be cast by shares of beneficial interest then outstanding and entitled to vote on any question present in person or by proxy shall constitute a quorum at any such meeting for action on such question. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares to be considered present at the meeting.

17. **Q: What are our voting rights?**

A: Each share is entitled to one vote on the matters to be presented at the meeting.

18. **Q: What if I abstain from voting or withhold my vote?**

A: If you are entitled to vote at the Annual Meeting, you can abstain from voting or withhold authority to vote. If you attend the meeting or send in your signed proxy with instructions to withhold authority to vote for the proposal, you will be counted for the purposes of determining whether quorum exists.

With respect to the election of the Trustees, abstentions and instructions on the accompany proxy card to withhold authority to vote will result in the nominee receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action.

19. **Q: Will my shares be voted if I do not sign and return my proxy card or do not vote by internet or telephone?**

A: If you are a registered shareholder and you do not sign and return your proxy card or do not vote by internet or telephone, your shares will not be voted at the Annual Meeting. If your shares are held in street name and you do not issue instructions to your broker, your broker may vote your shares at their discretion on routine matters, but may not vote your shares on non-routine matters.

Under the New York Stock Exchange rules, the proposal relating to the election of trustees is deemed to be routine matters with respect to which brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares.

20. Q: What is a "broker non-vote"?

A: "Broker non-votes" are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Under the rules of the National Association of Securities Dealers, Inc., member brokers generally may not vote shares held by them in street name for customers unless they are permitted to do so under the rules of any national securities exchange of which they are a member. Under the rules of the New York Stock Exchange, New York Stock Exchange-member brokers who hold shares in street name for their customers and have transmitted our proxy solicitation materials to their customers, but do not receive voting instructions from such customers, are not permitted to vote on nonroutine matters.

Since the election of Trustees is a routine matter, a broker may turn in a proxy card voting shares at their discretion and without receiving instructions from you.

21. Q: What is the effect of a broker non-vote?

A: With respect to the election of Trustees, broker non-votes are treated as shares as to which the beneficial owners have withheld voting authority and therefore are shares not entitled to vote on the matter. Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum and will result in the nominee for Trustee receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action.

22. Q: Who will count the votes?

A: Our Secretary will count the votes and serve as inspector of elections.

23. Q: When are shareholder proposals due in order to be included in our Proxy Statement for the 2008 Annual Meeting?

A: Any proposal that you wish to present for consideration at the 2009 Annual Meeting must be received by us no later than January 2, 2009. This date provides sufficient time for inclusion of the proposal in the 2009 proxy materials.

24. Q: Can I receive more than one set of Annual Meeting materials?

A: If you share an address with another shareholder, each shareholder may not receive a separate copy of our Annual Report and Proxy Statement. We will promptly deliver a separate copy of either document to any shareholder upon written or oral request to our Secretary at Universal Health Realty Income Trust, Universal Corporate Center, 367 South Gulph Road, King of Prussia, Pennsylvania 19406, telephone (610) 265-0688. If you share an address with another shareholder and (i) would like to receive multiple copies of the Proxy Statement or Annual Report to Shareholders in the future, or (ii) if you are receiving multiple copies and would like to receive only one copy per household, in the future, please contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

25. Q: How can I obtain additional information about Universal Health Realty Income Trust (the "Trust")?

A: Copies of our Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2007 and our other annual, quarterly and current reports we file with the Securities and Exchange Commission, and any amendments to those reports, are available free of charge on our website, which is located at http://www.uhrit.com. Copies of these reports will be sent without charge to any shareholder requesting such copies in writing to our Secretary at Universal Health Realty Income Trust, Universal Corporate Center, 367 South Gulph Road, King of Prussia, Pennsylvania 19406. The information posted on our website is not incorporated into this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 31, 2008, the number of shares and the percentage of our outstanding shares owned beneficially, within the meaning of Securities and Exchange Commission Rule 13d-3, (i) by each person who is known to us to own beneficially more than 5% of our shares; (ii) by each Trustee and Trustee nominee and each executive officer named in the Summary Compensation Table, and; (iii) by all Trustees and executive officers as a group. No shares are pledged as security by any of our Trustees or executive officers.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Universal Health Services, Inc. 367 South Gulph Road King of Prussia, PA 19406	787,543	6.6%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	718,919(2)	6.1%
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	549,280(3)	4.6%
Miles L. Berger Berger Management Services, LLC 737 N. Michigan Ave., Suite 1570 Chicago, IL 60611	6,725(4)	(5)
James E. Dalton, Jr. 6505 Edinburgh Drive Nashville, TN 37221	5,725(4)	(5)
Elliot J. Sussman, M.D. Lehigh Valley Hospital & Health Network Cedar Crest Blvd. & Interstate 78 Allentown, PA 18105	3,725(4)	(5)
Myles H. Tanenbaum A Wish Come True 2522 Pearl Buck Road Bristol, PA 19007	10,725(4)	(5)
Alan B. Miller	128,583(4)(6)	1.1%
Charles F. Boyle	15,828(4)	(5)
Cheryl K. Ramagano	13,620(4)	(5)
Timothy J. Fowler 3525 Piedmont Rd., N.E. Atlanta, GA 30305	10,404(4)	(5)
All Trustees & executive officers as a group (8 persons)	195,335(4)(6)	1.6%

(1) Unless otherwise shown, the address of each beneficial owner is c/o Universal Health Realty Income Trust, Universal Corporate Center, 367 South Gulph Road, King of Prussia, PA 19406.

(2) These securities are held by The Vanguard Group, Inc. Information is based on Schedule 13G filed February 14, 2008.

(3) These securities are held by Barclays Global Investors, N.A. Information is based on Schedule 13G filed January 10, 2008.

(4) Includes shares issuable pursuant to stock options to purchase shares of beneficial interest held by officers and Trustees of the Trust and exercisable within 60 days of March 31, 2008 as follows: Miles L. Berger (5,500); James E. Dalton, Jr. (3,000); Elliot J. Sussman, M.D. (3,000); Myles H. Tanenbaum (3,000); Alan B. Miller (27,375); Charles F. Boyle (4,500); Cheryl K. Ramagano (4,500) and Timothy J. Fowler (1,750).

(5) Less than 1%.

(6) Includes 42,000 shares of beneficial interest beneficially owned by the Alan B. Miller Family Foundation. Mr. Miller disclaims beneficial ownership of these securities.

PROPOSAL NO. 1
ELECTION OF TWO TRUSTEES

We were organized under the laws of the State of Maryland as a real estate investment trust on August 6, 1986. Pursuant to our Declaration of Trust, the Trustees have been divided into three classes, with staggered terms. The terms of the Trustees in Class I expire at this meeting, the term of the Trustee in Class II will expire at the 2009 Annual Meeting and the terms of the Trustees in Class III will expire at the 2010 Annual Meeting. At each Annual Meeting, Trustees are elected for a term of three years to succeed those in the class whose term is expiring at such Annual Meeting.

The persons listed below currently constitute our Board of Trustees. The nominees for the Class I Trustees are Alan B. Miller and Myles H. Tanenbaum. They have been nominated to be elected for a three-year term that expires at the 2011 Annual Meeting. The Trustees have no reason to believe that the nominees will be unavailable for election; however, if either nominee becomes unavailable for any reason, the shares represented by the proxy will be voted for the person, if any, who is designated by the Board of Trustees to replace the nominee. The nominees have consented to be named and have indicated their intent to serve if elected.

Pursuant to our Declaration of Trust, a majority of our Trustees must be "Independent Trustees" with each class of Trustees containing at least one Independent Trustee. The Declaration of Trust defines an "Independent Trustee" as a Trustee who is not an affiliate of Universal Health Services, Inc. ("UHS"), the parent company of our Advisor, and does not perform any services for us, except as Trustee.

The following information is furnished with respect to the nominee for election as a Trustee and each member of the Board of Trustees whose term of office will continue after the meeting.

Name	Class of Trustee	Age	Principal Occupation During the Last Five Years	Trustee Since
NOMINEES WHOSE TERMS EXPIRE IN 2008				
Alan B. Miller	I	70	Chairman of our Board and Chief Executive Officer since 1986 and President since February, 2003. Chairman of the Board, President and Chief Executive Officer of Universal Health Services, Inc. since 1978. Director of Penn Mutual Life Insurance Company.	1986
Myles H. Tanenbaum*	I	77	Vice Chairman of A Wish Come True, L.P. since 2005. Formerly, Chairman of the Board of Arbor Enterprises from 1989-2005; President and CEO of both Arbor Property Trust (NYSE) (successor to EQK Green Acres, L.P.) from 1986-1997, and EQK Realty Investors (NYSE) from 1985 – 1993. Currently, a member of the Board of Directors of Penn-Presbyterian Hospital since 1995, and a member of the Board of Trustees of the University of Pennsylvania since 1989 and of the Board of Overseers of the University's Law School since 1988.	1990

Name	Class of Trustee	Age	Principal Occupation During the Last Five Years	Trustee Since
TRUSTEE WHOSE TERM EXPIRES IN 2009				
James E. Dalton, Jr.*	II	65	Chairman of the Board of Signature Hospital Corporation since 2006. Formerly, President, Chief Executive Officer and Director of Quorum Health Group, Inc. from 1990 to 2001. Formerly, President of Edinburgh Associates from 2001–2007. Currently, a director of Select Medical Corp. and US Oncology, Inc. since 2005.	1997
TRUSTEES WHOSE TERMS EXPIRE IN 2010				
Miles L. Berger*	III	77	Chairman of the Board of Berger Management Services, LLC since 1999; Trustee of Innkeepers Trust USA from 1993 until the sale of the company in 2007, and a member of the Board of Directors of Medallion Bank since 2002.	1998
Elliot J. Sussman, M.D.*	III	56	President and Chief Executive Officer of Lehigh Valley Hospital and Health Network since 1993. A member of the Board of Directors of iCAD, Inc. since 2002.	1999

* Independent Trustee

THE TRUSTEES RECOMMEND A VOTE FOR THE ELECTION OF THESE NOMINEES AS TRUSTEES.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Trustees and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our shares and other equity securities.

Based upon a review of the copies of such reports furnished to us during fiscal year 2007 and written representations for our executive officers and Trustees, we believe that during the 2007 fiscal year, the Trustees, executive officers and holders of more than 10% of our shares of beneficial interest complied with all Section 16(a) filing requirements, with the following exception:

Timothy J. Fowler sold 78 shares of beneficial interest on February 27, 2007, pursuant to the Universal Health Services, Inc. Supplemental Deferred Compensation Plan. This transaction was subsequently reported on a Form 4 filed by Mr. Fowler on March 16, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

All of our named executive officers are employees of UHS of Delaware, Inc., a wholly-owned subsidiary of Universal Health Services, Inc. ("UHS"). We have no salaried employees. UHS of Delaware Inc. (the "Advisor") manages our day-to-day affairs and provides certain other services to us pursuant to the Advisory Agreement we entered into with UHS and the Advisor. In consideration of its management services pursuant to the Advisory Agreement, we pay the Advisor an advisory fee. We believe that the quality and depth of the management and advisory services provided to us by our Advisor and UHS could not be replicated by contracting with unrelated third parties or by being self-advised without considerable cost increases.

In designing our compensation program for our named executive officers, we follow our belief that compensation should reflect the value created for shareholders while supporting our strategic business goals. Because of our management structure and advisory arrangement, historically, our compensation program has been basic. The Compensation Committee of the Board of Trustees (the "Compensation Committee") is guided by the following objectives:

- Compensation should encourage increased shareholder value;
- Compensation programs should support our short-term and long-term strategic business goals and objectives, and;
- Compensation should motivate our named executive officers and other personnel toward outstanding performance and reward them for contributions toward business goals.

These objectives govern the decision-making process with respect to the amount and type of compensation payable to our named executive officers and other personnel. The Compensation Committee reviews our compensation programs annually to ensure that these objectives continue to be met.

Elements of Compensation

In light of our management structure and advisory arrangement, we have historically provided limited compensation to our named executive officers and other personnel. We typically do not pay cash compensation in the form of an annual base salary or cash bonuses to our named executive officers. Each of our named executive officers are employees of UHS and, as such, are compensated by UHS. The chief element of our compensation program is the periodic granting of long-term incentive awards, which through March, 2007, had been in the form of stock options and dividend equivalent rights ("DERs"). During 2007, as discussed below, the Universal Health Realty Income Trust 2007 Restricted Stock Plan (the "2007 Plan") was adopted by our Board of Trustees and approved by our shareholders. Prior to the adoption of the 2007 Plan, from time to time, in its discretion, the Compensation Committee has granted stock options and DERs to our named executive officers and other personnel under the Universal Health Realty Income Trust 1997 Incentive Plan (the "1997 Incentive Plan"). The 1997 Incentive Plan expired in June of 2007. The terms of the 1997 Incentive Plan and the 2007 Plan are discussed in further detail below.

The Compensation Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate business goals and shareholder value. Long-term incentive awards are granted to motivate and encourage excellent service and to reward our named executive officers for their respective contributions. Long-term incentive compensation is based, in part, on our performance and the value received by shareholders. As we improve our performance, resulting in increased value to shareholders, our executives and other personnel are rewarded commensurately.

Compensation Setting Process

The compensation for each of our named executive officers is evaluated on an annual basis by our Compensation Committee. Compensation surveys and market data compiled by the human resources personnel of our Advisor are used to compare the compensation levels of our named executive officers against those of comparable positions in other comparable companies.

The Compensation Committee has traditionally relied upon the input and recommendations of our Chairman, President and Chief Executive Officer, Mr. Alan B. Miller, who reviews and advises the Compensation Committee with respect to our compensation programs, including the compensation arrangements for our named executive officers and other personnel. The Compensation Committee believes that Mr. Miller's role as Chief Executive Officer of the Trust since its inception in 1986 provides a valuable resource to them. Mr. Miller regularly attends committee meetings. Mr. Miller does not participate in the discussions among the members of the Compensation Committee with respect to his own compensation. Compensation for Mr. Miller is determined by the Compensation Committee and, from time to time, guidance and advice is requested from the human resources department of our Advisor.

Prior to its expiration in June, 2007, the 1997 Incentive Plan was administered by the Compensation Committee. Subject to the provisions of the 1997 Incentive Plan, the Compensation Committee had the authority to determine the persons to whom awards were granted (excluding non-executive officer Trustees), the number of shares of beneficial interest to be covered by each award, the type of award, the exercise price of any options, the terms for the payment of the option price, the types and combinations of awards to be granted and other terms and conditions. Our Board of Trustees had the authority to determine the awards made pursuant to the 1997 Incentive Plan to Trustees who were not one of our executive officers.

Options granted to eligible persons pursuant to the terms of the 1997 Incentive Plan were in the form of non-qualified stock options. The exercise price of the stock options were fixed by the Compensation Committee and equaled the fair market value of the shares of beneficial interest on the date of grant of the option. We did not have any plan to select option grant dates for our named executive officers or other personnel in coordination with the release of material non-public information. The holder of a DER is credited with amounts equal to the dividends payable with respect to the number of shares of beneficial interest covered by the award as if such shares had been issued and outstanding on the record date related to such dividend.

In April, 2007, the Board of Trustees adopted the 2007 Plan to replace the 1997 Incentive Plan. The 2007 Plan was approved by our shareholders in June, 2007. The 2007 Plan is administered by the Compensation Committee, which has full authority in its discretion from time to time, and at any time, to select those officers to whom awards will be granted, to determine the number of shares subject thereto, the times at which such awards shall be granted, the time at which the awards shall vest, and the terms and conditions of the agreements to be entered into by our officers and other personnel. The full Board of Trustees is responsible for administering incentive grants to the Trustees who are not one of our executive officers.

The 2007 Plan permits the granting of restricted shares of beneficial interest. The Compensation Committee believes restricted stock awards are more effective than stock options in achieving our compensation objectives, as restricted stock is subject to less market volatility and, depending on the total number of shares granted, is potentially less dilutive to our shares of beneficial interest. Recipients realize immediate value as restricted stock awards vest, with the value increasing as our stock performance increases. We anticipate that cash dividends will be paid on all outstanding awards of restricted stock as an additional element of compensation and to provide recipients incentive to sustain or increase our performance. We do not have any plan to select grant dates for our named executive officers in coordination with the release of material non-public information.

Our Compensation Committee, in its sole discretion, requested guidance with respect to the 2007 Plan from a consulting firm. On our behalf, our Advisor engaged Mercer Human Resource Consulting ("Mercer"), a compensation consulting firm independent from management. Mercer was instructed to evaluate the appropriateness of the 2007 Plan. Additionally, Mercer provided advice with respect to Independent Trustee compensation. See "Trustee Compensation" and "Corporate Governance—Compensation Committee" for additional information on Mercer's role in these matters.

Like the 1997 Incentive Plan, the 2007 Restricted Stock Plan is designed to implement our compensation objections stated herein. The Compensation Committee believes that periodic grants of long term incentive awards to our named executive officers and other personnel will serve to motivate, encourage excellent service and reward them for their respective contributions. Further, the Compensation Committee believes that this will enhance shareholder value and support our business goals because such long-term incentive compensation is based, in part, on our performance and the value received by shareholders. As we improve our performance, resulting in increased value to shareholders, our executives are rewarded commensurately.

Vesting of restricted shares issued under the 2007 Plan will be based upon continuing service and/or other conditions as the Compensation Committee may determine. In addition, the Compensation Committee has the option to condition the vesting of a restricted stock award on the achievement of specified performance goals in accordance with Section 162(m) of the Code. We believe that this option provides us with greater flexibility to structure awards to meet our stated compensation objections. The performance goals, which may be based on business criteria such as earnings per share, share price or total shareholder return, pre-tax profits, net earnings, return on equity or assets, revenues, funds from operations per share are applied to an individual, the Trust and/or any one or more of our properties or other operating unit(s) as the Compensation Committee may designate (in each case, subject to the conditions of the performance-based compensation exemption from Section 162(m) of the Code).

The Compensation Committee must establish such criteria and targets in advance of applicable deadlines under the Code and while the attainment of the performance targets remains substantially uncertain. The Compensation Committee will be responsible for determining whether and the extent to which the performance goals have been attained and the amount of compensation, if any, that is payable as a result. The Compensation Committee must certify in writing prior to payment of the compensation that the performance goals and any other material terms of the award were in fact satisfied.

No more than 75,000 shares of beneficial interest may be issued pursuant to the 2007 Plan. We do not have any plan to select restricted stock award grant dates for our named executive officers in coordination with the release of non-public information. There were no restricted shares of beneficial interest issued pursuant to the 2007 Plan during 2007.

2007 Compensation

Salary and Cash Bonus

We did not pay cash compensation in the form of an annual base salary or bonus to our named executive officers during 2007.

Long-Term Incentives

On March 1, 2007, based upon market data compiled by the human resources personnel of our Advisor, we granted stock options and DERs to each of our named executive officers pursuant to the Trust's 1997 Incentive Plan. As discussed herein, the Compensation Committee believes that in the general absence of cash compensation, it is important to provide our executive officers, including the Chief Executive Officer, an incentive to increase shareholder value by awarding equity based compensation. Each of our named executive officers were granted DERs as well as an equal number of options to purchase shares of our Common Stock with an exercise price of $36.53 per share, representing the closing price of the Trust's shares of beneficial interest on the date of grant. For a description of the long-term incentive awards granted to our named executive officers for 2007, you should read the Summary Compensation Table and the Grants of Plan-Based Awards Table included in this Proxy Statement.

In determining the above-referenced stock option and DER grants for our named executive officers, the Compensation Committee reviewed compensation surveys and market data compiled by the human resources personnel of our Advisor which compared the compensation levels of our named executive officers against those of comparable positions in a selected peer group consisting of other comparable healthcare real estate investment trusts ("REITs"). The companies in the selected peer group, which had no salaried employees since they are managed pursuant to advisory or management agreements, consisted of the following companies:

- National Health Investors, Inc. (1)
- Senior Housing Properties Trust
- National Health Realty, Inc. (2)

(1) Became a self-managed REIT in December, 2007.
(2) Merged with a wholly-owned subsidiary of NationalHealthCare Corporation in October, 2007.

This review prompted our Compensation Committee to award stock options and DERs to our named executive officers in 2007. In determining the number of options and DERs to award to each of our named executive officers, the Compensation Committee considered Mr. Miller's recommendations and took into account each named executive officer's position, responsibilities and contribution to our financial performance as well as his or her potential contribution to our growth and productivity. In addition, historical internal practices for awards of options and DERs were also reviewed and used as a basis for determining individual award amounts. The Compensation Committee believes that the compensation of our named executive officers during 2007 adequately reflects our goals and policies and is comparable with market rates based on the review of the compensation levels of the selected peer group.

During 2007, each of our named executive officers benefited from the dividend equivalents on their DERs granted in 2007 and previous years. For a further description of the dividend equivalents earned in respect of the DERs to our named executive officers in 2007 and 2006, please refer to the Summary Compensation Table and narrative discussion included in this Proxy Statement. For a further description of the outstanding options and DERs granted to our named executive officers in previous years, please refer to the Outstanding Equity Awards Table included in this Proxy Statement.

2008 Compensation

We anticipate that the chief element of our compensation program will continue to be the periodic granting of long-term incentive awards issued pursuant to the terms of the 2007 Plan. We do not intend to pay cash compensation in the form of an annual base salary or bonus to our named executive officers in 2008.

Summary

The foregoing discussion describes: (i) the compensation objectives and policies that were utilized with respect to our named executive officers and other personnel during 2007, and; (ii) our anticipated compensation program for 2008. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our named executive officers and other personnel, the objectives of our executive compensation program, as well as the methods that the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers and other personnel, may change.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management; and based on the review and discussions, the Compensation Committee recommended to the Board of Trustees that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

COMPENSATION COMMITTEE

Elliot J. Sussman, M.D., Chairman
James E. Dalton, Jr.
Miles L. Berger

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Trustees is composed of Elliot J. Sussman, M.D., James E. Dalton, Jr., and Miles L. Berger. All the members of the Compensation Committee are independent trustees and no member has ever been one of our officers or employees, nor has had any relationship with us that requires disclosure.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and the two other executive officers during 2007. We have no other executive officers. We refer to these officers collectively as our named executive officers.

Name and principal position (1.)	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2.)	Option and Dividend Equivalent Right Awards ($)(3.)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All other compensation ($)	Total ($)
Alan B. Miller, ...	2007	—	—	—	$108,692	—	—	—	$108,692
Chairman of the Board, Chief Executive Officer and President	2006	—	—	—	128,802	—	—	—	128,802
Charles F. Boyle, ...	2007	—	—	—	$ 28,837	—	—	—	$ 28,837
Vice President and Chief Financial Officer	2006	—	—	—	33,301	—	—	—	33,301
Cheryl K. Ramagano, ...	2007	—	—	—	$ 28,837	—	—	—	$ 28,837
Vice President, Secretary and Treasurer	2006	—	—	—	33,301	—	—	—	33,301
Tim Fowler, ...	2007	—	—	—	$ 19,645	—	—	—	$ 19,645
Vice President, Acquisition and Development	2006	—	—	—	23,580	—	—	—	23,580

(1.) Our officers are all employees of a wholly-owned subsidiary of UHS and do not receive salaries or bonuses. We pay an annual advisory fee to UHS of Delaware, Inc. (the "Advisor") pursuant to the Advisory Agreement between the Advisor and us, whereby the Advisor manages our day-to-day affairs and provides certain other services to us. See additional information on our relationship with our advisor included in this Proxy Statement.

(2.) There were no stock awards to our named executive officers in 2007 or 2006.

(3.) Represents compensation cost incurred by us in 2007 for option and dividend equivalent right awards granted during 1997, 2000, 2002, 2003, 2004, 2005 and 2007, as computed in accordance with SFAS No. 123R, for awards granted under the Universal Health Realty Income Trust 1997 Incentive Plan. Please refer to the Management's Discussion and Analysis included in our Annual Report on Form 10-K for the assumptions used for the compensation cost related to options and dividend equivalent rights.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted during fiscal year 2007 to our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							
Name	Approval /Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (1.) (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Option and DER Awards (2.) ($)	Closing Price on Grant Date ($ / Sh)
Alan B. Miller	3/1/2007								7,500	$36.53	$110,216	$36.53
Charles F. Boyle	3/1/2007								4,000	$36.53	$ 58,782	$36.53
Cheryl K. Ramagano	3/1/2007								4,000	$36.53	$ 58,782	$36.53
Tim Fowler	3/1/2007								3,000	$36.53	$ 44,086	$36.53

(1.) Stock option awards issued under the Universal Health Realty Income Trust 1997 Incentive Plan. This plan expired on June 22, 2007. Awards granted under this Plan on or before the termination date shall remain exercisable, in accordance with their respective terms. Options expire on February 28, 2017.

(2.) Represents the full grant date fair value for the option and DER awards, calculated in accordance with SFAS 123R as described in the Form 10-K for the year ended December 31, 2007.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

The following table provides information about the number of outstanding equity awards held by our named executive officers at December 31, 2007.

	Option Awards (1.)				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Alan B. Miller	20,000	—	—	$14.75	3/9/2010
	3,000	—	—	$29.44	12/1/2013
	2,500	2,500	—	$34.90	8/31/2015
	—	7,500	—	$36.53	2/28/2017
Charles F. Boyle	2,000	—	—	$26.25	3/2/2013
	1,500	1,500	—	$34.90	8/31/2015
	—	4,000	—	$36.53	2/28/2017
Cheryl K. Ramagano	2,000	—	—	$26.25	3/2/2013
	1,500	1,500	—	$34.90	8/31/2015
	—	4,000	—	$36.53	2/28/2017
Timothy J. Fowler	1,000	1,000	—	$34.90	8/31/2015
	—	3,000	—	$36.53	2/28/2017

1. *Stock option awards.* All of the stock options are scheduled to vest ratably on the first, second, third and fourth anniversary dates from the date of grant.

   Each stock option award recipient was also granted dividend equivalent rights on the same terms as the option, pursuant to which the holder will receive the accrued cash dividends upon exercise of the dividend equivalent rights, or earlier under certain conditions.

   The applicable grant dates for the options and dividend equivalent rights ("DERs") indicated are set forth below:

   * On March 10, 2000, stock options were granted with an exercise price of $14.75. Assuming the value of the accumulated DERs were used to satisfy the exercise of the option, as of December 31, 2007, the exercise price, as adjusted, would be ($1.58).
   * On March 3, 2003, stock options were granted with an exercise price of $26.25. Assuming the value of the accumulated DERs were used to satisfy the exercise of the option, as of December 31, 2007, the exercise price, as adjusted, would be $15.555.
   * On December 2, 2003, stock options were granted with an exercise price of $29.44. Assuming the value of the accumulated DERs were used to satisfy the exercise of the option, as of December 31, 2007, the exercise price, as adjusted, would be $20.21.
   * On September 1, 2005, stock options were granted with an exercise price of $34.90. Assuming the value of the accumulated DERs were used to satisfy the exercise of the option, as of December 31, 2007, the exercise price, as adjusted, would be $29.225.

* On March 1, 2007, stock options were granted with an exercise price of $36.53. Assuming the value of the accumulated DERs were used to satisfy the exercise of the option, as of December 31, 2007, the exercise price, as adjusted, would be $34.23.

OPTION EXERCISES AND STOCK VESTED

The following table provides information about stock option exercises by our named executive officers during fiscal year 2007.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1.)
Alan B. Miller	25,000	$421,625
Charles F. Boyle	7,500	$124,163
Cheryl K. Ramagano	7,500	$124,163
Tim Fowler	7,500	$124,163

(1.) Excludes value realized upon the exercise of the dividend equivalent rights ("DERs") issued pursuant to the 1997 Incentive Plan in conjunction with the options indicated above. The value realized from the exercise of DERs by Mr. Alan B. Miller was $475,500; the value realized from the exercise of DERs for each of Charles F. Boyle, Cheryl K. Ramagano and Tim Fowler was $142,650.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

There are no potential payments committed to our named executive officers in connection with their termination or in the event of a change of control of the Trust. However, the Board of Trustees/Compensation Committee, in its sole discretion, may approve the immediate vesting of all outstanding stock options, DERs and shares of restricted stock.

TRUSTEE COMPENSATION

2007 INDEPENDENT TRUSTEE COMPENSATION TABLE

The following table sets forth a summary of the compensation we paid to our trustees during fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1.)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James E. Dalton, Jr.	$24,750	$—	$15,994	$—	$—	$—	$40,744
Miles L. Berger	$23,750	$—	$15,994	$—	$—	$—	$39,744
Elliot J. Sussman, M.D. ..	$27,000	$—	$10,244	$—	$—	$—	$37,244
Myles H. Tanenbaum	$28,000	$—	$11,669	$—	$—	$—	$39,669

(1.) Represents compensation cost incurred by us in 2007, as computed in accordance with SFAS No. 123R, for option and dividend equivalent right awards made during 1997, 1998, 2000, 2002, 2004 and 2007 pursuant to our 1997 Incentive Plan. Please refer to the Management's Discussion and Analysis included in our Annual Report on Form 10-K for the assumptions used for the compensation cost related to options and dividend equivalent rights. During 2007, each Trustee was issued 1,000 stock option awards and dividend equivalent rights under the Universal Health Realty Income Trust 1997 Incentive Plan. This plan expired on June 22, 2007. Awards granted under this Plan on or before the termination date shall remain exercisable, in accordance with their respective terms, after the termination of the Plan. As of December 31, 2007 the following stock options and dividend equivalent rights were outstanding for each UHT Trustee:

	Stock Options	DERs
James E. Dalton, Jr.	6,500	6,500
Miles L. Berger	6,500	6,500
Elliot J. Sussman, M.D.	4,000	4,000
Myles H. Tanenbaum	4,000	4,000

During 2007, each Trustee who is neither an officer of the Trust or affiliated with UHS (each an "Independent Trustee") was paid annual compensation of $15,000 for service as a Trustee plus $1,000 for attendance in person at each regular meeting of the Board of Trustees or an additional $500 for telephonic participation. An additional $500 was paid for participation in each Committee meeting or special meeting of the Board of Trustees. Also during 2007, (i) Miles L. Berger, Lead Trustee, was compensated an additional $2,500 for his service in that capacity, $1,250 of compensation for his position as Nominating and Governance Chairman and $5,000 for meeting fees; (ii) Myles H. Tanenbaum, Chairman of the Audit Committee, was compensated an additional $5,000 for his service in that capacity and $8,000 for meeting fees; (iii) Elliot J.

Sussman, M.D., Chairman of the Compensation Committee, was compensated an additional $1,250 for his service in that capacity, $1,250 of compensation for his service as a member of the Audit Committee and $9,500 for meeting fees, and; (iv) James E. Dalton, Jr., was compensated an additional $1,250 for his service as a member of the Audit Committee and $8,500 for meeting fees. All travel expenses incurred in connection with their duties as Trustees were reimbursed to the Trustees.

During 2008, we anticipate that each Independent Trustee will be paid annual compensation of $15,000 for service as a Trustee plus $1,000 for attendance in person at each regular meeting of the Board of Trustees or an additional $500 for telephonic participation. An additional $500 will be paid for participation in each Committee meeting or special meeting of the Board of Trustees. During 2008, Miles L. Berger, Lead Trustee, will be compensated an additional $2,500 for his services in that capacity plus an additional $1,250 of compensation for his position as Nominating and Governance Chairman. Also, during 2008, Myles H. Tanenbaum will be compensated an additional $5,000 for his position as Audit Committee Chairman, and Elliot J. Sussman, M.D. and James E. Dalton, Jr., members of the Audit Committee, will be compensated an additional $1,250 each. Additionally, during 2008, the Compensation Committee Chairman, Elliot J. Sussman, M.D., will be compensated an additional $1,250 for his services in that capacity. We will reimburse all Trustees for travel expenses incurred in connection with their duties as Trustees.

On March 1, 2007, pursuant to our 1997 Incentive Plan, Messrs. Miles L. Berger, Myles H. Tanenbaum, Elliot J. Sussman, M.D. and James E. Dalton, Jr. each received an option to purchase 1,000 shares of beneficial interest and 1,000 dividend equivalent rights ("DERs") with an exercise price of $36.53 per share, representing the closing sale price of the Trust's shares of beneficial interest on the date of grant. These options and DERs have a combined fair value of $14.70 per share. These options and DERs are exercisable as follows: 25% one year after date of grant an additional 25% in each of the second, third and fourth years after date of grant. The options and DERs expire ten years after the date of grant. On June 22, 2007, the 1997 Incentive Plan expired. Awards granted under this Plan on or before the termination date shall remain exercisable, in accordance with their respective terms, after the termination of the Plan.

In 2007, the human resource personnel of our Advisor reviewed the non-executive director/trustee compensation of a selected peer group to assess the competitiveness of our Independent Trustee compensation. The selected peer group included companies comparable to us based upon the following criteria: (i) total assets (selected companies with total assets ranging from $50 million to $400 million); (ii) scope of operations (selected companies with investments in commercial real estate), and; (iii) healthcare operations (selected real estate investment trusts that owned primarily healthcare properties). The selected peer group included the following companies: Centracore Properties Trust; Cogdell Spencer, Inc., MHI Hospitality Corp.; National Health Realty, Inc.; Supertel Hospitality, Inc.; Agree Realty Corp.; America First Apartment; Investors, Inc.; AmREIT; BRT Realty Trust; Getty Realty Corp.; Gladstone Commercial Corp.; Monmouth Real Estate Investment Corp.; One Liberty Properties, Inc.; PMC Commercial Trust, and; UMH Properties, Inc.

After the peer group selection and compensation evaluation process was completed by our Advisor's human resource personnel, on our behalf, our Advisor engaged Mercer Human Resource Consulting ("Mercer"), a compensation consulting firm independent from management, to evaluate the peer group selection methodology and compensation evaluation. Based upon its review, Mercer found that the peer group was representative of the director/trustee talent market for comparable companies. Further, Mercer found that the selected peer group companies were chosen in a sound manner and generally represented similar-sized competitors. Mercer also found that the director/trustee compensation data from the selected peer group had been appropriately analyzed and fairly reflected market norms for similarly situated outside directors/trustees. Based on the selected peer group compensation analysis, it was concluded that the compensation of our Independent Trustees was competitive with the median of the market and that each element of compensation was within competitive norms.

On March 6, 2008, pursuant to our Universal Health Realty Income Trust 2007 Restricted Stock Plan, Messrs. Miles L. Berger, Myles H. Tanenbaum, Elliot J. Sussman, M.D. and James E. Dalton, Jr. were each issued restricted stock grants for 225 shares of UHT shares of beneficial interest. These shares are scheduled to vest in equal annual installments on the first two anniversaries of the date of grant. Shares issued under this plan are eligible for dividends.

CORPORATE GOVERNANCE

Trustee Independence

The Board of Trustees has affirmatively determined that four of its five members (Elliot J. Sussman, M.D., James E. Dalton, Jr., Miles L. Berger and Myles H. Tanenbaum) are "independent" under the applicable SEC rules and regulations and the NYSE listing standards. In determining independence, the Board of Trustees affirmatively determines each year whether Trustees have any material relationship with us. When assessing the materiality of a Trustee's relationship with us, the Board of Trustees considers all relevant facts and circumstances, not merely from the Trustee's standpoint, but also from the standpoint of the persons or organizations with which the Trustee has an affiliation. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. The Board of Trustees has concluded that no material relationship exists between us and any of our Independent Trustees other than each such person's position as one of our Trustees.

Meeting of the Board of Trustees

Regular meetings of the Board of Trustees are generally held quarterly, while special meetings are called when necessary. Before each meeting, Trustees are furnished with an agenda and background materials relating to matters to be discussed. During 2007, there were four regular meetings of the Board of Trustees and one special meeting. All Trustees participated in at least 75% of the meetings of the Board of Trustees and of the committees on the Board of Trustees on which they served. It is our policy that Trustees are expected to attend the Annual Meeting of Shareholders. All Trustees, with one exception, attended the 2007 Annual Meeting of Shareholders.

Our Governance Guidelines provide that the Board of Trustees shall hold, in accordance with a schedule determined by the Nominating & Governance Committee, executive sessions where non-management Trustees (i.e., Trustees who are not our officers, but who do not otherwise have to qualify as "Independent Trustees") meet without management participation (except as otherwise specifically requested by the non-management Trustees). During 2007, the non-management Trustees met without management participation twice. The Lead Trustee is currently Miles L. Berger. Interested parties may communicate directly and confidentially with the Lead Trustee or with the non-management Trustees of the Board of Trustees as a group by writing to that person at Universal Health Realty Income Trust, c/o Secretary, Universal Corporate Center, 367 South Gulph Road, King of Prussia, PA 19406.

Shareholder Communications

Shareholders who wish to send communications to the Board of Trustees or an individual Trustee should address such communications to Universal Health Realty Income Trust, c/o Secretary, Universal Corporate Center, 367 South Gulph Road, King of Prussia, PA 19406. The Secretary will forward such communications to the Board of Trustees or the specified individual Trustee to whom the communication is directed unless such communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Secretary has the authority to discard the communication or take appropriate legal action regarding such communication.

Committees of the Board of Trustees

A current copy of our Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Compensation Committee Charter, Nominating & Governance Committee Charter and

Audit Committee Charter are available free of charge on our website at www.uhrit.com. Copies of these documents also are available in print free of charge to any shareholder who requests a copy. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Financial Officers by promptly posting the information on our website.

Compensation Committee. The Compensation Committee met once in 2007. Members of the Compensation Committee are Elliot J. Sussman, M.D., James E. Dalton, Jr. and Miles L. Berger. The members of the Compensation Committee are independent pursuant to the applicable SEC rules and regulations and the listing standards of the NYSE.

The Compensation Committee's responsibilities, which are discussed in detail in its charter, include, among other duties, the responsibility to:

- Review and approve our goals and objectives relevant to the compensation of our chief executive officer, other executive officers and other personnel;
- Determine and approve the compensation levels of our chief executive officer, other executive officers and other personnel and review and determine the compensation of our Independent Trustees;
- Administer our 2007 Plan and discharge the duties set forth therein, and;
- Perform such other duties as the Board of Trustees may from time to time direct.

The Compensation Committee has the authority to establish one or more subcommittees which shall have the responsibilities and consist of those members of the Compensation Committee as the Compensation Committee may determine from time to time.

In its administration of the 2007 Plan, the Compensation Committee has full authority in its discretion from time to time, and at any time, to select those officers and/or other personnel to whom awards will be granted, to determine the number of shares subject thereto, the times at which such awards shall be granted, the time at which the awards shall vest, and the terms and conditions of the agreements to be entered into by our officers. The full Board of Trustees is responsible for administering incentive grants to the Trustees. In determining the amount and terms of long-term incentive grants to be made to our named executive officers and other personnel other than Mr. Miller, the Compensation Committee relies heavily on the input and recommendations of Mr. Miller. See the section titled "Compensation Setting Process," in the Compensation Discussion & Analysis for an additional discussion of the role of Mr. Miller in determining compensation.

In 2007 our Compensation Committee, in its sole discretion, requested an independent valuation of Independent Trustee compensation from a third party. On our behalf, our Advisor engaged Mercer Human Resource Consulting ("Mercer"), a compensation consulting firm independent from management, to evaluate the peer group selection methodology and compensation valuation completed by UHS to assess the competitiveness of Independent Trustee compensation. Additionally, Mercer provided basic guidance regarding the 2007 Plan. Based upon its review, Mercer found that the peer group was representative of the director/trustee talent market for comparable REITs. Further, Mercer found the compensation valuation consistent with acceptable approaches. See the "Compensation Discussion & Analysis" and "Trustee Compensation" for additional information on Mercer.

Nominating & Governance Committee. The Nominating & Governance Committee met once in 2007. The members of this Committee are Miles L. Berger, Elliot J. Sussman, M.D. and James E. Dalton, Jr. The members of the Nominating & Governance Committee are independent pursuant to the applicable SEC rules and regulations and the listing standards of the NYSE.

The Nominating & Governance Committee was appointed by the Board of Trustees to: (1) assist the Board of Trustees by identifying individuals who are qualified, consistent with criteria approved by the Board of Trustees, to become Trustees, and to recommend to the Board of Trustees the Trustee nominees for the next annual meeting of shareholders; (2) develop and recommend to the Board of Trustees a set of governance principals in the form of corporate governance guidelines applicable to the Trust; (3) lead and oversee the Board of Trustees in its annual review of its performance and the performance of our management, and; (4) recommend to the Board Trustee nominees for each committee of the Board of Trustees. The Nominating & Governance Committee adopted our Governance Guidelines.

The Nominating & Governance Committee will consider Trustee nominees recommended by shareholders. Shareholders who wish to recommend a nominee for the Nominating & Governance Committee's consideration may do so by submitting the individual's name and qualifications to the Nominating & Governance Committee Secretary, Universal Corporate Center, 367 South Gulph Road, King of Prussia, PA 19406. Recommendations must be received by the Nominating & Governance Committee no later than the date by which shareholder proposals for presentation at the next annual meeting must be received. Recommended nominees will only be considered if there is a vacancy or if the Board of Trustees decides to increase the number of Trustees.

The Nominating & Governance Committee identifies and evaluates recommended nominees by considering, among other factors, the following minimum qualifications: the individual's integrity, experience, education, expertise, independence and any other factors that the Board of Trustees and the Nominating & Governance Committee deem would enhance the effectiveness of the Board of Trustees and our governance. The Nominating & Governance Committee will evaluate a nominee on the same basis if the individual is recommended by a shareholder. The Nominating & Governance Committee does not currently pay a fee to a third party to identify or evaluate nominees, but may consider from time to time engaging a search firm to identify trustee candidates.

Audit Committee. The Audit Committee met twelve times in 2007. Members of this Committee are Myles H. Tanenbaum, Elliot J. Sussman, M.D. and James E. Dalton, Jr.

Our Board of Trustees has determined, in its business judgment, that each member of the Audit Committee qualifies as independent to the applicable SEC rules and regulations and the listing standards of the NYSE and is financially literate and that Myles H. Tanenbaum qualifies as an "audit committee financial expert" under SEC regulations and has accounting or related financial management expertise.

The Audit Committee is responsible for providing assistance to the Board of Trustees in fulfilling its responsibilities relating to corporate accounting and reporting practices and in maintaining a direct line of communication between the Trustees and the independent registered public accounting firm. It appoints our independent registered public accounting firm, reviews the scope and results of the audits with the independent registered public accounting firm and considers the adequacy of our internal accounting and control procedures.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Universal Health Services, Inc.

Advisory Agreement: UHS of Delaware, Inc. (the "Advisor"), a wholly-owned subsidiary of UHS, serves as Advisor to us under an Advisory Agreement (the "Advisory Agreement") dated December 24, 1986. Under the Advisory Agreement, the Advisor is obligated to present an investment program to us, to use its best efforts to obtain investments suitable for such program (although it is not obligated to present any particular investment opportunity to us), to provide administrative services to us and to conduct our day-to-day affairs. In performing its services under the Advisory Agreement, the Advisor may utilize independent professional services, including accounting, legal, tax and other services, for which the Advisor is reimbursed directly by us. The Advisory Agreement expires on December 31 of each year; however, it is renewable by us, subject to a determination by the Trustees who are unaffiliated with UHS (the "Independent Trustees"), that the Advisor's performance has been satisfactory. The Advisory Agreement may be terminated for any reason upon sixty days written notice by us or the Advisor. The Advisory Agreement has been renewed for 2008. All transactions between us and UHS must be approved by the Independent Trustees.

The Advisory Agreement provides that the Advisor is entitled to receive an annual advisory fee equal to 0.60% of our average invested real estate assets, as derived from our consolidated balance sheet. The advisory fee is payable quarterly, subject to adjustment at year-end based upon our audited financial statements. In addition, the Advisor is entitled to an annual incentive fee equal to 20% of the amount by which cash available for distribution to shareholders for each year, as defined in the Advisory Agreement, exceeds 15% of our equity as shown on our consolidated balance sheet, determined in accordance with generally accepted accounting principles without reduction for return of capital dividends. The Advisory Agreement defines cash available for distribution to shareholders as net cash flow from operations less deductions for, among other things, amounts required to discharge our debt and liabilities and reserves for replacement and capital improvements to our properties and investments. Advisory fees incurred and paid (or payable) to UHS amounted to $1.4 million for each of 2007, 2006 and 2005. No incentive fees were paid during 2007, 2006 or 2005.

Leases: We commenced operations in 1986 by purchasing certain subsidiaries from UHS and immediately leasing the properties back to the respective subsidiaries. Most of the leases were entered into at the time we commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms, with base rents set forth in the leases effective for all but the last two renewal terms. In 1998, the lease for McAllen Medical Center was amended to provide that the last two renewal terms would also be fixed at the initial agreed upon base rental. This lease amendment was in connection with certain concessions granted by UHS with respect to the renewal of other leases. The base rents are paid monthly and each lease also provides for additional or bonus rents which are computed and paid on a quarterly basis based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with subsidiaries of UHS are unconditionally guaranteed by UHS and are cross-defaulted with one another.

The combined revenues generated from the leases on the UHS hospital facilities accounted for approximately 54% of our total revenue for the five years ended December 31, 2007 (approximately 57%, 51%, and 49% for the years ended December 31, 2007, 2006 and 2005, respectively). Including 100% of the revenues generated at the unconsolidated LLCs in which we have various non-controlling equity interests ranging from 33% to 99%, the leases on the UHS hospital facilities accounted for approximately 25% of the combined consolidated and unconsolidated revenue for the five years ended December 31, 2007 (approximately 24%, 24% and 25% for the years ended December 31, 2007, 2006 and 2005, respectively). In addition, seven MOBs (plus two additional MOBs currently under construction) owned by LLCs in which we hold various non-controlling equity interests, include tenants which are subsidiaries of UHS.

Pursuant to the Master Lease Document by and among us and certain subsidiaries of UHS, dated December 24, 1986 (the "Master Lease"), which governs the leases of all hospital properties with subsidiaries of UHS, UHS has the option to renew the leases at the lease terms described below by providing notice to us at least 90 days prior to the termination of the then current term. In addition, UHS has rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. UHS also has the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at the appraised fair market value. In addition, during 2006, as part of the overall exchange and substitution proposal relating to Chalmette Medical Center ("Chalmette"), as discussed below, as well as the early five year lease renewals on Southwest Healthcare System-Inland Valley Campus ("Inland Valley"), Wellington Regional Medical Center ("Wellington"), McAllen Medical Center ("McAllen") and The Bridgeway ("Bridgeway"), we agreed to amend the Master Lease to include a change of control provision. The change of control provision grants UHS the right, upon one month's notice should a change of control of the Trust occur, to purchase any or all of the four leased hospital properties at their appraised fair market value.

During the third quarter of 2005, Chalmette, a 138-bed acute care hospital located in Chalmette, Louisiana, was severely damaged and closed as a result of Hurricane Katrina. At that time, the majority of the real estate assets of Chalmette were leased from us by a subsidiary of UHS and, in accordance with the terms of the lease, and as part of an overall evaluation of the leases between subsidiaries of UHS and us, UHS offered substitution properties rather than exercise its right to rebuild the facility or offer cash for Chalmette. Independent appraisals were obtained by us and UHS which indicated that the pre-hurricane fair market value of the leased facility was $24.0 million.

During the third quarter of 2006, we completed the asset exchange and substitution pursuant to the Asset Exchange and Substitution Agreement ("Agreement") with UHS whereby we agreed to terminate the lease between us and Chalmette and to transfer the real property assets and all rights attendant thereto (including insurance proceeds) of Chalmette to UHS in exchange and substitution for newly constructed real property assets owned by UHS ("Capital Additions") at Wellington, Bridgeway and Inland Valley, in satisfaction of the obligations under the Chalmette lease. The Capital Additions consist of properties which were recently constructed on, or adjacent to, facilities already owned by us as well as a recently constructed Capital Addition at Inland Valley which was completed and opened during the third quarter of 2007. Pursuant to section 1033(a)(1) of the Internal Revenue Code of 1986, as amended, we recognized no gain for federal income tax purposes based upon the transaction as agreed upon in the Agreement.

The total cost of the 44-bed Capital Addition at Inland Valley amounted to $11.7 million, which exceeded the $11.0 million threshold included in the Agreement. Pursuant to the terms of the Agreement, the $760,000 of cost in excess of the $11.0 million threshold has been paid to UHS in cash and UHS will pay incremental rent on the $760,000 excess cost at a rate of 6.75%.

The table below details the renewal options and terms for each of the four UHS hospital facilities:

Hospital Name	Type of Facility	Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	Acute Care	$5,485,000	December, 2011	20(a)
Wellington Regional Medical Center	Acute Care	$3,030,000	December, 2011	20(b)
Southwest Healthcare System, Inland Valley Campus	Acute Care	$2,648,000(d)	December, 2011	20(b)
The Bridgeway	Behavioral Health	$ 930,000	December, 2014	10(c)

(a) UHS has four 5-year renewal options at existing lease rates (through 2031).

(b) UHS has two 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).

(c) UHS has two 5-year renewal options at fair market value lease rates (2015 through 2024).

(d) Includes incremental rent on the $760,000 of Capital Addition cost in excess of $11.0 million.

The properties included in the Asset Exchange and Substitution Agreement consist of the following, based upon fair value amounts (in thousands):

Wellington—Bed Tower	$ 8,926
Bridgeway—28 bed addition	4,072
Inland Valley—44 bed expansion	11,728
Total fair value of exchanged and substituted assets, including $760,000 excess repaid to UHS	$24,726

During 2005, 2004 and 2003, the total rent earned by us under the Chalmette lease was approximately $1.6 million to $1.7 million annually (including $960,000 of base rental and approximately $700,000 of bonus rental). The total rent payable to us on the Capital Additions included in the substitution package (including the estimated base rent on the Inland Valley Capital Addition in excess of $11.0 million) is expected to approximate the total rent earned by us under the Chalmette lease.

Also during the second quarter of 2006, as part of the overall asset exchange and substitution arrangement with UHS, UHS agreed to early renewals of the leases between us and each of Inland Valley, Wellington and McAllen which were scheduled to mature on December 31, 2006, and Bridgeway, which was scheduled to mature on December 31, 2009. These leases were renewed on the same economic terms as the current leases.

Included in our consolidated statement of income during 2005 was a property write-down charge of $6.3 million representing the book value of the Chalmette property damaged by the hurricane. Included in our 2005 net income was an equal amount representing the property damage recoverable from UHS. Prior to the completion of the asset exchange and substitution, Chalmette had a combined asset value of $8.3 million on our consolidated balance sheet consisting of $2.0 million of land held for exchange and $6.3 million of property damage receivable from UHS. Included in our net income during 2007 and 2006 are gains of $1.7 million and $14.0 million, respectively, representing the total property transferred to us from UHS as of December 31, 2007 in excess of the $8.3 million book value of Chalmette.

During 2007, we committed to invest up to $6.4 million in debt or equity, in exchange for a 95% non-controlling equity interest in a limited liability company that will develop, construct, own and operate the

Summerlin Medical Office Building III, located in Las Vegas, Nevada, on the campus of a UHS hospital. This building, tenants of which include subsidiaries of UHS, is scheduled to be completed and opened during the fourth quarter of 2008.

During 2006, we committed to invest up to $6.6 million ($250,000 in equity, $250,000 of which has been funded as of December 31, 2007 and $6.3 million in debt financing or equity, of which $183,000 has been funded as of December 31, 2007) in exchange for a 95% non-controlling equity interest in a limited liability company that developed, constructed, owns and operates the Centennial Hills Medical Office Building I, located in Las Vegas, Nevada, on the campus of a UHS hospital. The LLC has a $15.7 million construction loan commitment from a third-party, which is non-recourse to us. This building, tenants of which include subsidiaries of UHS, was completed and opened during the fourth quarter of 2007.

Additionally, during 2006, we committed to invest up to $4.3 million in equity, of which $143,000 has been funded as of December 31, 2007, in exchange for a 95% non-controlling equity interest in a limited liability company that will develop, construct, own and operate the Palmdale Medical Plaza, located in Palmdale, California, on the campus of a UHS hospital currently under construction. This medical office building ("MOB") will be 75% master leased by UHS of Palmdale, Inc., a subsidiary of UHS, on a triple net basis. The master lease for each suite will be cancelled at such time that the suite is leased for a minimum term of five years, to another tenant acceptable to the LLC and UHS of Palmdale. Based upon the executed leases and letter of intent commitments in place as of December 31, 2007, the master lease threshold of 75% was not expected to be met by the completion and opening of the building. The LLC has a $9.9 million construction loan commitment from a third-party, which is non-recourse to us. At December 31, 2007, $7.4 million of third-party debt has been borrowed against this $9.9 million construction loan commitment. This building, tenants of which include subsidiaries of UHS, is scheduled to be completed and opened during the second quarter of 2008. This LLC, which is deemed to be a variable interest entity, is consolidated in our financial statements as of December 31, 2007.

During 2005, we committed to invest up to $12.3 million in debt and/or equity, of which $10.2 million has been funded ($219,000 was repaid during 2007) as of December 31, 2007, in exchange for a 95% non-controlling interest in a limited liability company that developed, constructed, owns and operates the Spring Valley Medical Office Building II, a second MOB on the campus of a UHS hospital located in Las Vegas, Nevada. This MOB was completed and opened during the second quarter of 2007.

During the third quarter of 2004, Wellington, our 121-bed acute care facility located in West Palm Beach, Florida, sustained storm damage caused by a hurricane. This facility is leased by a wholly-owned subsidiary of UHS and pursuant to the terms of the lease, UHS is responsible for maintaining replacement cost property insurance for the facility, a substantial portion of which is insured by a commercial carrier. The facility did not experience significant business interruption. During the year ended December 31, 2005, UHS incurred $4.7 million in replacement costs (in addition to $1.9 million incurred during 2004) and since these additional costs were recovered from UHS, $4.7 million has been included in net income during the year ended December 31, 2005. The repairs to the facility were completed as of December 31, 2005. UHS spent a total of approximately $6.6 million to replace the damaged property at this facility.

UHS Legal Proceedings: We have been advised by UHS that UHS, together with its South Texas Health System affiliates, which operate McAllen Medical Center, were served with a subpoena dated November 21, 2005, issued by the Office of Inspector General of the Department of Health and Human Services ("OIG"). At that time, the Civil Division of the U.S. Attorney's office in Houston, Texas indicated that the subpoena was part of an investigation under the False Claims Act regarding compliance with Medicare and Medicaid rules and regulations pertaining to the employment of physicians and the solicitation of patient referrals from physicians from January 1, 1999 to the date of the subpoena, related to the South Texas Health System. UHS has advised us that since January of 2006, documents were produced on a rolling basis pursuant to this subpoena and several additional requests, including an additional March 9, 2007 subpoena. On February 16, 2007, UHS's South Texas Health System affiliates were served with a search warrant in connection with what UHS has been advised is a related criminal Grand Jury investigation concerning the production of documents. At that time, the government obtained various documents and other property related to the facilities. Follow-up Grand Jury subpoenas for documents and witnesses and other requests for information were subsequently served on South Texas Health System facilities and certain UHS employees and former employees.

UHS's legal representatives continue to meet with representatives of the civil and criminal divisions of the United States Attorney's Office for the Southern District of Texas to discuss the status of these matters. UHS's representatives have been advised that the government is continuing its investigations. UHS understands that, based on those discussions and its investigations to date, the government is focused on certain arrangements entered into by the South Texas Health System affiliates which, the government believes, may have violated Medicare and Medicaid rules and regulations pertaining to payments to physicians and the solicitation of patient referrals from physicians and other matters relating to payments to various individuals which may have constituted improper or illegal payments. UHS understands that the government is also focusing its investigation to determine whether the South Texas Health System affiliates and certain individuals illegally failed to fully comply with the original OIG subpoena. UHS is investigating these matters, cooperating with the investigations and responding to the matters raised with them. UHS continues to produce documents on a rolling basis to the government based on its requests pursuant to its investigations. UHS expects to continue their discussions with the government to attempt to resolve these matters in a manner satisfactory to UHS and the government. There is no assurance that UHS will be able to do so, and, at this time, UHS is unable to evaluate the extent of any potential financial or other exposure in connection with these matters which are related to the subject of the government's investigations.

UHS has advised us that it monitors all aspects of its business and that it has developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including UHS's. Although UHS believes its policies, procedures and practices comply with governmental regulations, no assurance can be given that UHS will not be subjected to further inquiries or actions, or that UHS will not be faced with sanctions, fines or penalties in connection with the investigation of their South Texas Health System affiliates. Even if UHS were to ultimately prevail, the government's inquiry and/or action in connection with this matter could have a material adverse effect on UHS's future operating results and on the future operating results of McAllen Medical Center. While the base rentals are guaranteed by UHS through the end of the existing lease term, should this matter adversely impact the future revenues and/or operating results of McAllen Medical Center, the future bonus rental earned by us on this facility may be materially, adversely impacted. Bonus rental revenue earned by us from McAllen Medical Center amounted to $1.7 million during 2007 and $1.9 million during 2006. We can provide no assurance that this matter will not have a material adverse impact on underlying value of McAllen Medical Center or on the future base rental earned on this facility should the existing lease not be renewed pursuant to its current lease rates after its December, 2011 scheduled expiration of the existing lease term.

Officers and Employees: Our officers are all employees of UHS and, although as of December 31, 2007 we had no salaried employees, our officers do receive stock-based compensation from time-to-time.

Share Ownership: As of December 31, 2007, UHS owned 6.7% of our outstanding shares of beneficial interest.

Review, Approval and Ratification of Related Party Transactions

Pursuant to our Code of Business Conduct and Ethics, all employees, officers and Trustees of the Trust, including family members and entities in which such persons have an interest (except any other publicly traded company in which such persons have less than a 5% interest) should avoid any relationship or financial interest which gives rise to an actual or potential conflict of interest between us and the employee, officer or Trustee. If an employee, officer or Trustee becomes aware of an actual or potential conflict of interest, he or she should promptly bring it to the attention of, and disclose all material facts to, one or more of a supervisor, a member of our legal staff, or the Chairperson of the Nominating & Governance Committee of the Board.

Pursuant to Section 4.9 of our Declaration of Trust, we may not engage in a transaction with any employee, officer, agent or Trustee of the Trust or with any employee, officer, agent or director of the Advisor, or any affiliate thereof except to the extent that such transaction has been approved or ratified by a majority of the Trustees who do not have an interest in the transaction. We may not engage in a transaction with our Advisor or any affiliate thereof (such as UHS) except to the extent that such transaction has been approved or ratified by a majority of the Independent Trustees. In approving or rejecting the proposed agreement, the Trustees will consider the relevant facts and circumstances available and deemed relevant, including but not limited to, the risks, costs, and benefits to us, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on Trustee independence. In general, the Trustees shall only approve those agreements that, in light of known circumstances, are in our best interests and that are fair and reasonable to us and our shareholders. For certain transactions with related persons, our Declaration of Trust requires that, based on an independent real estate appraiser, the total consideration is not in excess of the appraised value of the interest in the real property being acquired or disposed of, as applicable. If a transaction involves payments by us for services rendered (other than as Advisor, officer or Trustee), our Declaration of Trust requires that the payments made by us may not be in excess of payments made by third-parties to the related person for comparable services in the same geographic area and may not be in excess of fees charged by parties unrelated to us for comparable services in the same geographic area.

All of our transactions with UHS and our Advisor were approved by a majority of our Independent Trustees.

AUDIT COMMITTEE REPORT

The Board of Trustees is committed to the accuracy and integrity of its financial reporting. The Audit Committee takes an involved and active role in delivering on this commitment.

The Audit Committee provides independent, objective oversight of our accounting functions and internal controls.

The Audit Committee reviews and evaluates, and discusses and consults with our management and the internal audit personnel and the independent registered public accounting firm about the following:

- the plan for, and the independent auditors' report on, each audit of our financial statements and internal controls;
- changes in our accounting practices, principles, controls or methodologies, or in our financial statements;

- significant developments in accounting rules;
- the adequacy of our internal accounting controls, and accounting, financial and auditing personnel; and
- the establishment and maintenance of a work environment that promotes ethical behavior.

The Audit Committee acts under a written charter which was originally adopted by the Board of Trustees in 2004 and is reviewed and approved on an annual basis. The Audit Committee reviews, acts on and reports to the Board of Trustees with respect to various auditing, accounting, financial reporting, internal control and regulatory compliance matters. In discharging its oversight role, the Audit Committee may engage independent counsel and other advisers as it determines necessary. In accordance with the Sarbanes-Oxley Act of 2002, the Audit Committee also has the direct responsibility to select, evaluate, determine the compensation of, oversee, and where appropriate, replace our independent auditors, and has the authority to resolve disagreements between management and our auditors. The Audit Committee may establish procedures for the receipt, retention and treatment of complaints received by the Trust regarding accounting and auditing matters, as well as confidential, anonymous submission by employees. The Board of Trustees has determined that each of the members of the Audit Committee is "independent" within the meaning of the rules of the NYSE and the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002.

The Audit Committee recommended to the Board of Trustees that the financial statements be included in the Annual Report on Form 10-K. The Audit Committee took a number of steps in making this recommendation for 2007:

- First, the Audit Committee discussed with our independent registered public accounting firm the overall scope and plans for their audits.
- Second, the Audit Committee met with the independent auditors, without management present, to discuss the results of their audits, their evaluations of our internal controls and the overall quality of our financial reporting.
- Third, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.
- Fourth, the Audit Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards of the Public Company Accounting Oversight Board (United States).
- Fifth, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Trust, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors' independence.
- Finally, the Audit Committee obtained and reviewed a report from the independent auditor describing: (i) the independent auditor's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years inspecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and the Trust.

The Audit Committee reviewed our financial statements with the Board of Trustees and discussed them with KPMG LLP during the 2007 fiscal year, along with the matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee received from KPMG LLP the written disclosures, including the letter, required by Independence Standards Board Standard No. 1 and discussed with KPMG LLP its independence. Based on these discussions with KPMG LLP and management and the financial statement review, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the Board of Trustees that the audited financial statements be included in our 2007 Annual Report on Form 10-K.

AUDIT COMMITTEE

Myles H. Tanenbaum, Chairman
James E. Dalton, Jr.
Elliot J. Sussman, M.D.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP served as our independent registered public accounting firm for the 2007 and 2006 fiscal years and has been selected to serve in that capacity us for the 2008 fiscal year. It is anticipated that representatives of KPMG LLP will be present at the Annual Meeting and will have an opportunity to make a statement, if they desire to do so, and to respond to any appropriate inquiries of the shareholders or their representatives.

Set forth below are the fees paid or accrued for the services of KPMG LLP during 2007 and 2006:

	2007	2006
Audit fees	$369,000	$347,000
Audit-related fees	—	—
Tax fees	178,800	160,400
All other fees	—	—
Total	$547,800	$507,400

Audit fees for 2007 and 2006 consist primarily of professional services rendered to us or various audits of limited liability companies in which we hold equity interests. Such audit services include audits of financial statements, audit of our annual management assessment of the effectiveness of internal control over financial reporting in 2007 and 2006 (as required by Section 404 of the Sarbanes-Oxley Act of 2002), reviews of our quarterly financial statements, and audit services provided in connection with regulatory filings.

Tax fees for professional services rendered in 2007 and 2006 consisted primarily of the preparation of federal and state income tax returns and consultation on various tax matters related to us or limited liability companies in which we hold equity interests.

The Audit Committee has considered and determined that the provision of non-audit services by our principal auditor is compatible with maintaining auditor independence.

All audit and permissible non-audit services provided to us by the independent auditors are pre-approved by the Audit Committee, which considers whether the proposed services would impair the independence of the independent auditors. The Chairperson of the Audit Committee may pre-approve audit and permissible non-audit services during the time between audit committee meetings if the fees for the proposed services are less than $25,000.

YOU ARE URGED TO VOTE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE YOUR PROXY BY TELEPHONE OR INTERNET AT YOUR EARLIEST CONVENIENCE, WHETHER OR NOT YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING IN PERSON.

BY ORDER OF THE BOARD OF TRUSTEES

Cheryl K. Ramagano
Secretary

King of Prussia, Pennsylvania
April 25, 2008

Board of Trustees



Alan B. Miller

Chairman of the Board, President and Chief Executive Officer of the Trust; Chairman of the Board, President and Chief Executive Officer of Universal Health Services, Inc.



Miles L. Berger[2,3*,4]

Chairman of the Board of Berger Management Services, LLC



James E. Dalton, Jr.[1,2,3]

Chairman of the Board of Signature Hospital Corporation



Elliot J. Sussman, M.D., M.B.A.[1,2*,3]

President and Chief Executive Officer of Lehigh Valley Hospital and Health Network



Myles H. Tanenbaum[1*]

Vice Chairman of A Wish Come True, L.P.

[1] Audit Committee

[2] Compensation Committee

[3] Nominating & Governance Committee

[4] Lead Independent Trustee

[*] Committee Chairman

Officers

Alan B. Miller, *President and Chief Executive Officer*
Charles F. Boyle, *Vice President and Chief Financial Officer*
Cheryl K. Ramagano, *Vice President, Treasurer and Secretary*
Timothy J. Fowler, *Vice President, Aquisitions and Development*
Genevieve P. Owsiany, *Controller*

Executive Offices

Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406-0958
(610) 265-0688

Annual Meeting

June 5, 2008 10:00 a.m.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

Company Counsel

Fulbright & Jaworski, LLP
New York, NY

Auditors

KPMG, LLP
Philadelphia, PA

Transfer Agent and Registrar

Computershare Trust Company, N.A.
Investor Relations Department
P.O. Box 43078
Providence, RI 02940-3078
1-877-282-1168
www.Computershare.com/EquiServe

Internet Address

The Trust can be accessed on the World Wide Web at http://www.uhrit.com

Listing

Trust shares are listed on the New York Stock Exchange under the symbol UHT



Universal Health Realty Income Trust

Universal Corporate Center
367 South Gulph Road
King of Prussia, Pennsylvania 19406
(610) 265-0688

END